EXHIBIT 99.1

PRELIMINARY ECONOMIC ASSESSMENT

on the

Bralorne Gold Mines Property
Gold Bridge
British Columbia
Canada

Prepared for

Bralorne Gold Mines Ltd.
Vancouver, B.C.

By
Beacon Hill Consultants (1988) Ltd.
Report Date October 15, 2012
Effective date October 15, 2012
Amended date November 20, 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

TABLE OF CONTENTS

SECTION 1.0	SUMMARY	1-1

1.1	OVERVIEW	1-1
1.2	Purpose of Report	1-1
1.2.1	Present Operations	1-2
1.3	INTRODUCTION	1-3
1.4	RESOURCES	1-3
1.5	REVIEW OF PRESENT OPERATIONS	1-4
1.6	CAPITAL COSTS	1-7
1.7	OPERATING COSTS	1-7
1.8	FINANCIAL ANALYSIS	1-8
1.8.1	Present Operations	1-8
1.8.2	Results	1-11
1.9	CONCLUSIONS	1-11
1.10	RECOMMENDATIONS	1-12

SECTION 2.0	INTRODUCTION	2-1

2.1	Scope of Work	2-1
2.2	Team	2-1
2.3	Acknowledgements	2-1
2.4	Discussion	2-1

SECTION 3.0	RELIANCE ON OTHER EXPERTS	3-1

SECTION 4.0	PROPERTY DESCRIPTION AND LOCATION	4-1

4.1	INTRODUCTION	4-1
4.2	LOCATION	4-1
4.3	CLAIMS	4-3
4.3.1	List of Claims	4-5

SECTION 5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOLOGRAPHY	5-1

5.1	ACCESSIBILITY	5-1

SECTION 6.0	HISTORY	6-1

6.1	EARLY HISTORY AND PRODUCTION	6-1
6.2	WORK AFTER MINE CLOSURE	6-1
6.2.1	Taylor-Bridge - Peter Vein Area	6-1
6.2.2	Bralorne-Pioneer Area	6-2

SECTION 7.0	GEOLOGY SETTING AND MINERALIZATION	7-1

7.1	REGIONAL GEOLOGY	7-1
7.2	LOCAL AND PROPERTY GEOLOGY	7-2
7.3	MINERALIZATION	7-8

SECTION 8.0	DEPOSIT TYPES	8-1

SECTION 9.0	EXPLORATION	9-1

9.1	2009 PROGRAM	9-3
9.2	2010 PROGRAM	9-3
9.3	2011 PROGRAM	9-3
9.4	MINE SAMPLING METHODS	9-5
9.5	2012 PROGRAM AND PLANS	9-5

Beacon Hill Consultants (1988) Ltd.	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 10.0	DRILLING	10-1

10.1	2009 SURFACE DRILL PROGRAM	10-1
10.1.1	Results for BK Structure	10-3
10.1.2	Results for Alhambra Structure	10-3
10.1.3	Results for Parallel Veins	10-4
10.2	2010 SURFACE DRILLING	10-4
10.2.1	Results for BK Structure	10-5
10.3	2011 SURFACE DRILL PROGRAM	10-6
10.3.1	Results for BK Structure	10-7
10.4	UNDERGROUND DRILLING (2011-CURRENT)	10-10
10.4.1	Results for Underground Drilling	10-13

SECTION 11.0	SAMPLE PREPARATION, ANALYSIS AND SECURITY	11-1

11.1	DRILL CORE SAMPLING	11-1
11.2	ASSAY QUALITY ASSURANCE /QUALITY CONTROL	11-2
11.2.1	Drill Core QA/QC	11-2
11.2.2	Mine Sample QA/QC	11-3

SECTION 12.0	DATA VERIFICATION	12-1

SECTION 13.0	MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

SECTION 14.0	MINERAL RESOURCE ESTIMATES	14-1

14.1	RESOURCE MODELLING METHODS	14-3
14.1.1	Block Model Resource Estimation	14-3
14.1.2	Polygonal Resource Estimation	14-4
14.1.3	Stockpile Resource Estimation	14-4
14.2	MINERAL RESOURCE ESTIMATES	14-4
14.2.1	Mill Feed Stockpile	14-4
14.2.2	Broken Inventory	14-5
14.2.3	BK-3 (Upper) Resource	14-5
14.2.4	BK-3 (Lower) Resource	14-9
14.2.5	BK 800 Resource	14-9
14.2.6	BK 900 Resource	14-12
14.2.7	HW51BFW-400 Resource	14-16
14.2.8	HW51BFW-Other	14-19
14.2.9	400-51BFW-West	14-19
14.2.10	51BFW-4140	14-24
14.2.11	51BFW-Other	14-24
14.2.12	Taylor Vein	14-28
14.2.13	Peter Vein	14-31
14.2.14	52 Vein	14-36
14.2.15	BKN Vein	14-37
14.2.16	King Vein	14-43
14.2.17	Validation of Models and Resources	14-43

SECTION 15.0	MINERAL RESERVE ESTIMATES	15-1

SECTION 16.0	MINING METHODS	16-1

16.1	MINE PLAN	16-1
16.2	INTRODUCTION	16-1
16.3	MINING METHOD	16-1
16.3.1	Shrinkage	16-1
16.3.2	Mine Development	16-1

SECTION 17.0	RECOVERY METHODS	17-1

17.1	PROCESS DESCRIPTION	17-1

Beacon Hill Consultants (1988) Ltd.	2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 18.0	PROJECT INFRASTRUCTURE	18-1

18.1	INTRODUCTION	18-1
18.2	TAILING DEPOSITION SYSTEM	18-1
18.2.1	Summary	18-1
18.2.2	Background	18-3
18.2.3	Tailings Storage Facility	18-4
18.2.4	Tailings Dam	18-5
18.2.5	Seepage	18-8
18.2.6	Water Balance	18-9
18.2.7	Future Studies	18-12
18.3	WATER TREATMENT FACILITY	18-13
18.3.1	Introduction	18-13
18.3.2	Process Objectives & Assumptions	18-15
18.3.3	Design Chemistry	18-16
18.3.4	Effluent Quality	18-18
18.3.5	Preliminary Design	18-20
18.3.6	Process Treatment Development	18-29
18.4	POWER	18-34
18.4.1	Introduction	18-34
18.4.2	Existing Electrical Power Supply	18-34
18.4.3	New Electrical Load	18-34
18.4.4	Electrical Supply Upgrades	18-35
18.4.5	Capital Cost	18-35
18.4.6	Summary And Recommendations	18-35

SECTION 19.0	MARKET STUDIES AND CONTRACTS	19-1

SECTION 20.0	ENVIRONMENTAL STUDIES, PERMITTING OR COMMUNITY IMPACT	20-1

20.1	INTRODUCTION	20-1
20.2	PERMIT REVIEW	20-2
20.2.1	Approval AE-14480 (MOE)	20-2
20.2.2	Permit M-207 (MEMPR)	20-2
20.3	First Nations	20-4
20.3.1	Explosive Storage and Use Permit	20-5

SECTION 21.0	CAPITAL AND OPERATING COSTS	21-1

21.1	CAPITAL COSTS	21-1
21.1.1	Present Operations 85tpd	21-1
21.2	OPERATING COSTS	21-2

SECTION 22.0	ECONOMIC ANALYSIS	22-1

22.1	INTRODUCTION	22-1
Results		22-4

SECTION 23.0	ADJACENT PROPERTIES	23-1

SECTION 24.0	OTHER RELEVANT DATA AND INFORMATION	24-1

SECTION 25.0	INTERPRETATION AND CONCLUSIONS	25-1

25.1	CONCLUSIONS	25-1

SECTION 26.0	RECOMMENTAIONS	26-1

26.1	RECOMMENDATIONS	26-1

SECTION 27.0	REFERENCES	27-1

SECTION 28.0	CERTIFICATE OF QUALIFIED PERSONS	28-1

SECTION 29.0	DATE AND SIGNATURE PAGE	29-1

Beacon Hill Consultants (1988) Ltd.	3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

LIST OF FIGURES

Figure 4-1:	Location Ma	4-2
Figure 4-2:	Bralorne Claims	4-4
Figure 7-1:	Regional Geological Setting of the Bralorne Property.	7-2
Figure 7-2:	Map of the Bridge River camp showing major faults and mineral deposits.	7-4
Figure 7-3:	Local geological setting of the Bralorne property.	7-5
Figure 7-4:	Geological map of the Bralorne property.	7-7
Figure 7-5:	Schematic longitudinal section showing historic mines and exploration targets	7-9
Figure 9-1:	Location of drilling and mine development areas from 2009 to 2012.	9-4
Figure 14-1:	Plan View of 2012 Resource Areas.	14-2
Figure 14-2:	Longitudinal section showing the BK-3 Mineral Resource.	14-7
Figure 14-3:	Longitudinal Section showing BK 800 Block 2 Resource Model.	14-10
Figure 14-4:	Longitudinal Section showing the BK-900 Resource Model.	14-15
Figure 14-5:	Longitudinal Section showing Resource Model for HW51BFW Vein.	14-17
Figure 14-6:	Longitudinal Section showing Resource Model for 400-51BFW-West.	14-20
Figure 14-7:	Longitudinal Section showing Model for 51BFW-600 Resource.	14-23
Figure 14-8:	Longitudinal Section showing Resource Model for 51BFW-4140 Area.	14-27
Figure 14-9:	Longitudinal section showing resource model for Taylor vein.	14-30
Figure 14-10:	Longitudinal section showing model for Peter Vein resource. .	14-32
Figure 14-11:	Longitudinal section showing resources on the 52 Vein.	14-35
Figure 14-12:	Longitudinal section showing resources outlines on the BKN Vein-West Blocks.	14-40
Figure 14-13:	Longitudinal section showing resources outlines on the BKN Vein-East Blocks.	1441
Figure 14-14:	Longitudinal section showing resource model on the BKN Vein.	14-42
Figure 16-1:	Typical Shrinkage Stope	16-2
Figure 16-2:	Mine Development Typical Layout	16-3
Figure 17-1:	Plant Flow Sheet	17-2
Figure 17-2:	Crushing Circuit	17-4
Figure 17-3:	Eimco Ball Mill	17-5
Figure 17-4:	Minpro Cleaner Flotation Cells	17-6
Figure 17-5:	Tailings Pond viewed from the Dam	17-7
Figure 18-1:	Tailings Dam Site Plan	18-2
Figure 18-2:	Tailings Seepage Flow and Pond Elevation Curve	18-6
Figure 18-3:	Bralorne TSF Dam Settlement Points - Elevation	18-7
Figure 18-4:	Average Annual Water Balance Schematic	18-11
Figure 18-5:	Process Flowsheet Dewatering Phase	18-26
Figure 18-6:	Process Flow Sheet After Dewatering	18-27

Beacon Hill Consultants (1988) Ltd.	4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

LIST OF TABLES

Table 1.1:	Resource Estimate (Diluted) - Effective date: August 31, 2012.	1-4
Table 1.2:	Summary Development, Production and Processing Schedule 85tpd	1-5
Table 1.3:	Summary Schedule – Plant Results for April 2011 to April 30, 2012	1-6
Table 1.4:	Summary of Estimated Capital Cost	1-7
Table 1.5:	Summary of Estimated Operating Costs 85tpd $(000)’s	1-8
Table 1.6:	Gold price 2012 US$1650/oz, 2013 and succeeding years, US$1500/oz	1-9
Table 1.7:	Present Operations - Sensitivity Analysis	1-10
Table 1.8:	Summary of the Estimate Cost for the Proposed Work Program	1-13
Table 4.1:	Bralorne Area Tenures	4-6
Table 9.1:	Development Summary at the Bralorne mine 2007-2012	9-2
Table 10.1:	Summary of 2009 Surface Diamond Drilling.	10-2
Table 10.2:	Significant Intercepts from 2009 Surface drilling.	10-2
Table 10.3:	Summary of 2010 Surface Drilling.	10-5
Table 10.4:	Significant Intercepts from 2010 Surface Drill Holes.	10-6
Table 10.5:	Summary of 2011 surface diamond drilling.	10-8
Table 10.6:	Significant Intercepts from 2011 Surface Drill Holes (Feb 24, 2012).	10-9
Table 10.7:	Summary of 2011 Underground Diamond Drilling.	10-10
Table 10.8:	Summary of 2012 Underground Diamond Drilling (Sept 17, 2012).	10-11
Table 10.9:	Significant Intercepts from 2011 Underground Diamond Drilling (Apr 29, 2012).	10-11
Table 10.10:	Significant Intercepts from 2012 Underground Diamond Drilling.	10-12
Table 14.1:	Resource Estimate (Diluted) - Effective date: August 31, 2012.	14-2
Table 14.2:	Block Model Resource Estimate (undiluted) for BK-3 Upper (block 1).	14-6
Table 14.3:	Block Modeling Parameters for BK-3 Resource Estimate.	14-8
Table 14.4:	Block Model Resource Estimate for BK-3 Lower (Block 2).	14-9
Table 14.5:	Block model resource estimate for the BK-800 (block 2) area.	14-11
Table 14.6:	Block modeling parameters used for the BK-800 resource model.	14-12
Table 14.7:	Block model resource estimate for the BK-900 zone.	14-13
Table 14.8:	Block Modeling Parameters used for the BK-900 Estimate.	14-14
Table 14.9:	Block Model Resource Estimate for the HW51BFW-.	14-18

Beacon Hill Consultants (1988) Ltd.	5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.10:	Block Modeling Parameters used for the HW51BFW-400 Estimate.	14-18
Table 14.11:	Block Model Resource Estimate for the 400-51BFW-West.	14-21
Table 14.12:	Block Modeling Parameters used for the 400-51BFW-West.	14-21
Table 14.13:	Block Model Resource Estimate for the 51BFW-600.	14-22
Table 14.14:	Block Modeling Parameters used for the 51BFW-600 estimate.	14-23
Table 14.15:	Block Model Resource Estimate for the 51BFW-4140 area.	14-25
Table 14.16:	Block Modeling Parameters used for the 51BFW-4140 Estimate.	14-26
Table 14.17:	Block Model Resource Estimate for the Taylor Vein.	14-28
Table 14.18:	Block Modeling Parameters used for the Taylor Vein Estimate.	14-29
Table 14.19:	Block Model Resource Estimate for the Peter vein.	14-31
Table 14.20:	Block Modeling Parameters used for the Peter Vein Estimate.	14-33
Table 14.21:	Block Model Resource Estimate for the Peter Vein.	14-34
Table 14.22:	Block Modeling Parameters used for the 52 Vein Estimate.	14-36
Table 14.23:	Block Modeling Parameters used for the BKN Vein Estimate.	14-37
Table 14.24:	Block model resource estimate for the BKN Zone	14-38
Table 17.1:	Plant Equipment List	17-3
Table 18.1:	Average Annual Water Balance	18-10
Table 18.2:	Design Chemistry*	18-16
Table 18.3:	Sludge Production	18-17
Table 18.4:	Comparison of Effluent Quality from Different HDS Processes*	18-19
Table 18.5:	High Density Sludge Water Treatment- Design Flow Rate 35l/sec	18-21
Table 18.6:	High Density Sludge Water Treatment- Design Flow Rate 15l/sec	18-22
Table 18.7:	Mass Balance Design Flow Rate 35l/sec	18-23
Table 18.8:	Balance Design Flow Rate 15l/sec	18-24
Table 18.9:	Sludge Generation Prediction Design Flow Rate 35 \l/sec	18-25
Table 21.1:	Present Operations - Capital Cost Summary	21-2
Table 21.2:	Present Operations - Estimated Operating Cost Summary Base Case $(000)’s	21-3
Table 22.1:	Present Operations – Base Case	22-2
Table 22.2:	Present Operations - Sensitivity Analysis	22-3
Table 26.1:	Summary Cost Estimate of Recommended Work Program	26-1
Table 26.2:	Exploration Cost Estimate	26-3
Table 26.3:	Water Treatment Facility Estimated Cost	26-5

Beacon Hill Consultants (1988) Ltd.	6	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 1.0 SUMMARY

1.1	OVERVIEW

Historic production from the Bralorne and Pioneer mines on the property is recorded as 129.24 tonnes of gold from 7.2 million tonnes grading 17.95 gAu/t. Silver production from the deposits is recorded as 29.61 tonnes, zinc as 297 kilograms and lead as 216 kilograms. Minor scheelite production occurred during the Second World War.

Since that time several companies have completed various programs and studies to estimate the resources and revitalize the mine. The Bralorne mineralized zones are general narrow structures that pinch and swell whereby the grade of the mineralization can vary over short distances. In this type of deposit to determine a meaningful resource estimate the general procedure is to drill for structure and drift and raise for tonnes and grade.

Since 2007 the operations has been based upon establishing the criteria on which the property could once again commence production. To achieve this Bralorne personnel have concentrated on exploration, drifting, raising, rehabilitation and purchase of equipment. The exploration activities have continued to locate mineralized zones and development has been done to describe a resource based on which a mine plan can be formulated. Sufficient work has been completed to allow a 5 year plan to be established at a production rate of 85tpd, 30,000tpy.

This work resulted in the mine being placed back into operation in April 2011.

1.2	Purpose of Report

The purpose of this PEA is to review the Bralorne mine present operation and determine a plan that will enable Bralorne to delineate resources that would allow for the mine production rate to be increased to a nominal 250tpd at similar or improved gold grades presently being mined. In order to do this the author has developed an approach to delineate additional resources from the area below 800L, the level of present operations, to 1000L. The plan incorporates a number of activities as follows;

•	A treatment facility to treat arsenic water from underground openings;
•	A pumping system to dewater the workings from 800L to 1000L;
•	A ramp to 1000L;
•	Rehabilitation of a shaft;
•	Rehabilitation of drifts and raises;
•	An extensive exploration program from both surface and underground;
•	Drifting and raising to outline resources;
•	Preliminary estimates have been made for the capital expenditures based upon this plan.

Beacon Hill Consultants (1988) Ltd.	1-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

It should be noted that in order to allow the mining operation expansion to a higher rate a number of additional activities are required to be implemented. These activities would only be commenced after further study to determine if the resources defined are potentially viable to warrant additional expenditures.

It should be clearly understood that no resources have been delineated below 800L and there is no guarantee that any resources will be found and that an exploration program is required to define those resources. However, in the authors’ opinion there is the potential for additional resources to be delineated below 800L at the Bralorne mine since historical information clearly indicates the potential for resources. However, there is no certainty that additional resources are, in fact, below this level and anyone reading this report should assume that there may be no viable resources below 800L until such time as they have been delineated and verified.

1.2.1	Present Operations

The Bralorne mine was placed back into operation in April 2011 and has been operating since that time. As of the end of April 20121 24,500 tons has been processed grading 0.269 ozAu/t consisting of 3536 oz (Dore bar) from gravity and 453 tons of gold flotation concentrate estimated to contain 2215 oz of gold. A certain amount of Dore bar has been sold and there remains an inventory of 945 oz estimated value $1,455,184 and 401 tons of gold flotation concentrate that has a net smelter value of $1,547,130 for a combined value of $3,002,314. These values are based upon the terms of the agreement that Bralorne has with the refiner for Dore bar and the agreement for gold flotation concentrate. The before taxes net smelter value of this inventory has been estimated in this report based upon a gold price of US$1550/oz. The actual value will depend on the gold price at the time of sale.

The evaluation contained within this report is based upon a mine life of 4.3 years.

The mine has outlined sufficient measured and indicated resources for a 5.7 year2 mine life at 85tpd, approximately 30,000tpy at an average grade of 0.267 ozAu/t. There are identified inferred3 resources which could extend the mine life to some 14 years. Bralorne have not yet scheduled these resources and thus they have not formed part of the present operations evaluation and thus if there were any benefits of mining these resources they would be in addition to those expressed in this report. Based on development and operating costs as shown in this report, which reflects those costs experienced by the Bralorne operations to date and metal prices of US$1650/oz for 2012, US$1500/oz for succeeding years the operation has a positive cash flow, discounted @ 5% of $6.4 million4.
____________
1 It should be noted that there are no metallurgical results from operations available for the period May to August 2012 due to the refinery being under repair and the Bralorne laboratory being cleaned and refurbished to improve ventilation in the laboratory and upgrade working conditions. At the present time refining and assaying is being done by others.
2 Bralorne has developed a schedule for 4.3 years at present based on these resources and is in the process in developing a plan to mine the remainder. It is expected based upon exploration plans to further add to these resources.

Beacon Hill Consultants (1988) Ltd.	1-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

1.3	INTRODUCTION

The Bralorne Mine has been a significant past producer of gold. In recent years the mine has operated intermittently at approximately 85t/d5. It was placed back into production in April 2011.

Beacon Hill Consultants (1988) Ltd. completed, in 2005, a Preliminary Assessment (PA)6 as requested by Mr. W. Kocken, President, Bralorne Gold Mines Ltd. Since that time Mr. Kocken has requested updates to this plan and Beacon Hill completed an update in October 2006, September 2007 and October 2011. In April 2012, Mr. Kocken requested a Preliminary Economic Assessment (PEA), to meet National Instrument 43-101 (NI 43-101) regulations, to be prepared.

This report has been prepared by Mr. W. Peter Stokes, P.Eng., Mr. G. Kirkham, P.Geo., F. Wright, P.Eng., EBA Engineering Consultants Ltd., Mr. S. Martin, P.Eng, SGS Canada Inc., Mr. P. Bhatia, P.Eng., Kaehne and Associates, Mr. J. Kaehne and the staff of Bralorne. It should be noted that the reports, dated October 2006, September 2007 and October 2011 are not considered NI 43-101 compliant. Beacon Hill has relied upon data supplied by Bralorne staff to complete work and have no reason to believe the data supplied cannot be relied upon. Mr. Stokes and Mr. Kirkham have visited the property many times; the last visit was on May 23, 2012 accompanied by Mr. F Wright to discuss the work completed to date and hold discussions with Bralorne staff and view the surface facilities. An underground visit was made at that time.

1.4	RESOURCES

The current resource estimate is limited to accessible areas above the 8 Level. One exception is a resource on the BK vein situated immediately below the 800 level that is the continuation of the mineralized shoot mined in the BK-800 stope. This area may be accessed in the future by extending the BK-3 decline down below the 800 Level.

Significant resources were also identified historically deeper in the Bralorne mine workings but these are not being considered as current resources and are not discussed herein. They remain as targets for exploration and are planned to be critically reviewed in 2012. In addition, an evaluation of their economic viability, especially in consideration of de-watering the mine for access, has not been performed but may be considered in the future.

The estimates described below are for Mineral Resources7 and are categorized as Measured, Indicated or Inferred. The estimates are not categorized as Mineral Reserves as they do not take into account mining outlines or mining recovery. However, a reasonable requirement of a minimum mining width is incorporated in the estimate by compositing assays to 1.2 metres (4 feet), and by addition of 10% dilution at zero grade to each resource model.

Table 1.1 lists the diluted resources for the Bralorne property as of August 31, 2012.
____________
3 Due to the uncertainty that may be attached to an inferred mineral resource, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured resource as a result of continued exploration.
4 Mineral resources that are not mineral reserves and do not have demonstrated economic viability.
5 All measurements and weights are imperial unless noted otherwise. All funds are Canadian dollars unless noted otherwise.
6 Preliminary Assessments are now referred to as Preliminary Economic Assessments.
7 Mineral resources that are not mineral reserves and do not have demonstrated economic viability.

Beacon Hill Consultants (1988) Ltd.	1-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 1.1: Resource Estimate (Diluted) - Effective date: August 31, 2012.

1.5	REVIEW OF PRESENT OPERATIONS

Since 2007 the operations has been based upon establishing the criteria on which the property could once again commence production. To achieve this Bralorne personnel have concentrated on exploration, drifting, raising, rehabilitation and purchase of equipment. The exploration activities have continued to locate mineralized zones and development has been done to define an inventory of measured and indicated resources on which a mine plan can be formulated. Sufficient work has been completed to allow a 4.3 year plan to be established at a production rate of 85tpd, 30,000tpy.

The mine plan utilizes the shrinkage mining method and considers developing and mining five stopes at various grades. This together with ore broken underground and surface stockpiles provides the basis to establish sufficient ore to meet the 4.3 year schedule. In order to locate additional mineralization exploration will continue both underground and on surface to define addition resources on which the mine life can be extended.

A summary of the development and production schedule is shown on Table 1.2; year 2012 consists of 4 months only.

Beacon Hill Consultants (1988) Ltd.	1-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 1.2: Summary Development, Production and Processing Schedule 85tpd

In the shrinkage method only 35% of the ore can be extracted during mining of the stope since the ore remaining in the stope is used as a floor from which the next cut is taken. The 35% of the mined cut must be removed to provide access as mining progresses. Upon the stope being mined to its limit the ore can be extracted at a rate commensurate with the overall schedule requirements. Thus scheduling of the development and mining of the stopes is critical to maintaining an acceptable average feed for the process plant.

The process plant has been in operation since April 2011; 24,812 tons of ore have been processed from April 2011 to April 2012 producing 5,785 oz of gold at an average recovery of 90%.

Shown below on Table 1.3 is a summary schedule of the processing results.

Beacon Hill Consultants (1988) Ltd.	1-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 1.3: Summary Schedule – Plant Results for April 2011 to April 30, 2012

Beacon Hill Consultants (1988) Ltd.	1-6	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

1.6	CAPITAL COSTS

Present Operations

Capital costs have been estimated based upon the additional equipment and development required to establish access to the stoping areas and outline the resources. Initial capital is estimated as $850,000. Ongoing capital is estimated as $6.1 million and includes exploration drilling and mine development. A summary is shown on Table 1.4.

Table 1.4:
Summary of Estimated Capital Cost8

1.7	OPERATING COSTS

The operating costs were established based upon costs provided by Bralorne and cost estimates by Beacon Hill. The costs reflect the fact that Bralorne is a small, manpower extensive operation utilizing an underground track haulage system. Higher costs compared to other mechanized mining methods can be expected for this type of mining system.

The average operating cost for the 5 years operation is $241.80/ton; average cost/oz is estimated to be $1000.33. The cost summary is shown on Table 1.5.
__________
8 All $ shown in the report are in Canadian funds unless specified otherwise.

Beacon Hill Consultants (1988) Ltd.	1-7	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 1.5: Summary of Estimated Operating Costs 85tpd $(000)’s

1.8	FINANCIAL ANALYSIS

1.8.1	Present Operations

The financial analysis Base Case has been prepared using after tax standard discounted cash flow methods to determine the NPV of the project based upon 100% equity financing and metal price of US$1650/oz Au for year 2012, US$1500/oz Au thereafter. The analysis was performed in constant 2012 dollars, excluding inflation and the United States dollar at par with the Canadian dollar. Various sensitivities2 have been completed to determine the variation of changes to the project of increases/decreases in metal prices, grade, capital cost, operating cost and US$ to Canadian$ exchange rates. The purpose of these variations is to give the reader of this report an appreciation of the upside and downside potential of the project economics. The Base Case is shown on Table 1.5 and sensitivities on Table 1.6. Taxes are considered as indicative only.

Sunk costs used in the analysis are $17 million (expenditures that Bralorne has accrued to be set against taxes). The backward three year average gold price is estimated at US$1500/oz.

The breakeven price for gold is estimated at US$1310/oz.

•	The Base Case uses a gold price of US$1650/oz for 2012, US$1500/oz for succeeding years.
•	Case 2, a gold price of US$1650/oz for 2012 and the US$1300/oz for succeeding years.
•	Case 3, a gold price of US$1650/oz for 2012, and the US$1400/oz for succeeding years .
•	Case 4, a gold price of US$1650/oz for 2012, and the US$1800/oz for succeeding years.
•	Case 5, a gold price of US$1650/oz for 2011, and the US$2000/oz for succeeding years.

The sensitivities are as noted on Table 1.7.
____________
9 Sensitivity analyses are intended to show variances in cash flows should changes occur with respect to gold price, grade, capital cost, operating cost and the Canadian/USA exchange rates. This variance should only be interpreted as what potentially occurs should a variance happen in practice. None of these sensitivities should be interpreted as forecasts of any changes with respect to the criteria as established in this report.

Beacon Hill Consultants (1988) Ltd.	1-8	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Note: These cases are shown to indicate how the variation in gold affects the viability of the project and do not indicate in any way a forecast of gold prices by the authors of this report.

Table 1.6: Gold price 2012 US$1650/oz, 2013 and succeeding years, US$1500/oz10

____________
10 Mineral resources that are not mineral reserves and do not have demonstrated economic viability.

Beacon Hill Consultants (1988) Ltd.	1-9	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 1.7: Present Operations - Sensitivity Analysis11

12At present Bralorne indicate there is an inventory of 945oz of Dore bar estimated value $1,455,184 and 401 tons of gold flotation concentrate that has a net smelter value of $1,547,130 for a combined value of $3,002,314 based upon the terms of the agreement that Bralorne has with the refiner for Dore bar and with the smelter for gold flotation concentrate.
_______________
11 Sensitivity analyses are intended to show variances in cash flows should changes occur with respect to gold price, grade, capital cost, operating cost and the Canadian/USA exchange rates.  This variance should only be interpreted as what potentially occurs should a variance happen in practice.  None of these sensitivities should be interpreted as forecasts of any changes with respect to the criteria as established in this report.

Beacon Hill Consultants (1988) Ltd.	1-10	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

1.8.2	Results

Present Operations

The results of the base case economic analysis of the Bralorne mine indicate a potentially viable operation at the present nominal 85tpd with an after tax net cash flow discounted 5% of $6.4 million6. The last year of the schedule shows a loss but it is expected, not guaranteed, during that year additional resources will be delineated such that continued operations will offset the loss.

Case 4 indicates significant greater cash flow at a gold price of US$1800/oz. This case more closely reflects the current state of the operation but assumes the gold price will maintain a relatively elevated level. The project is most sensitive to gold price, operating cost and exchange rate, less sensitive to grade and least sensitive to capital cost.

In addition to the above proceeds from operations there is bullion and concentrate inventory with a before tax value estimated, based upon a gold price of $1550/oz, of $3 million. Higher prices for this inventory will increase this value.

1.9	CONCLUSIONS

Bralorne has now been in operation for some 16 months producing at a nominal rate of 85tpd at a gold grade of 0.267oz/t. The mine operates with the majority of the resources being indicated and inferred. This is normal for this type of gold deposit since it is not economically viable to outline reserves since this can only be done by excavation of a mineralized zone on three sides.

It should be noted that Bralorne staff have worked to define mineable mineralization and develop the mine in an orderly manner. The increase in the gold price has allowed for a decrease in the mining cut-off grade and the mine to be viable at much lower grades and lower throughput that previously envisaged.

It can be concluded that the based upon the production criteria as established in this report and gold prices remaining at present levels the present operation is potentially viable and provide an acceptable return on investment. If sufficient resources can be delineated and these resources after evaluated are shown to be potentially viable, expansion of the operation should provide a higher return.
___________________
13 Mineral resources that are not mineral reserves and do not have demonstrated economic viability.

Beacon Hill Consultants (1988) Ltd.	1-11	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

There are a number of challenges as shown below. These are presently being addressed.

•
First Nations agreements – these remain in abeyance and while they are being treated in a diligent manner by both the mine personnel and government officials, great care is needed to ensure that this does not affect mine operations. Consultation with First Nations is critical to maintain their support for the project. The Company is working diligently to ensure that First Nation concerns are solved as they occur which is part of the established BC Government consultation procedures. This procedure involves the BC Government, First Nations and the Company.

•
The mine water contains arsenic and this is presently being pumped into a holding pond and then to the tailings pond, further work needs to be done to evaluate this concern. It is planned to treat the water and remove the arsenic in a facility designed for that purpose. An application for the water treatment facility will require regulatory approval prior to its construction. It should be noted there is no certainty that this will be obtained.

•	The tailing dam needs to be upgraded to ensure it meets requirements to allow for continued operations.

The economic analysis for the present operations clearly indicates that, at present gold prices, the mine is potentially viable with a substantial cash flow. Forecasts indicate that metal prices are expected to remain at this level or higher. The breakeven price for gold is estimated as $1310/oz. Resources continue to be delineated at similar grades to those previously found.

1.10	RECOMMENDATIONS

The Bralorne mine is an operating mine that has the potential for delineating additional resources below the area presently being mined. Thus there is opportunity for continued operations and the potential to expand the mine operation and increase proceeds from its operation should these resources7 be delineated. This process of resource expansion combined with operational expansion should be completed in a controlled manner. To meet these criteria the following recommendations are made to provide that basis on which the mine can move forward and expand its operations.

1.	Ensure that the process plant maintains the capability for a throughput of at least 85tpd.
2.	Commence the exploration plan to define resources from 800L to 1000L.
3.	Install a treatment facility to allow the mine to be dewatered to 1000L.
4.	Dewater the mine to 1000L.
5.	Provide access to the 1000L and rehabilitate the underground openings to allow for exploration to continue from underground.
6.
Upon delineation of resources sufficient to allow indicate an expansion to a nominal production rate of 250tpd complete further studies to determine the viability of the expanded production and establish the capital costs to enable such an expansion to proceed.

7.
Included in subsequent evaluations should be the establishment of a plan to further dewater the mine workings below 1000L with a view to continuing exploration of areas below 1000L to maintain a production rate of 250tpd and also with a view to increasing the production above this figure.

8.
Complete an ongoing evaluation of the operation and the potential to expand by utilizing outside consultants as advisors to ensure that Bralorne staff direct their energies towards day to day operations.

___________________
14 It should be clearly understood that no resources have been delineated below 800L and there is no guarantee that any resources will be found and that an exploration program is required to define those resources.  However, in the authors’ opinion there is the potential for additional resources to be delineated below 800L at the Bralorne mine since historical information clearly indicates the potential for resources. However, there is no certainty that additional resources are below this level and anyone reading this report should assume that there may be no viable resources below 800L until such time as they have been delineated and verified.

Beacon Hill Consultants (1988) Ltd.	1-12	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

The estimated cost to complete these recommendations is shown on Table 1.8 and totals $17,963,000.

Table 1.8: Summary of the Estimate Cost for the Proposed Work Program

Description	Estimated Cost
Exploration	$4,986,000
Studies and Design Allowance	$700,000
Dewatering to 1000L	$512,000
Ramp to 1000L	$2,000,000
Rehabilitate Shaft	$250,000
Rehabilitate Drifts	$1,250,000
Water Treatment System	$2,480,000
Equipment	$1,508,000
Detailed Engineering and Management	684,000
Contingency 25%	3,593,000
Total Cost	17,963,000

It should be noted that additional expenditures are required to provide the facilities for expanding the operation to 250tpd should sufficient resources be delineated and subsequent evaluations indicate the expanded facilities are potentially viable.15
_____________
15 It should be clearly understood that no resources have been delineated below 800L and there is no guarantee that any resources will be found and that an exploration program is required to define those resources.  However, in the authors’ opinion there is the potential for additional resources to be delineated below 800L at the Bralorne mine since historical information clearly indicates the potential for resources. However, there is no certainty that additional resources are below this level and anyone reading this report should assume that there may be no viable resources below 800L until such time as they have been delineated and verified.

Beacon Hill Consultants (1988) Ltd.	1-13	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 2.0 INTRODUCTION

2.1	Scope of Work

Mr. W. Kocken, President, Bralorne Gold Mines Ltd. (Bralorne) requested Beacon Hill Consultants (1988) Ltd. (Beacon Hill) to complete a Preliminary Economic Assessment (PEA) of the Bralorne Mine and devise a plan to expand production of the mine from the present 85tpd to 250tpd. The scope of work included a review of the present operations, surface facilities and methods to allow for exploration below 800L which would include dewatering down to 1000L and rehabilitation of openings form 800L to 1000L so that exploration could be completed in a safe and cost effective manner.

Beacon Hill has previously completed four reports on the property. The initial report completed in 2005 was considered NI 43-101 compliant, the other three were updates and not considered NI 43-101 compliant. These reports are;

1.	Preliminary Assessment, Bralorne Gold Deposit dated September, 2005
2.	Preliminary Assessment, Bralorne Gold Deposit, Update dated October, 2006
3.	Preliminary Assessment, Bralorne Gold Deposit, Second Update dated September, 2007
4.	Preliminary Assessment, Bralorne Gold Deposit, Third Update dated October, 2011

2.2	Team

The team assembled to complete the work included staff and associates of Beacon Hill Consultants (1988) Ltd., W. P. Stokes, P.Eng., Mr. G. Kirkham, P.Geo., Mr. F. Wright, P.Eng personnel from EBA Environmental Consultants Ltd., Mr. S. Martin, P.Eng, SGS Canada Inc., Mr. P. Bhatia, Kaehne and Associates, Mr. J. Kaehne and the staff of Bralorne. Since Bralorne has been developing and mining underground, and operating the process plant and surface facilities, the onsite knowledge of the staff has been used to develop the data contained within this report.

2.3	Acknowledgements

Beacon Hill would like to thank Mr. Kocken ; President, Dr. M. Ball, PhD,; Mine Manager; Mr. M. MacDonald; Geologists Mr. S. Ah Fat, B.Sc., and Mr. Eric Connolly, B.Sc. and Consulting Metallurgist Mr. J. Yee, for all their help in providing the information that has enabled this report to be compiled.

2.4	Discussion

Historic production from the Bralorne and Pioneer mines on the property is recorded as 129.24 tonnes of gold from 7.2 million tonnes grading 17.95 gAu/t. Silver production from the deposits is recorded as 29.61 tonnes, zinc as 297 kilograms and lead as 216 kilograms. Minor scheelite production occurred during the Second World War.

Since that time several companies have completed various programs and studies to estimate the resources and revitalize the mine. The Bralorne mineralized zones are general narrow structures that pinch and swell whereby the grade of the mineralization can vary over short distances. In this type of deposit to determine a meaningful resource estimate the general procedure is to drill for structure and drift and raise for tonnes and grade.

The Bralorne mine is flooded below the 800L and since it has been dewatered to lower levels by a previous owner of the property, it is known that there is the potential for resources9 below the 800 level which could sustain higher production rates that those at the present operations. It is thus considered feasible at this time to dewater and rehabilitate the underground openings and further define resources below 800L and down to at least 1000L. This report reviews the present operations and the potential to dewater the old workings, rehabilitate the openings and evaluate the potential resource.

________________
16 It should be clearly understood that no resources have been delineated below 800L and there is no guarantee that any resources will be found and that an exploration program is required to define those resources.  However, in the authors’ opinion there is the potential for additional resources to be delineated below 800L at the Bralorne mine since historical information clearly indicates the potential for resources. However, there is no certainty that additional resources are below this level and anyone reading this report should assume that there may be no viable resources below 800L until such time as they have been delineated and verified.

Beacon Hill Consultants (1988) Ltd.	2-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 3.0 RELIANCE ON OTHER EXPERTS

Beacon Hill has relied upon the legal representatives for Bralorne Gold Mine Ltd. for the veracity of the claims as listed in this report.

Beacon Hill Consultants (1988) Ltd.	3-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 4.0 PROPERTY DESCRIPTION AND LOCATION

4.1	INTRODUCTION

The Bralorne mine has been exploring and developing the property over several years as described in the Preliminary Analysis (PA) and subsequent updates completed by Beacon Hill.

The purpose of those reports was to establish an approach on which Bralorne could provide the basis for establishing the resources and the processing plant could be commissioned and produce once again Dore bar and gold bearing gold flotation concentrate.

During the period between the PA and subsequent updates the price of gold has risen substantially and based upon the present world economic climate would appear to be sustainable at these levels.  Thus Bralorne has taken advantage of the development work completed over the preceding years to delineate resources that could be mined and combined with the increase in metal prices placed the mine back into operation.  The intent of this report is to describe the activities that have taken place and independently review the mine plan and estimate the future proceeds from the property as well as recommend future work.

4.2	LOCATION

The Bralorne Property is located north east of Vancouver, British Columbia, Canada and is easily accessible from Vancouver by all-weather government maintained roads. Access can be gained by proceeding north from Vancouver on paved Highway 99 through Squamish, Whistler and Pemberton 233 kilometres to Lillooet, then west 118.5 kilometres on Highway 40 through Goldbridge to the town of Bralorne (Fig. 4-1). Highway 40 is approximately 75% paved from Lillooet to Bralorne and is maintained year round, mainly for logging and residential access. This route takes approximately 5.5 hours driving time. An alternative route, in spring summer and fall, is to drive to Pemberton on Highway 99 then northwest 20 kilometres to Pemberton Meadows and northeast 35 kilometres over the gravel Hurley River Forest access road to the town of Bralorne. This route takes approximately 4.5 hours driving time from Vancouver, but the road is not snow ploughed in the winter. All services necessary to operate a mine are available in Lillooet or Pemberton.

Beacon Hill Consultants (1988) Ltd.	4-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

CANADA
Bralorne/ Pioneer
Fort Nelson
Fort St. John
Dawson Creek
Stewart
Mackenzie
Terrace
Prince Rupert
Smithers
Prince George
British
Columbia
Quesnel
Fraser
Bella Coola
Williams Lake
100 Mile House
Bralorne/ Pioneer
Port Hardy
Salmon Arm
Revelstoke
Golden
Invermere
Lillooet
Kamloops
Pemberton
Whistler
Lytton
Merritt
Vernon
Kelowna
Kaslo
Sparwood
Nelson
Cranbrook
Castlegar
Penticton
Princeton
Hope
Osoyoos
Vancouver
Courtenay
Port Alberni
Nanaimo
Tofino
VICTORIA
Vancouver
Island
Pacific
Ocean
Columbia
River
0 100 200
kilometres
Bralorne Gold Mines Ltd.
Bralorne/Pioneer Property
Lollooet Mining District, B.C., Canada
Location Map
Scale as shown
Date April 2005
By A.G.B.
N.T.S. 92J/15
U.T.M. Zone 10
Figure 1
David Dunn, P.Geo

Figure 4-1: Location Map

Beacon Hill Consultants (1988) Ltd.	4-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

4.3	CLAIMS

The property is comprised of legal mineral properties registered under and subject to the Mineral Tenure Act and Mineral Land Tax Act of the Province of British Columbia.  The Property consists of 154 Crown granted mineral claims, two reverted Crown granted claims and eighteen metric unit mineral claims (Figure 4-2), all of which are contiguous.. The company owns 100% of the property.

The Crown granted claims are subject to the Mineral Land Tax Act, which requires the owner to pay to the minister a tax at $1.25 per hectare to maintain the claims in good standing for one year. The total annual taxes for all of the company's crown granted mineral claims are $2,907.07.  All of the company's crown granted mineral claims are in good standing until July 2012 and the annual taxes will be paid again prior to that date.

Crown granted mineral claims confer rights to subsurface minerals, and may include surface rights, water rights and timber rights. Surface rights are currently held by the Company on 8 of its 154 Crown Grants as listed below:

DL 539            Little Joe
DL 547            Ida May
DL 5489          Telephone Fr.
DL 670            Telephone
DL 5582           Millbank
Lots 3,4,6, and 7 of  DL7883 Cora Fr
DL 456            Pioneer
Lot 1 of           DL 671 Wood Duck
Lot 20 of         DL 5484 Polnud

Beacon Hill Consultants (1988) Ltd.	4-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Bralorne Gold Mines Ltd - Mineral Claim Holdings

Legend
Scale: 1:40,000
0
1400
2800 m.
552955
510596
511088
510594
510593
552959
549820
510597
511645
552971
552973
552953
552966
510595
517286
835628
604730
600904
577702
595069
847247
834342
862566
858907
577701
576919
837494
TANK
MORAINE
SCREE

This map is a user generated static output from an Internet mapping site and is for general reference only. Data layers that appear on this map may or may not be accurate, current, or otherwise reliable. THIS MAP IS NOT TO BE USED FOR NAVIGATION.

Figure 4-2: Bralorne Claims

Beacon Hill Consultants (1988) Ltd.	4-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Reverted crown grants are treated the same as mineral claims. Either $200 must be spent and properly documented on each 500 by 500 meter unit or each 1500 by 1500 foot claim, or $200 cash must be paid in lieu of expenditure to the government (cash-in-lieu).  All of the company's reverted crown granted mineral claims and mineral claims are in good standing with the first expiry date being March 12, 2014.

All of the crown granted mineral claims and reverted crown granted mineral claims have been legally surveyed. The mineral claims have not been surveyed.

There is an underlying agreement on twelve crown grants in which the Company is required to pay 1.6385% of Net Smelter Proceeds of Production from the claims, and has to pay fifty cents ($0.50) per ton of ore produced from these claims if the ore grade exceeds ¾ (0.75) ounce per ton gold. The crown grants subject to this agreement include:

Lot 5742 Sunbeam
Lot 5743 Comstock No.5
Lot 5744 Comstock No.2
Lot 5745 Homestake
Lot 5746 Sunshine
Lot 5747 Comstock No.3
Lot 5748 Lorenzo
Lot 5750 Orion No.4
Lot 5751 Orion
Lot 5752 Comstock No.8
Lot 5754 Comstock No.7
Lot 5755 Comstock No.6

4.3.1	List of Claims

The following Bralorne area tenures are 100% owned by Bralorne Gold Mines Ltd. (client number 134749):

Beacon Hill Consultants (1988) Ltd.	4-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 4.1: Bralorne Area Tenures

This list is considered to be accurate as of November 9, 2012 according to the Mineral Titles Online (MTO) database. The Mineral Titles Online database lists only the reverted Crown Grants and the metric cell unit claims.

In addition, the company owns 154 Crown Granted Mineral Claims as per the following 3-page complete listing.

The total mineral tenure therefore consists of 154 Crown Granted Mineral Claims, 2 reverted Crown Grants and 18 metric unit cell claims.

Beacon Hill Consultants (1988) Ltd.	4-6	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Complete List of Property Holdings Bralorne Gold Mines Ltd. 15/02/2012

CLAIM DESCRIPTION

The Bralorne property is located in the Lillooet mining division and is composed of 154 crown grants, 2 reverted crown grants and 18 metric unit (cell) claims.

The property holdings are as follows:

CROWN GRANTS

NAME	LOT NO.	ACRES	NAME	LOT NO.	ACRES
Cosmopolitan	584	16.33	Marquis	586	24.50
Virginia	5455	5.77	Golden King	587	45.44
Noelton Fr.	5466	19.70	Lorne	588	50.25
Mauser	5457	12.54	Alhambra	665	24.65
Carl	5458	0.91	Night Hawk	666	28.25
Alex	5459	15.61	Lurgan Fr. No. 1	667	3.62
Matthew	5460	12.60	Lurgan Fr. No. 2	668	8.55
John	5461		Metropolitan	669	32.83
Kathleen	5462	20.89	Telephone	670	28.70
Raymond	5463	16.60	Wood Duck	671	24.58
Savage	5464	19.96	Exchange Fr	673	21.85
Winchester	5465	14.05	Blackbird	1176	37.70
Lee Metford	5466	11.73	Countless	1177	44.30
Carbine	5467	12.11	Nellie	1179	39.50
Star No. 1 Fr	5925	8.48	Whip Poor Will	1221	44.00
Edna Mary	5920	18.41	Duke	1222	19.00
Alex Fr.	5921	2.34	Royal	1224	23.70
Alex No. 2 Fr.	5922	2.44	Leroy	1225	39.30
Raymond Fr.	5923	1.86	Maud S Fr.	1226	30.50
Star Fr.	5924	10.04	Silver Dollar	2372	46.62
Blue Jay	6466	14.80	Golden Ribbon	2374	50.00
Pioneer	456	51.14	Alma	2375	34.97
Ida May	457	45.71	Union Fr.	2376	45.86
Nellie Fr	460	44.66	Gold Queen Fr.	2377	45.11
Mary Fr,	459	35.21	Silver King	2378	37.61
Trio Fr.	460	44.66	Motherlode Fr.	2379	27.52
Little Joe	539	51.65	Andy Fr,	2380	10.69
White Crow	540	42.64	Don F	2381	48.98
Bend'Or Fr.	541	5.50	Don C	2382	19.11
Jim Crow Fr.	542	0.90	Don A	2383	25.63
Delighted	543	26.22	Don E	2384	38.11
Woodchuck	579	38.20	Don B	2385	13.73
Copeland	580	24.61	Robin	2387	5.89
Hiram	581	42.35	Rainier	2388	42.41
			Tacoma	2389	31.63

1

Beacon Hill Consultants (1988) Ltd.	4-7	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Complete List of Property Holdings **Bralorne Gold Mines Ltd.** *15/02/2012*

NAME	LOT NO.	ACRES
Seattle	2390	16.68
Nugget King	2393	51.65
Don Z	2394	5.47
Sunset	3045	47.19
Great Fox	3046	51.65
East Pacific	3047	51.30
Clifton	3048	51.65
Corasand	3049	41.27
Emmadale	3050	44.00
Union Jack Fr.	3051	9.25
Titanic Fr.	3053	9.15
Invincible	3091	40.49
Leon No. 1	5323	27.27
Leon Fr.	5324	23.59
Leon No. 2	5325	50.25
Leon No. 3	5326	48.00
Leon No. 4	5328	34.55
Victor Fr.	5331	8.84
Hirom Fr.	5332	0.27
Eagle Fr.	5468	23.18
Eagle	5469	34.58
Eagle No. 1	5470	49.79
Lucky Boy Fr.	5475	8.41
Bessie Fr.	5476	39.15
Savoy	5477	45.70
Empire Fr	5478	20.06
Eureka	5479	40.70
Cascade Fr.	5480	26.43
Cosmopolitan Fr.	5481	25.93
Duke Fr,	5482	3.90
Coronation Fr	5483	0.76
Polnud	5484	47.54
Mack Fr.	5485	40.65
Night Hawk Fr.	5486	2.17
Polnud Fr.	5487	1.54
Pasadena Fr	5488	7.70
Telephone Fr.	5489	11.42
Monica Majorie	5508	42.40
A Fr.	5517	6.92
Hilda	5518	43.03
B Fr.	5519	2.77
Margaret	5520	37.69
Hope	5521	38.88
David	5522	12.50
Jack	5523	38.08
Annette Fr.	5524	21.39

NAME	LOT NO.	ACRES
Buck Fr.	5525	2.36
Millbank	5582	50.34
Great Divide Fr.	5591	3.01
Development No. 2	5594	18.94
Development No. 1	5595	27.89
Development No. 2A	5596	46.91
Development No. 3	5597	49.36
Development No. 4	5598	47.63
Sunbeam	5742	26.53
Comstock No. 5	5743	24.86
Comstock No. 2	5744	28.88
Homestake	5745	25.14
Sunshine	5746	37.20
Comstock No. 3	5747	35.48
Lorenzo	5748	35.05
Orion No. 4	5750	49.05
Orion	5751	13.06
Comstock No. 8	5752	43.52
Comstock No. 7	5754	26.27
Comstock No. 6	5755	12.38
Turret Fr.	6037	3.43
Gold King	6038	21.77
Eagle	6039	26.35
White Star	6040	32.83
Annie Fr.	6041	21.68
Don C Fr.	6044	9.84
Robin Fr.	6045	4.54
Maria Fr.	6048	31.99
Diane	6830	49.07
Heather Fr.	6839	14.78
Carol Fr.	6840	40.80
Lee Fr.	6945	0.18
Am	6946	33.84
Beef Fr.	6947	44.73
Deep Fr.	6948	29.40
Audrey Fr.	6954	5.40
JB Fr.	7428	0.90
Jean Fr.	7429	3.30
Jean No. 4 Fr.	7430	12.00

2

Beacon Hill Consultants (1988) Ltd.	4-8	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Complete List of Property Holdings **Bralorne Gold Mines Ltd.** *15/02/2012*

Claim Name	Tenure No	Area	Status Type
Mead	316338	4 units	Rev. CG
King	316573	4 units	Rev. CG
Ogden & Ogden 1 Fr.	510593	122.610	Cell
Ace & Cora Fr.	510594	81.725	Cell
McCallum Fr.	510595	40.881	Cell
Rosaline Fr.	510596	40.853	Cell
Noel	510597	490.623	Cell
PF Fr.	511088	20.432	Cell
BP 1	511645	143.14	Cell
(W of King-Mead)	517280	61.29	Cell
BP3	559253	265.83	Cell
BP4	552955	326.87	Cell
BP5	552959	286.1	Cell
BP6	552966	81.75	Cell
BP7	552971	61.33	Cell
BP8	552973	20.45	Cell
Development Fraction	608095	20.45	Cell
Nugget King	719549	20.43	Cell
Dev. Fr. 2	818062	20.45	Cell
Pioneer Extension	882129	20.45	Cell

3

Beacon Hill Consultants (1988) Ltd.	4-9	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOLOGRAPHY

5.1	ACCESSIBILITY

The property lies in mountainous terrain with deeply incised stream valleys and moderate to steep slopes. Topographic elevations range from 870 metres on the Hurley River in the northwest part of the property to 1615 metres on the eastern edge of the property. Vegetation on the property consists of mature spruce, pine and interior Douglas-fir. Approximately 40% of the property has been clear cut.

The property is accessible by road from Vancouver 322km through the Frazer Valley along Highway 1 to Lytton, and then to Lillooet on Highway 12, or alternatively 255 km from Vancouver on Highway 99 through Squamish, Whistler and Pemberton to Lillooet.  From Lillooet it is another 105 km on Highway 40 through Gold Bridge to the town of Bralorne (Figure 4-1). An alternative summer route totals 230 km from Vancouver traveling via the Hurley River Forest Access Road (gravel) 50 km from Pemberton Meadows (20 km northeast of Pemberton) to the town of Bralorne.

The community of Bralorne lies in the centre of the property. This town site was built to support historic mining operations and now has about 60 full-time residents. The community of Gold Bridge lies 11 kilometres northwest of Bralorne and including the surrounding area has a population of approximately 200. There are limited facilities in Gold Bridge, including two motels, a restaurant, gas station, grocery store, and one school covering kindergarten to grade seven levels.  Additional services are available in Lillooet or Pemberton.

The property lies on the boundary between West Coast Marine and Interior climatic zones and is in the rain shadow created by the Coast Mountains. Precipitation is moderate, with generally warm, dry summers. Moderate to heavy snowfall occurs in winter months, with accumulations exceeding three metres on the property. Surface exploration work is generally curtailed during winter months due to freezing conditions.

Although no major impediments to mining are foreseen from other holders of surface rights, agreements have to be negotiated for use of privately held surface lands. In general, the local population is pro-mining and would like to see the mine revived for the benefits it would generate for the communities.

The town of Bralorne and the mine facilities are connected to the B.C. electric power grid. The Lajoie Dam and power generation facility on Downton Lake, operated by B.C. Hydro, are located approximately four kilometres north of the property. BC Hydro has indicated that the existing service could be increased in capacity to about 1 MV A, which is considered to be sufficient for an expansion of the mill to a 280 tpd rate (Beacon Hill, 2005).  Sufficient water for all mining and milling purposes is available from the underground discharge from the 800 Level portal or from the flooded historic mine workings.

The infrastructure at the Bralorne mine site is well-developed. A mill with a nominal capacity of 120 tons per day has been constructed on the property near the 800 Level portal.  A tailings pond with an ultimate five year capacity has been constructed.  The company maintains a 45 person bunkhouse, cookhouse, dry, offices and assay lab on the property.

Beacon Hill Consultants (1988) Ltd.	5-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 6.0 HISTORY

6.1	EARLY HISTORY AND PRODUCTION

Part of the property was first staked in 1896. Placer miners followed gold up the Fraser River, the Bridge River, the Hurley River and Cadwallader Creek to discover the sources of gold on the property. Small scale production, using an arrastra to treat the ore, began in the area of the Pioneer Mine shortly thereafter. Larger scale production using mining and milling methods current at that time commenced in 1928 and the mines operated at between 136 tonnes and 500 tonnes per day from then until the mine closure in 1971.

Total historic production from the Bralorne and Pioneer mine is recorded as 7.3 million tonnes grading 17.7 grams gold per tonne (8.0 million short tons at 0.52 ounce per ton), equating to 129.14 tonnes (4.2 million ounces) of gold (Church and Jones, 1999).  Silver production from the deposits is recorded as 29.61 tonnes (952,000 ounces), zinc as 297 kilograms and lead as 216 kilograms. Minor scheelite production occurred during the Second World War.

The Bralorne-Pioneer property now encompasses several historic mine workings, of which the major ones are the Pioneer, Bralorne, King and Taylor-Bridge areas. A total of 30 veins on the property were developed in the various mines by 80 kilometres of tunneling on 44 levels, the deepest of which traced the 77 vein to a depth of 1900 metres (Church and Jones, 1999).

6.2	WORK AFTER MINE CLOSURE

Since 1971, considerable work by a number of companies has been carried out on the property.  The following outlines the various programs and results for each of the historic mine areas.

6.2.1	Taylor-Bridge - Peter Vein Area

In 1973 and 1974 Love Oil carried out soil geochemical surveys, VLF-EM, ground magnetometer and hammer seismic surveys followed by bulldozer trenching and diamond drilling. Four veins were intersected and designated A to D.

In 1987, Levon Resources carried out soil geochemical, VLF-EM and ground magnetometer surveys over the same area, followed by backhoe trenching and drilling. This work better defined the Peter and Millchuck veins (D and C veins from 1974 Love Oil work). Also in 1987 an adit was collared and a cross cut driven to intersect the Peter vein approximately 30 metres below surface and 20.0 metres of drifting on the vein was carried out. Chip samples were taken across the vein at 1.5 metre intervals in the drift. These samples were reported to average 13.1 g/T gold over an average width of 1.04 metres, including 31.7 metres that averaged 21.1 g/t gold over 1.04 metres.

Beacon Hill Consultants (1988) Ltd.	6-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Avino Mines and Resources Limited became involved in the Bralorne area in 1987, and subsequently acquired 100% ownership from Love Oil Company, Coral Gold Corporation and Levon Resources. Avino then purchased the Bralorne-Pioneer property from Corona in 1991.

In 1991, Avino Mines and Resources Ltd. conducted surface and underground exploration in the King and Taylor-Bridge (Cosmopolitan) areas, including surface drilling (5 holes) to test the Peter vein, rehabilitation of the King Mine 800 level and Taylor-Bridge cross-cut, and underground drilling (7 holes) to explore the Peter Vein.

In 1993, Bralorne Pioneer Gold Mines Ltd. optioned the property from Avino and conducted a soil geochemical survey over the northeastern part of the Cosmopolitan property, as well as geological mapping and excavator trenching on selected geochemical anomalies. In 1994 the same company carried out a diamond drill program on the Peter Vein and other nearby veins.

In 1995, the company carried 700 feet of underground drifting on the Peter Vein on the 800 level. This work outlined a mineralized body on the Peter Vein assaying 11.7 g/T gold over an average 1.86 meter width along a strike length of 36.6 metres. In addition, underground drilling was carried out to test the Peter Vein north of the 800 level drift. Underground drilling was also carried out to test the Big Solley Vein; a sub-parallel vein located 109.8 metres southwest of the Peter Vein. Also in 1995, the company carried out trenching on the Maddie Zone, located approximately six hundred metres northeast of the Peter Vein. Trenching returned positive results from this zone but follow-up drilling returned poor results.  Further drilling to explore the Peter Vein was done by this company in 1997.

In 2001, the company drove a raise from the upper Peter drift through to surface and a second raise was driven part way to surface from the same level. In 2002 and 2003 the company drilled 24 surface diamond drill holes and carried out a major mechanized trenching program to test the Peter Vein.  Bralorne Pioneer Gold Mines Ltd. acquired 100% interest in the property from Avino Silver and Gold Mines Ltd in 2002.

In the fall of 2003 and the spring and summer of 2004 the company rehabilitated part of the 800 level, prepared both the 800 level drift on the Peter Vein and the Upper Peter cross-cut (4230 level) for stoping, and commenced stoping the vein in the Upper Peter workings.

In the fall of 2004 and winter 2005 the company drove a trackless decline from the 4230 Level to the 4130 Level and developed stopes on both these levels.  A total of 3,500 tons of ore grading 0.35 ounces of gold per ton is estimated to have produced from the Peter vein when mining was stopped in 2005.

6.2.2	Bralorne-Pioneer Area

Major exploration programs were carried out on the old mine areas of the property in 1973 by Bralorne Resources and in 1980 to 1984 by E & B Explorations, Inc., who acquired the main historic deposits in 1980, and also in 1988 by a successor company to E & B, Corona Corporation. The Bralorne Resources work was mainly conducted in the historic Bralorne mine workings and involved 3,050 metres of diamond drilling to test targets above the 26 Level. Mineralization was identified in the 51, 75, 77 and 93 veins between the 21 and 26 Levels and in the 51 vein on and below the 16 Level. The E & B programs involved surface and underground drilling, and dewatering the workings, cleaning out the old shafts and winzes to re-establish access to the mine and remapping and resampling all of the accessible historic resources.

Beacon Hill Consultants (1988) Ltd.	6-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Between 1980 and 1983, 5,000 metres of surface drilling and 3,400 metres of underground drilling were carried out. In 1984, 7,000 metres of surface drilling, 2,000 metres of underground drilling and 315 metres of drifting were carried out. The surface drilling was concentrated in the Bralorne-Pioneer gap and targeted the 51B Footwall, Countless-77 and Taylor veins. Underground drifting was carried out on the 800 Level, south of the King mine in the Alhambra vein area in the 809, 812 and 813 veins and on the 51B vein in the Bralorne mine.

In 1986, a 60% interest in the property was optioned by Mascot Gold Mines Limited. Exploration conducted by this company included surface and underground diamond drilling and drifting following the 51B footwall vein on the 400 and 800 levels.

In 1987, a resource estimate was done by an independent consultant (Deleen, 1987) that stated a total of “Proven” and “Probable” above the 2600 Level of the former Bralorne mine as 833,846 tonnes grading 8.9 grams gold per tonne (919,158 tons @ 0.26 opt Au, including 129,594 tonnes grading 14.1 grams gold per tonnes (142,853 tons @ 0.41 opt Au) on the 51BFW vein above the 800 Level. This historical resource estimate is not 43-101 compliant and is not being considered as a current resource by the Company. The categories used in this estimate are not those required for resource estimates according to NI 43-101, although the “Proven” and “Probable” categories likely correspond to the “Indicated” and “Inferred” resource categories of NI 43-101.  The estimate is quoted here because it is relevant to further exploration and development of the property, as it indicates the potential remaining in the lower flooded portions of the mine. The relevance of this formed a basis for the potential of identifying and verifying where the mine could delineate current resources and are for historic reference. Additional drilling, validation and verification along with mine dewatering would be required to upgrade to current resources. A qualified person has not done sufficient work to classify the historical resources as current mineral resources; therefore they should not be relied upon.

In 1988, Corona Corporation, a successor company to E & B Explorations, Inc., carried out 5,750 metres of surface drilling, 3,700 metres of underground drilling, 332 metres of drifting and surface trenching. The program was designed to define proven and probable reserves on the 51, 51B FW and 77 veins above the 800 Level. The program also tested five other vein targets in the Pioneer and King Mine areas.

In 1991, Avino Mines and Resources Limited purchased the Bralorne-Pioneer property.  This was a major accomplishment for management, and marked the first time in the history of the mining camp that all of the major deposits were held by the same company.

By 1995, the company had acquired all the historic workings and drilled five holes underground to test the 52, Countless-77 and Taylor veins. Four of these holes intersected significant mineralization.   A revised resource was calculated for all accessible zones above the 800 Level (Miller-Tait, 1995).

Bralorne Pioneer Gold Mines Ltd. acquired 100% interest in the property from Avino Silver and Gold Mines Ltd. in 2002. In the fall of 2004 and into 2005, the company carried out a surface drilling program consisting of 5691.2 metres of NQ core in 43 holes. This program was targeted mainly at the 51B FW Vein in the historic gap between the Bralorne and Pioneer Mines.

Beacon Hill Consultants (1988) Ltd.	6-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

In 2005, the company collared and adit and drove a crosscut to access the 51B FW vein at the 4140 elevation (approx. 150 feet above the 400 Level). A sill drift was driven in this vein and a trial shrinkage stope was developed. In the process of constructing the access road to the new adit, a mineralized quartz vein was exposed for a length of around 106 metres. Chip sampling indicated an 18 meter length of continuous mineralization that averaged 12.34 g/t gold over 1.2 metres (0.36 ounces per ton gold over a width of 2.2 feet), with erratic gold results as high as 34.63 g/t gold over 1.2 metres width (1.01 ounces of gold per ton over 4 foot width). This zone remains a valid exploration target and is now interpreted to be the top of the 52 vein.  In 2005, Beacon Hill (2005) estimated NI 43-101 compliant resources above the 800 Level of 125,306 Tonnes @ 14.9 Aug/t Au classified as Inferred, and 14,000 Tonnes @ 12 Aug/t Au classified as Measured.

The mill was operated intermittently on a trial basis in 2004 and 2005 and processed material from the upper Peter and 51BFW veins, plus low grade material from old mine dumps and tailings.  The combined total for all of the old tailings and low grade stockpile material that was processed between March of 2004 and January of 2005 was 22,642 tons at a feed grade of 3.15 g/t gold (0.092 opt Au) with an overall gold recovery was 73.89%.  The mill was operated again from March to November of 2005 with feed from the Peter and 51BFW veins.  Production totaled 8,552 tons at 8.67 g/t gold (0.253 opt Au) with a recovery was 92.33% (of which 46% was in the floatation concentrate). Ore from the Peter vein had about 35% of the gold reporting to the cleaned gravity concentrate (smelted on site).  The balance of the gold (to a total of approximately 92%) was recovered into a relatively low grade flotation concentrate (62 g/T Au). The 51BFW ore was found to be much coarser grained and yielded 61% gravity recovery. It also had much less sulphide and produced a flotation concentrate grading over 186 g/T Au.

A Preliminary Economic Assessment was also completed (Beacon Hill 2005) which  showed that an average grade of at least 15.5 g/t gold would be required to sustain a viable operation, based upon the operating costs at a production rate of 100 t/d. In their opinion, a mill feed grade averaging 12 g/t gold was more likely. The study indicated that a production rate of 280t/d at 12 g/t gold (0.35 oz/ton) and that programs should be put in place to delineate sufficient resources. The analysis was based on a gold price of US$400 per ounce.

In 2006, Bralorne Gold Mines Ltd. conducted surface and underground exploration, including an MMI geochemical survey, surface diamond drilling (26 holes; 5667.8m), underground drilling (4 holes; 980.9m), and digitization and compilation of current and historic data. Significant drill intercepts including two bonanza high grade intercepts in the Bralorne-King area.  SB-06-109B intersected 0.61 m of 15.87g/t gold and then intersected two zones of "Bonanza" grade gold; a 0.34 m vein assaying 402.58 g/t gold and a 0.37 m vein assaying 246.99Aug/t gold.  Beacon Hill recommended continued compilation of the mine data, re-sampling of accessible areas with historic resources over 0.35 oz/ton, stripping the Peter and other veins, follow-up drilling, and underground drift development to explore intercepts grading greater than 3 g/t gold.

In 2007, Bralorne Gold Mines Ltd. conducted underground drilling (47 holes; 8603m) in the area of the high grade intercepts obtained in 2006.  Significant intercepts obtained in the underground drill program were modeled by Beacon Hill as a new zone (BK Zone) having potential to provide additional resources.  Further work was recommended on the BK Zone to outline resources, including a cross-cut from the Alhambra drift, drifting on the vein to determine its grade and, if the drift analyses met the requirements of +12 g/t gold, raise development on the vein at suitable intervals to provide the width and grade of the mineralization on three sides.

In 2008, Bralorne Gold Mines Ltd. conducted underground development including a track drift to cross cut to the BK Zone, and drifting along the zone.  Drift muck from the mineralized structure was stockpiled for mill feed. The drift results were reviewed by Ball (2009), which evaluated potential resources for the BK vein and potential total resource accessible from the 800 level.

Beacon Hill Consultants (1988) Ltd.	6-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 7.0 GEOLOGY SETTING AND MINERALIZATION

7.1	REGIONAL GEOLOGY

The Bralorne Pioneer property is situated within the Bridge River mining district in southwestern British Columbia.  The geological setting and metallogeny of the region is described by Hart et al (2008) and Church and Jones (1999).  The regional geology is depicted in Figure 7-13.

The Bridge River district is situated at a tectonic boundary between the Cache Creek and Stikine allochthonous terranes.  The Bridge River Terrane is possibly equivalent to the Cache Creek Terrane and is comprised of slabs of oceanic and transitional crust that were stacked against the continental margin together with island-arc related units of the Cadwallader Terrane, interpreted as part of the Stikine Terrane. Diverse rock units of these two terranes are structurally deformed and imbricated in the area, together with large fault-bounded slices of gabbroic and ultramafic rocks. These early structures are cross cut by later northwest and north-trending major faults related to the Fraser- Yalokom regional dextral strike slip fault system, and by Late Cretaceous and Tertiary granitic plutons and related dikes (Church, 1996).

The Bridge River Terrane is comprised of Mississippian to Middle Jurassic accretionary complexes of oceanic basalt and gabbro and related ultramafic rocks, chert, basalt, shale and argillite.  It is juxtaposed with Late Triassic to Early Jurassic island arc volcanic rocks and mostly marine, arc-marginal clastic strata of the Cadwallader Terrane. These assemblages are variably overlain, mostly to the north, by clastic, mostly non-marine successions belonging to the Jurassic-Cretaceous Tyaughton Basin (Hart et. al. 2008).

The region has been intruded by a wide range of Cretaceous and Tertiary plutonic and volcanic rocks and their hypabyssal equivalents. Most significant among these are the dominantly Cretaceous granitoid bodies that form the Coast Plutonic Complex (CPC), which locally is characterized by the 92 Ma Dickson McClure intrusions, and the large individual bodies of the Late Cretaceous Bendor plutonic suite.  Hypabyssal magmatism is reflected by emplacement of porphyritic dikes between 84 and 66 Ma, with the youngest magmatic event being 44 Ma lamprophyre dikes (Hart et. al. 2008).

The district has been deformed by mid-Cretaceous contractional deformation within the westerly-trending Shulaps thrust belt, and by contractional and oblique-sinistral deformation associated with the Bralorne-Eldorado fault system. The timing of this deformation and metamorphism is ca. 130–92 Ma, with synorogenic sedimentary flysch, as young as mid-Cretaceous, cut by the faults (Hart et. al. 2008).  The Bridge River and Cadwallader terranes are juxtaposed along the Bralorne-Eldorado fault system, which in the Bridge River area consists of linear, tectonized and serpentinized slices of late Paleozoic mafic and ultramafic rocks known as the Bralorne-East Liza Lake thrust belt, a 1 to 3 km wide zone defined by Schiarizza et al., 1997.

The main gold-forming event in the Bridge River district took place at ca. 68 to 64 Ma at the Bralorne-Pioneer deposit (Hart et. al. 2008).  Mineralization pre-dated or was synchronous with the emplacement of the Bendor batholith, and the gold event overlaps initiation of dextral strike-slip on the regional fault systems in this region.  The abundance of Au, Sb and Hg deposits and occurrences along the various main structures in the district (Figure 7-2) suggests that the onset of dextral strike-slip in this part of the Cordillera facilitated wide spread fluid flow along the reactivated fault systems (Hart et. al. 2008).

Beacon Hill Consultants (1988) Ltd.	7-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Figure 7-1:  Regional Geological Setting of the Bralorne Property.
(from Ash, 2001; after Shiarizza and Garver (1995).

7.2	LOCAL AND PROPERTY GEOLOGY

The principal stratigraphic assemblages of the local area include the Bridge River Complex and Cadwallader Group. Nomenclature is described by Leitch (1990) and Church and Jones (1999). The Bridge River Complex was subdivided by Cairnes (1937) into two packages, sedimentary and volcanic, with a thickness of 1000 m or more of ribbon chert and argillite with very minor discontinuous limestone lenses, and large volumes of basalt, some pillowed. The Cadwallader Group has been subdivided into three formations: the lowermost sedimentary Noel Formation, the Pioneer Formation greenstones, and the upper Hurley Formation sedimentary rocks (Cairnes, 1937). The Pioneer Formation, commonly termed “greenstones” in mine usage, ranges from fine-grained, massive amygdaloidal flows and medium-grained dykes or sills, to coarse lapilli tuffs and aquagene breccias. It is estimated to be at least 300 m thick in the Cadwallader Valley (Cairnes, 1937), but may be thicker elsewhere. The Hurley Formations is comprised of rhythmically layered green volcanic wacke and darker argillite. The Noel Formation, as defined by Cairnes (1937), consists of black argillites that are less calcareous than those of the Hurley; however, differentiation between the two formations is difficult.

Beacon Hill Consultants (1988) Ltd.	7-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Igneous rocks within the Bralorne area include Upper Paleozoic ultramafic rocks and associated Bralorne intrusive suite, Mesozoic Coast Plutonic rocks, Tertiary Bendor intrusive rocks, and dykes of Cretaceous-Tertiary age. Ultramafic rocks, called the President ultramafics, form narrow serpentinized bodies and with the pillow basalts and radiolarian ribboned cherts of the Bridge River Complex, they complete the trinity of a typical ophiolite package. The ultramafic rocks in the Bralorne area range from dunite to pyroxenite, but peridotites are most common (Cairnes, 1937). Usually they are partly to completely serpentinized, or altered to talc-antigorite-tremolite-carbonate, and are intruded by diorite. Hornblendite occurs mainly along the southwestern flank of the Bralorne Diorite near the ultramafic rocks of the Cadwallader fault zone. It is a variable unit, including rocks ranging from dark, mafic-rich diorite, to ultramafic-rich diorite, to ultramafic-looking rocks with a peculiar “network” texture as the contact with the ultramafic is approached. The Bralorne intrusive suite includes “augite diorite” and “soda granite”, which commonly occur together. The main mass is called Bralorne Diorite (hornblende quartz diorite) and occurs between the bounding Fergusson and Cadwallader faults. It varies locally over short distances from fine- to coarse-grained and light grey to dark green in colour; several intrusive phases of diorite may be present, based on their relatively fine or coarse nature.  Abundant small areas of “greenstone diorite” are included within the diorite unit and are characterized by variations in colour and grain size from dark fine portions to coarse lighter portions. Contacts between the two units are highly complex, forming an intimate mixture. The Bralorne Diorite complex is cross cut by intrusions of soda granite with complex dyke relations. The main body of soda granite (trondhjemite/albite tonalite) is found along the northeast side of the Bralorne Diorite, but also forms many dykes cutting the diorite. Typically, the soda granite is a leucocratic, coarse-grained granitic rock, and low-grade alteration of the soda granite is widespread. Thin (less than 1 m) irregular aplite dykes cut the Bralorne soda granite, but are difficult to separate. They are even more leucocratic than the soda granite. Five Cretaceous-Tertiary dykes, including grey plagioclase porphyry, albitite, green hornblende porphyry, Bendor porphyry and lamprophyre, intrude the plutonic rocks at Bralorne.

The ophiolitic rocks in the area were assigned to the Bralome-East Liza Complex by Schiarizza et al. (1997).  The Bralorne-East Liza Complex consists of greenstone, diorite, tonalite,gabbro and serpentinite that are imbricated with Cadwallader Terrane throughout the southern part of the Taseko-Bridge River area (Figure 7-3). It includes rocks previously assigned to the Bralorne and President intrusions as well as some rocks that had been included in the Pioneer Formation the Cadwallader Group. These rocks have yielded late Paleozoic radiometric dates and may represent slices of oceanic crust that were imbricated with Cadwallader Terrane during obduction (Schiarizza et al., 1997).

All the rocks in the Bralorne area, except the Bendor and lamprophyre dykes, are affected by low-grade, sub-greenschist to lower greenschist facies static or burial metamorphism, and show little or no penetrative fabric.

Beacon Hill Consultants (1988) Ltd.	7-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Figure 7-2:  Map of the Bridge River camp showing major faults and mineral deposits.
(From Hart et al. 2008).

Beacon Hill Consultants (1988) Ltd.	7-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

123°00'
122°30'
51°00'
0 5 10
km
N
Tyaughton Creek
Yalakom River
Castle Pass Fault
Gun Creek
Marshall Creek Fault
Carpenter Lake
Gold Bridge
Bralorne
Pioneer
Mission
River Fault

see property geology map

Paleogene volcanic rocks

Plutonic Rocks

Eocene (48-43 Ma)

Mission Ridge pluton and Rexmount porphyry

Latest Cretaceous (69-67Ma)

Bendor suite

Late Cretaceous (92Ma)

Dickson McClure suite

Early and/or Late Cretaceous

Silverquick and Powell Creek formations: conglomerate, shale, volcanic breccia

Early Cretaceous

Taylor Creek Group: shale, conglomerate

Middle Jurassic - Early Cretaceous

Relay Mountain Group: sandstone, shale

Early Jurassic - Early Cretaceous

Methow Terrane/Basin: sandstone, shale

Late Triassic to Middle Jurassic

Cadwallader Terrane

basalt, sandstone, conglomerate

Bridge River Accretionary Complex

Mississippian - Middle Jurassic

Chert, greenstone, argillite

Bridge River Schists: biotite-quartz schist

Ophiolitic Assemblages

Late Carboniferous - Early Permian

Bralorne-East Liza Complex (greenstone and gabbro)

Shulaps Ultramafic Complex (harzburgite, serpentinite mélange)

Figure 7-3: Local geological setting of the Bralorne property.
(from Ash, 2001; after Shiarizza and Garver (1995).

Beacon Hill Consultants (1988) Ltd.	7-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

The Bralone-Pioneer gold-quartz vein system is hosted in variably altered mafic and ultramafic rocks that occur as fault-bounded lenses in a structurally complex zone between the Cadwallader and Fergusson faults referred to as the Bralorne-Pioneer fault lens or Bralorne Block (Figure 7-4). The ore bodies occur within a lens shaped area with an approximate 4.5 km strike length, mostly along, adjacent to, or between these two faults.

All of the significant historic gold production in the Bridge River area came from within the Bralorne Block.  In contrast to other veins in the district, productive veins in the Bralorne Block cut across the block and are not oriented parallel to the Cadwallader Fault as at other properties (Campbell, 1980).  However, after the historic mines closed, exploration conducted outside of the Bralorne Block resulted in discovery of mineralization on the Peter Vein and numerous other gold-bearing prospects northeast of the Ferguson Fault (Maddie, Big Solly, Millchuck, Zone A, Zone B, Mundy and Loki veins).  The Peter vein was intensively explored and limited production was achieved from this vein.  This demonstrates that the area east of the Fergusson Fault – herein named the Fergusson Block – has the capability to host productive veins and therefore remains open as a valid target area warranting further exploration.

Throughout the Bralorne mine, quartz veins are preferentially hosted in the more competent Bralorne Diorite complex of coarse- to medium-grained gabbroic, dioritic, and trondhjemitic phases, less commonly in metabasalt, and rarely in ultramafic rocks (Cairnes, 1937; Ash, 2001). Mineralization was interpreted by Leitch (1990) as synkinematic and structurally controlled by secondary fault sets related to westerly-directed, sinistral transpressional movement along faults bounding the Bralorne ophiolite.

At the Pioneer mine, the Bralorne Diorite is exposed in the north and northwest but pinches out to the southeast between Soda Granite and the serpentinite belt that follows the Cadwallader fault.  Granitic rocks (mostly Soda Granite) comprise a narrow tongue adjacent to the northern margin of the Bralorne Diorite.  The gold-quartz veins at Pioneer mine are hosted mainly in Pioneer greenstone and to a lesser extent in the granitic rocks related to the Bralorne intrusions.  The Pioneer greenstone is commonly fine grained and massive.  The soda granite is medium grained, light coloured and hypidiomorphic granular.  The composition and texture is modified locally by alteration and cataclasis.  According to Joubin (1948) the contacts between the soda granite and the greenstone are generally sharply defined and sheared (Church and Jones, 1999).

Beacon Hill Consultants (1988) Ltd.	7-6	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Figure 7-4:  Geological map of the Bralorne property.
(from Ash, 2001; after Leitch et al., 1991).

Beacon Hill Consultants (1988) Ltd.	7-7	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

7.3	MINERALIZATION

The gold-quartz veins form an approximate en echelon array.  They have strike lengths of as much as 1500 m between bounding fault structures, and extend to at least 2000 m in depth, with no significant changes in grade or style of mineralization recorded. Ores consist mainly of ribboned fissure veins with septa defined by fine-grained chlorite, sericite, graphite or sulphide minerals. Massive white quartz tension veins also comprise some of the ore, although thinner connecting cross-veins are generally sub-economic. The fissure veins tend to be larger, thicker, and host the higher gold grades. The most conspicuous alteration mineral is bright green, chrome-bearing phyllosilicate that occurs in basaltic and ultramafic host rocks, composed of fuchsite, mariposite or Cr-illite.

Most veins are 0.9 to 1.5 metres wide - ranging up to 6 metres in a few places, and are composed of quartz with minor carbonates, talc, mica, sulphides, scheelite and native gold.  The quartz is milky white and usually banded with numerous partings and septa of grey wallrock included in the veins (Church and Jones, 1999).

Veins are dominantly composed of quartz, with minor carbonate minerals, mainly calcite and ankerite, and lesser amounts of chlorite, sericite, clay altered mariposite, talc, scheelite and native gold. Sulphides are present and, although locally abundant, make up less than I % of total vein volume. Pyrite and arsenopyrite are the most abundant sulphides with lesser marcassite, pyrrhotite, sphalerite, stibnite, galena, chalcopyrite and rare tetrahedrite. In the historic mining operations, approximately 35% of the productive veins were ore grade above a 4.7 Aug/t cutoff.

Three types of veins are recognized on the property; fissure, tension and cross veins. Fissure veins are the richest and most continuous in the camp and include the 51, 55 and 77 veins at Bralorne, the Main Vein at Pioneer and the Peter Vein. They have been traced continuously for up to 1500 metres along a 110° to 145° strike and to a depth of 1800 metres down a steep northerly dip. The fissure veins are commonly ribbon-banded. They have an average width of 1 to 1.5 metres but often pinch and swell, ranging from centimetres to seven metres in width. Tension veins are generally less continuous than the fissure veins with maximum strike lengths of 500 metres and similar dip extensions. They are characterized by massive white quartz with erratic high gold values, open-spaced filling textures, commonly including pockets of drusy to cockscomb quartz between widely spaced and slickensided septae. They are usually not as rich as fissure veins and are hosted in fault sets that strike roughly 700and dip about 75° northwest. These tension veins form oblique splays off of the fissure veins. They include the 75 and 83 veins at Bralorne and the 27 vein at Pioneer. Cross veins are sub economic and are interpreted to be connecting structures between the fissure and tension veins (Ash, 2001).

The historic King, Bralorne and Pioneer mines all lay within the current Bralorne-Pioneer property (Figure 7-5). These mines developed a total of 30 veins through a number of shafts and 80 kilometers of tunnels on 44 levels, the deepest of which traced the 77 vein to a depth of 1900 meters (Church and Jones, 1999).  The areas between these mines were not controlled by the main producing companies at the time the mines were operated, so these gap areas were never developed.  Since the mine workings extend to the limits of the old claim boundaries, it is reasonable to expect mineralization to occur in the gap areas, with the same potential frequency of gold mineralization as that found in the mined areas.  The current company controls the mineral claims covering these gap areas and has realized success so far in exploring these areas.

Beacon Hill Consultants (1988) Ltd.	7-8	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Figure 7-5: Schematic longitudinal section showing historic mines and exploration targets

Beacon Hill Consultants (1988) Ltd.	7-9	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 8.0 DEPOSIT TYPES

The Bralorne-Pioneer gold-bearing veins were deposited from low salinity fluids at 300 to 400°C and 1.25 to 1.75 kbar (Leitch, 1989). The vein style, structure, mineralogy, and alteration are all similar to those defined for orogenic gold deposits (i.e., Groves et al., 1998).

The Bralorne Pioneer gold deposit therefore belongs to a well-recognized group of deposits referred to as mesothermal, orogenic or greenstone-hosted quartz-carbonate gold vein deposits. These deposits include the Mother Lode district in California and most of the greenstone hosted gold deposits in the Canadian shield, including the Timmins, Val d'Or and Red Lake camps. These deposits are quartz-carbonate veins hoisted in moderately to steeply dipping brittle-ductile shear zones and, locally, in shallow dipping extensional fractures.

Beacon Hill Consultants (1988) Ltd.	8-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 9.0 EXPLORATION

This report documents exploration work conducted in 2009, 2010, 2011 and 2012, which was aimed at proving up the mineralization in the BK zone and providing access to the 51BFW veins (Figure 9.1).  The work included diamond drilling from surface and underground, drifting and raising.  Mining and processing was also commenced to test the economic viability of the project.  The major underground development work completed is summarized on Table 9.1.

The permit for mining was obtained in 1996.  A new permit to discharge mill tailings was applied for and was issued March 31, 2011.  The operation commenced milling in April 2011 and has continued from that time processing ore from underground and surface stockpiles.

Beacon Hill Consultants (1988) Ltd.	9-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 9.1: Development Summary at the Bralorne mine 2007-2012

Beacon Hill Consultants (1988) Ltd.	9-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

9.1	2009 PROGRAM

Exploration and development work conducted in 2009 included development of the BK-800 mineralized shoot and access development for the BK and Pioneer gap areas. Two raises were driven up from the 800 Level on the BK vein to investigate the extent of mineralization above the level. A new adit and a 1000 foot track drift was driven 140.2 metres towards connecting the 51BFW vein on the Bralorne 400 level (approx. 3980 elevation). A second new adit and decline was started and driven 109.7 metres to access to the upper portion of the BK vein.

Also in this year surface drilling was done to further test the BK structure and explore for parallel structures. A total of 3,652 metres in 16 holes were drilled, resulting in a number of significant intercepts. Detailed discussion of the drilling results is provided in the section of this report titled Drilling.

9.2	2010 PROGRAM

In 2010, a trial stope was prepared on the BK-800 shoot by constructing a by-pass drift and draw points (222 metres). Shrinkage stoping of the BK800 followed and continued throughout the year. A total of 5645 tonnes grading 11.31 grams per tonne gold was extracted and stockpiled.

Exploration development was also done on the North vein following a review of historic non-compliant resources that reveled a potential block of mineralization. The North vein development consisted of a footwall access drift and sublevels along the vein (813 meters) plus raises (490 metres) to determine the extent of the mineralized zone. Trial mining then followed using a modified room and pillar method. A total of 3687 tonnes grading 14.50 grams per tonne gold was extracted and stockpiled.

Development of the decline to the BK zone was postponed in 2009 to focus on development and mining on the 800 level.
The access drift at 3980 elevation was advanced 170 metres and connected to the Bralorne 400 Level. Re-sampling of the HW51BFW and 51BFW veins was done to check previous assay results.

Surface drilling was also done in 2010 to follow-up significant results from 2009. A total of 2,712 metres in 11 holes was drilled, resulting in a number of significant intercepts and delineation of a new mineralized shoot named BK-3. Detailed discussion of the drilling results is provided in the section of this report titled Drilling.

9.3	2011 PROGRAM

In 2011, trial mining was completed on the North and BK-800 mineralized areas. The mill was started in April after minor repairs and the tailings discharge permit was obtained, and processing of stockpiled material from the BK-800 and North vein stopes commenced. Total gold production at the end of December was estimated at 3,564 ounces. Gold Dore smelted from the gravity concentrate totaled 2,308 ounces, gold in flotation concentrate was estimated at 1196 ounces with the balance of ounces being in-circuit inventory. The Dore represents 65% of the recovered gold. A total of 15,327 tons (dry) had been milled, with an average feed grade of 0.255 ounce/ton gold and a recovery of 91%.

At the end of 2011, there was an estimated 3311 tonnes grading 15.1 grams per tonne gold (0.44 ounce gold per ton) remaining in the stockpile, and 5611 tonnes grading 8.5 grams per tonne gold (0.248 ounce gold per ton) remaining in broken inventory in the BK800 stope.

Underground development resumed in the BK decline, with the target redefined as the BK-3 zone. The decline was advanced and first intersected the BK-3 vein on November 30, 2011 at 3800 foot elevation in an incline that was driven off the main decline, and then on December 12, 2011 the main decline intersected the vein. An ore pass was also driven up from the 800 Level (3430 elevation) to intersect the bottom of the decline.

Surface and underground drilling was also done in 2011, targeting the BK and parallel vein structures. Detailed discussion of the drilling results is provided in the section of this report titled Drilling.

Beacon Hill Consultants (1988) Ltd.	9-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

NORTHWEST
JO
LOCO
PROPERTY
PETER
MILLCHUCK
KING-LORNE
SHAFT
KING
MINE
KING
MADDY
Exploration
Drilling and
BK Mine
Development
MILL, PORTAL
& OFFICES
CROWN SHAFT
400 Level
Adit
KING BLOCK
BRALORNE
MINE
EMPIRE SHAFT
55
51B
77
Cadwallader
Creek
MAIN
PIONEER
MINE
KING-BRALORNE
BLOCK
BRALORNE
BLOCK
BRALORNE-PIONEER
BLOCK
PIONEER
BLOCK
SOUTHEAST
Bralorne Property Boundary
Loco Area
Primary Vein Systems
Stream
Mine Shaft
0
1200m

Bralorne Gold Mines Ltd.

Locations of Major Veins,

Exploration Drilling and Mine Development Areas

2009-2011

Fig.

Figure 9-1: Location of drilling and mine development areas from 2009 to 2012.

Beacon Hill Consultants (1988) Ltd.	9-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

9.4	MINE SAMPLING METHODS

Underground vein exposures were channel sampled by company geologists at the face of drifts and raises at regular intervals, generally every 1.5 metres. Efforts were made to take continuous chip samples, consisting of approximately two centimeter diameter chips in a continuous horizontal line across the exposed vein. Separate samples were taken of the wall rock on each side of the quartz vein. The sample widths are reported on sample tags and are horizontal widths; however, since the BK vein is steeply dipping to vertical, the recorded widths closely represent the true width of the vein within the accuracy of tape measurements typically made at working faces. Back samples were collected in the same manner as the face samples in the stopes and elsewhere at selected sites. It is always a challenge to collect representative samples by this method due to variations in the hardness of the material being sampled. The sampler must adjust the amounts collected to ensure that representative amounts of particularly hard or soft material are collected.

Muck samples were collected from the broken material either from scooptram buckets or from train cars. Muck samples are normally collected by the equipment operators. The samples submitted for assay consist of one composite sample weighing approximately 2 to 5 kilograms composited from material collected from four train cars of muck or four scooptram bucket loads. These samples must be considered the least representative, given that it is a nuisance for the operators to collect samples and so they will spend the least amount of effort to collect samples, which leads to improper practices.

Routine quality control measures for mine samples include re-assay of a percentage of the samples, and samples containing anomalously high gold contents, at a commercial laboratory. Blanks and certified standards are inserted into the samples stream at a frequency of 5% each. Metallics assays are routinely carried out on all on chip samples of quartz veins, and on rejects from samples with very high gold contents. For the assays conducted at the mine assay laboratory, check assays were also conducted on pulps and rejects at commercial labs.

Underground chip sample results are initially entered into an MS Access database. Digital drafting of the results follows using SurpacTM Software.
Underground muck sample results are monitored on a daily basis as development proceeds and averages are calculated and reviewed bi-monthly. The assay records are maintained in digital format in the mine assay laboratory.

9.5	2012 PROGRAM AND PLANS

Underground development currently underway is focused on the BK-3 area. Sublevels were started in early 2012 along the vein structure at the 3700 and 3800 elevations, and then these two levels will be connected by raises. An extraction drift and draw points is planned to be developed on the 3700 level, and shrinkage stope development will follow between 3700 and 3800 elevation. An incline to the 3900 elevation and a sublevel at that elevation is also planned, followed by connecting raises from 3800 elevation to outline stoping blocks above that level. Other areas for exploration include:

•
Exploration of the BK-3 mineralized zone above the 3900 foot elevation. Surface drilling results suggest that the mineralized zone continues up past 4000 foot elevation but the grade is lower than at lower elevations. Sublevel drifting along the zone at the 3900 elevation and raises from this level will better define the grade and allow a better assessment of the economic viability of the lower grade material.

•	Exploration of the BK zone to the west of the BK-3 area is planned first by diamond drilling from underground and later, if warranted, by sublevel drifting from the BK-3 area.

•
Exploration of the BK-North structure commenced by drilling from underground in 2012 and, if warranted, an exploration cross-cut to the zone and a sublevel drift along the zone, possibly on the 800 mine level, may be developed to test the grade continuity.

•
Exploration development of the HW51BFW and 51BFW-West zones is also planned. This would possibly commence after the development of the BK-3 is in the mining stage. Development of the 51BFW area is warranted because this area has potential to supply mill feed after the BK zone has been exploited.

•	Digital capture and modeling of the historic mine plans is underway to capture old drill holes, geology and historic resource blocks.

Beacon Hill Consultants (1988) Ltd.	9-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 10.0 DRILLING

Three campaigns of surface diamond drilling were done in the Bralorne-King area during 2009, 2010 and 2011. Underground diamond drilling also commenced in this area in 2011 and is continuing in 2012.

For all of the drilling programs starting mid-program 2009, accurate down-hole and collar surveys were obtained. Drill core was transported to a dedicated core logging facility located in the main camp, where it was logged by company-employed geologists for rock type, alteration and mineralization. Selected sections were then split and half core samples collected for assay by company-employed personnel. As of 2011, the core was cut in half using a tile saw. The remaining core was permanently archived in core racks located near the tailings impoundment. As of 2011, recovery and rock quality were routinely recorded during the logging process and accurate core photography was routinely done. Recovery problems are typically rare at the Bralorne property.

Significant intercepts have been defined from the assay results arbitrarily as any sample material containing gold values greater or equal to 0.1 ounce per ton. The intercept data listed below are preliminary in nature and are not conclusive evidence of the likelihood of the occurrence of an economic mineral deposit.

A first approximation of the true widths of the intercepts has been reported based on an assumed orientation of the respective target zones.

10.1	2009 SURFACE DRILL PROGRAM

A total of 3,658.9 metres (12,004 ft) of NQ diameter core was drilled in 16 holes between September 17 and December 5 of 2009 (Table 10.1). The program was run by Mr. Aaron Pettipas, B.Sc. under the supervision of Dr. Matt Ball, P.Geo. ABC Drilling Services Inc., a company owned in part by Bralorne Gold Mines Ltd, conducted the drilling.
The work was designed to explore the BK vein above the sublevel that was planned to be driven at 3640 elevation above the 800 level. Other parallel structures were also targeted; including structures inferred both north and south of the BK vein. The aim was to confirm the presence of the interpreted vein structures and to test their resource potential at selected sites. In addition, the program was to explore for new structures extending from or between anomalous drill intercepts elsewhere in the under-explored BK Gap area, south of Alhambra structure and above 800 Level. (The Alhambra structure was interpreted to lie immediately south of the BK vein).

A permit application was submitted for the surface drilling on July 30, 2009 proposing 21 holes to be drilled from 14 drill sites including 14 sumps and 1.0 km of access roads. The permit to proceed was granted on September 14, 2009.

A permit application was also submitted for underground drilling on November 02, 2009 for 4508 metres in 22 holes. The permit to proceed with underground drilling was granted on November 04, 2009.

Significant intercepts obtained in the 2009 drill program are listed in Table 10.2.

Beacon Hill Consultants (1988) Ltd.	10-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 10.1: Summary of 2009 Surface Diamond Drilling.
Grid coordinates are local mine coordinates in feet.

Table 10.2: Significant Intercepts from 2009 Surface drilling.
abbreviations: DDH = diamond drill hole; m = meter; Au = gold; oz/ton = troy ounce per short ton; Aug/t =grams per metric tonne; VG = visible gold.

Note that these intercepts represent core lengths and the true thickness of the zones intersected may be less.

Beacon Hill Consultants (1988) Ltd.	10-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

10.1.1	Results for BK Structure

The most significant result of the 2009 program was an intercept on the BK vein in the first hole drilled. Hole SB09-149 intersected 0.9 metres grading 43.5 grams per tonne gold (1.27 ounce per ton). The core showed little evidence of mineralization so the intercept was re-assayed. Re-assay of the pulp for this sample returned 41.5 grams per tonne gold (1.21 ounce per ton) and a re-assay of the coarse reject by the metallic assay method returned a value of 104.5 grams per ton (3.0 ounce per ton) gold.

Visible gold was logged in nearby hole SB09-151 on a BK vein intercept but the assay for this interval was comparatively low at 9.5 grams per tonne (0.277 ounce per ton) gold over a 1.8 ft interval of well banded quartz vein containing arsenopyrite. A re-assay of the reject by the metallic method returned a value of 8.0 grams per tonne (0.232 ounce per ton) gold.

Hole SB09-154 intersected a massive white quartz vein interpreted to be the BK vein that graded 4.15 grams per tonne gold (0.121 ounce per ton) over 0.8 metres (2.7 ft). This result is higher than typically expected for a barren looking vein, hence follow-up drilling is warranted.

Hole SB09-158 intersected two thin veins on what is interpreted as the BK structure, which assayed 3.57 and 4.87 grams per tonne (0.104 and 0.142 ounce per ton) gold over lengths of 0.6 and 0.7 metres (2.0 and 2.2 feet). These results indicate a gold bearing structure in the vicinity of the intercepts and follow-up drilling may be warranted.

Hole SB09-161 intersected 5.35 grams per tonne gold (0.156 ounce per ton) over a length of 1.3 metres (4.4 ft) in altered rocks adjacent to a white, massive to weakly banded quartz vein 2 feet in thickness on what is interpreted to be the BK structure. This result suggests a possibility of a gold bearing vein in close proximity to this intercept, warranting follow-up drilling.

10.1.2	Results for Alhambra Structure

In 2009, the Alhambra structure was interpreted to lie south of the BK vein and most of the holes targeting the BK vein drilled through this structure with no significant results. The exception was hole SB09-161, which intersected a wide alteration zone with assays of 6.45 and 6.96 grams per tonne (0.188 and 0.203 ounce per ton) gold over lengths of 3.0 and 1.5 metres (10 and 5 ft) within a 7.0 metre (23.1ft) altered zone containing 50% quartz veins. These results warrant follow-up targeting a wide low-grade zone.

Beacon Hill Consultants (1988) Ltd.	10-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

10.1.3	Results for Parallel Veins

Most of the holes drilled to test parallel structures to the BK zone returned no significant results. Exceptions include holes SB09-163 and 154. Drillhole SB09-163 intersected 6.75 grams per tonne gold (0.197 ounce per ton) over a 0.6 metre (2ft) interval of a white and grey quartz vein. This result warrants follow-up drilling.

Drillhole SB09-154 intersected 4.7 grams per tonne gold (0.137 ounce per ton) over a 0.9m (3.0ft) length of altered rocks in soda granite that may be the BK North structure.

There were additional targets in the BK Gap located south of the BK zone that were not drilled in 2009.

10.2	2010 SURFACE DRILLING

In 2010, surface diamond drilling totaled of 2,655.4 metres (8,712 ft) of NQ core in 11 holes (Table 10.3). The program was supervised by Dr. Matt Ball, P.Geo. and conducted by ABC Drilling Services Inc., a company owned in part by Bralorne Gold Mines Ltd.

The work was initially designed to follow-up the most significant intercepts on the BK vein obtained in 2009, and to complete the remaining 5 holes in the BK Gap area that were not drilled in 2009.

A permit application was submitted for the surface drilling on July 26, 2010. This was revised and re-submitted on September 2, 2010. Additional bonding for reclamation was requested in the amount of $15,000. The bond was placed and a permit was granted on October 19, 2010 for the proposed 26 holes to be drilled from 6 new drill sites including 6 sumps and 0.3 km of access roads.

Beacon Hill Consultants (1988) Ltd.	10-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 10.3: Summary of 2010 Surface Drilling.

10.2. 1	Results for BK Structure

In 2010, surface diamond drilling commenced with following up the significant intercepts from 2009 on the BK zone. The first few holes returned significant intercepts and additional holes were drilled to outline a resource. Holes 165 through 174 were drilled to follow-up holes SB09-149 and 151, with very positive results obtained for holes 165-169 and 174. Visible gold was noted in four of these holes. The best intercept was in drillhole 169 which assayed 140.46 Aug/t gold (4.096 oz/ton) over 0.6 meters. Significant assay results are listed in Table 10.4 below. The new mineralized shoot was named BK-3 since it was the third mineralized shoot discovered on the BK zone.

Drilling was not conducted on the targets located south of the BK zone remaining from the 2009 program.

Beacon Hill Consultants (1988) Ltd.	10-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 10.4: Significant Intercepts from 2010 Surface Drill Holes.
abbreviations: m = meter; Au = gold; oz/ton = troy ounce per short ton; Aug/t =grams per metric tonne; VG = visible gold.

10.3	2011 SURFACE DRILL PROGRAM

A total of 5,012.4 metres (16,445 ft) of NQ diameter core was drilled in 30 holes between June 29 and November 5 of 2011 (Table 10.5). The program was run by Mr. Eric Conolly B.Sc. and Mr. Sebatian Ah Fat B.Sc. under the supervision of Dr. Matt Ball, P.Geo. ABC Drilling Services Inc., a company owned in part by Bralorne Gold Mines Ltd, conducted the drilling. The drill rig used was an EF-50, built in 2001 by Discovery Drill Manufacturer (DDM) Ltd., and owned by ABC Drilling.

The drilling program operated on a 24 hour basis with two 12 hour crew shifts. The crew consisted of a diamond driller and a helper. Three crews were working on a rotational schedule. When all three crews were on site, one crew worked on the underground drill. A total of 205 day/night shifts were completed in a total of 119 days. One shift per day schedule accounted for 21 shifts in 21 days.

Downtime for the drill rig totalled 20 days. The main issue was the chain-driven drill head, which had to be repaired on two separate occasions. Other minor issues were electrical problems and no water due to freezing or pump failure.

Beacon Hill Consultants (1988) Ltd.	10-6	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

The main objective was to explore the area above the intercepts obtained on the BK-3 zone (BK vein) in the 2010 surface drilling program. Other targets included the BK North vein and the BK South vein which are parallel structures to the BK zone, lying 53.3 metres (175ft) south and 70.1 metres (230ft) north of the BK zone, respectively.

The 2011 drilling was conducted under the surface exploration permit granted on October 19, 2010, which was valid for work up to December 31, 2011. The majority of the drill holes were collared on the Alhambra claim where 5 pads were constructed from which 21 holes were drilled. The remainder of the holes were collared on the Lucky Boy claim, where two pads were set up and a total of 4 holes were drilled. The pads, sumps and access roads were reclaimed immediately after drilling ceased by re-contouring and seeding.

A total of 680 samples were submitted to independent ISO certified laboratories, Eco Tech Laboratories in Kamloops, BC and ALS Minerals in North Vancouver, BC. Of these 544 were analyzed by the Fire Assay method and 136 by the Metallic Screen fire assay method. Due to the change in management at Eco Tech Laboratories, samples that were sent out for assays after November 15, 2011 were assayed by ALS Minerals in North Vancouver. Sample submitted included routine QA/QC samples.

Significant intercepts obtained in the 2011 drill program are listed in Table 10.6.

10.3.1	Results for BK Structure

Several holes were drilled into the upper part of BK-3 zone above the 4000 foot elevation to test for an up dip continuation of the mineralized shoot outlined in 2010. The highlight was hole SB11-028, which intersected a quartz stringer zone that assayed 5.1 grams per tonne gold (0.150 ounce per ton) over a core interval of 5.2 metres (17.1ft). Other important holes include hole SB11-006, which intersected a quartz stringer zone that assayed 12.6 grams per tonne gold (0.367 ounce per ton) over a core interval of 1.8 metres (3.8ft), and hole SB11-013, which intersected 22.9 grams per tonne gold (0.666 ounce per ton) over a core interval of 0.5 metres (1.8ft). In general, the results were not as high as encountered between 3700 and 4000 foot elevations and it is unlikely that high grade mineralization extends much above what was defined in 2010.

Several holes were also drilled into the BK North vein, of which hole SB11-001 was the most significant at 93.4 grams per tonne gold (2.724 ounce per ton) over a core interval of 0.6 metres (2.0ft). Drillhole SB11-027 intersected 13.9 grams per tonne gold (0.404 ounce per ton) over a core interval of 1.7 metres (4.4ft).

Beacon Hill Consultants (1988) Ltd.	10-7	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 10.5: Summary of 2011 surface diamond drilling.

Beacon Hill Consultants (1988) Ltd.	10-8	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 10.6: Significant Intercepts from 2011 Surface Drill Holes (Feb 24, 2012).
Abbreviations: VG = visible gold, QV=quartz vein, QSTZ=quartz veinlet zone, ALT = altered zone oz/ton= ounce per short ton, Au = gold, Az.=azimuth, Inc.=inclination, ft=feet

Beacon Hill Consultants (1988) Ltd.	10-9	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

A new discovery was made in drillhole SB11-021, which intersected 800.6 grams per tonne gold (23.3 ounce per ton) over a core interval of 0.9 metres (3.1ft). A second metallics assay for this interval gave 1,765 grams per tonne gold (51.5 ounce per ton). This high grade intercept is a record for the Bralorne property. The cored interval consists of a fault zone of quartz and altered rock fragments, with coarse visible gold in the quartz fragments. Holes SB11-025 and 027 were drilled to follow-up hole this intercept and intersected small quartz veins at the target zone but assays were not significant. The zone will be further explored by underground development from the BK-3 workings. The structure has now been named M-Vein.

Visible gold was observed in two other holes, including SB11-024 which intersected what is interpreted as the BK South vein. The assay for this intercept was low grade, however. SB11-023 intersected a second visible gold on a new discovery at relatively shallow depth, which graded 4.94 grams per tonne gold (0.144 ounce per ton) over a core interval of 0.2 metres (0.7ft).

A few holes were also drilled into the BK-800 mineralized shoot above the top of the stope that was mined in 2010 to test for extensions of the shoot (SB11-001, 002). Marginal grades were encountered, which suggests the high grade shoot in the stope dies out up dip within a short distance.

10.4	UNDERGROUND DRILLING (2011-CURRENT)

Underground drilling commenced in 2011 in the BK Gap area. In 2011, a total of 902.2 metres (1154 ft) of NQ diameter core was drilled in 4 holes that were completed between June 5th and December 15 of 2011 and a fifth hole that was completed in 2012, (Table 10.7). The 2012 program completed 15 holes or 1913 metres (6278 feet) as of mid-September (Table 10.8). Drilling was hampered by numerous mechanical breakdowns up until about December 2011 so the total footage achieved was low. The program was run by Mr. Eric Connolly B.Sc. and Mr. Sebastian Ah Fat B.Sc. under the supervision of Dr. Matt Ball, P.Geo. ABC Drilling Services Inc., a company owned in part by Bralorne Gold Mines Ltd, conducted the drilling.

There were two objectives for the drilling done to date. First was to explore the area above the BK-800 stope on the BK vein to test for the limit of high grade mineralization above the stoped area. The second target was the BK North vein. This vein was first tested near the BK-800 stope where previous holes intersected high grade mineralization, whereas the 2012 holes were drilled above the bonanza grade intercepts obtained in drillhole SB06-109B. Significant intercepts obtained to date are listed in Table 10.9 and 10.10.

Table 10.7: Summary of 2011 Underground Diamond Drilling.

Beacon Hill Consultants (1988) Ltd.	10-10	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 10.8: Summary of 2012 Underground Diamond Drilling (Sept 17, 2012).

Table 10.9: Significant Intercepts from 2011 Underground Diamond Drilling (Apr 29, 2012).

Beacon Hill Consultants (1988) Ltd.	10-11	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 10.10: Significant Intercepts from 2012 Underground Diamond Drilling.
Hole	Az.	Inc.	From (m)	To (m)	Core Interval (m)	True Width (m)	Core Interval (ft)	Au (g/T)	Au (oz/ton)	Gold	Target
UB12-001	349	-31	43.9	44.0	0.2	0.2	0.6	8.78	0.256		New Find
UB12-001	349	-31	76.4	76.7	0.3	0.2	0.9	63.60	1.855	VG	BKN split
UB12-003	349	-12	55.9	56.2	0.3	0.3	1.1	114.00	3.325	VG	BKN
UB12-003	349	-12	61.1	61.5	0.5	0.4	1.5	12.60	0.367		BKN HW
UB12-005	334	-7	69.2	70.9	1.7	1.3	5.6	4.10	0.120		BKN
UB12-006	336	-22	79.8	80.2	0.3	0.3	1.1	3.73	0.109		BKN
UB12-012	334	+77	9.9	10.4	0.5	0.2	1.6	9.30	0.271		New Find
UB12-013	14.2	+38	112.2	113.4	1.2	1.0	4.0	6.88	0.201		BK
UB12-014	9	+61	103.6	104.1	0.4	0.2	1.4	6.88	0.201		BK FW
UB12-015	335	+59	88.4	89.0	0.6	0.3	2.0	24.99	0.729	VG	New Find
UB12-015	335	+59	89.0	90.3	1.3	0.7	4.4	5.93	0.173		"
UB12-015	335	+59	163.7	165.8	2.1	1.2	7.0	385.57	11.246	VG	BK
Abbreviations: VG = visible gold, QV=quartz vein, QSTZ=quartz veinlet zone, ALT = altered zone oz/ton= ounce per short ton, Au = gold, Az.=azimuth, Inc.=inclination, ft=feet

Beacon Hill Consultants (1988) Ltd.	10-12	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

10.4.1	Results for Underground Drilling

Holes UB11-001 and 002 had significant intersections on the BK North vein and the main BK vein. The BK vein was intersected above the 800 stope where moderately positive results were obtained over narrow intervals. Holes UB11-001 and UB11-003 also had moderately positive results over narrow intervals for the BK North vein. Drillhole UB11-002 intersected high grade over a narrow interval on the BK-North vein, with a grade of 6.591 ozAu/t over a true width of 0.9 feet.

Drillhole UB12-001 through UB12-010 targeted the BK North vein. UB12-001 and UB12-003 obtained high grade but narrow intercepts with visible gold on the BKN vein, showing that high-grade gold mineralization extends above the bonanza grade intercepts in drillhole SB06-109B. Both of these holes also intersected parallel veins with significant values. UB12-002 intersected a narrow vein with minor visible gold but the assay result was not high. With the exception of drillhole UB12-005, all of the intercepts on the BK North vein are less than 0.5 meters in thickness. Over all the results suggest discontinuous gold mineralization in the BK North vein. An exploration drift along the vein is required to sample the mineralization more systematically.

Drillholes UB12-011 through UB12-0015 targeted the BK vein. Hole 11 was drilled to follow-up a previous intercept in drillhole UB07-31 but only a narrow vein was intersected. Hole 12 was drilled to test the BK vein above the 3700 foot sublevel and test for a hanging wall splay vein. Both veins were intersected but widths are narrow. Hole 13 was drilled to test the vein below the 3700 sublevel and intersected a narrow vein and a mineralized alteration zone. Drillhole 14 tested above the 3900 sublevel and intersected a narrow vein in the footwall of the main BK vein structure. Hole 14 was abandoned for mechanical reasons before it intersected the vein structure. Drillhole 15 targeted the BK vein just west of the western extremity of BK-3 development and intersected a wide interval of quartz vein containing abundant visible gold. Assays are provided in Table 10.10.

Beacon Hill Consultants (1988) Ltd.	10-13	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 11.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1	DRILL CORE SAMPLING

The drill core is loaded sequentially into wooden core boxes containing 3 rows of 1.5 metre lengths each at the drill site by the drillers. The loaded core boxes are carried from the drill to the geology core logging trailer at the mine camp at the end of each shift.

Drill core was sampled at intervals ranging from 0.7 to 9.7 feet and averaging 2.0 feet, as directed by company geologists. Half core samples were split (2009 and 2010) or sawn (2011) before sample collection. The process of splitting core results produces an uneven spilt of the core that could affect reproducibility of results. Generally, these effects are small compared to the inherent variability of this high nugget-effect style of gold mineralization. In any case, cutting of the core with a tile saw was implemented in 2011. The remaining half core is retained in order in the core boxes for reference.

Samples are then collected by the company technicians and placed in labeled 25 cm. by 40 cm. six millimeter (thick) plastic bags with sample tags. Samples are then placed in large poly-woven bags and tied shut for shipment. The samples are shipped by an independent commercial contractor to the laboratory.

Drill core assay results are received in hard copy and digital format and are stored at the mine office. The results are collated into spreadsheet tables with survey information and geological logs. The data is then compiled and input into SurpacTM Software, a mining software program, for display and interpretation. The mine office maintains the hand written drill logs and digital drawing files of all the drillhole information.

For the 2009, 2010 and 2011 programs, all drill core samples were submitted to Eco Tech Labs in Kamloops. Eco Tech was part of the Stewart Group of Laboratories. In the fall of 2011, ALS Minerals took over the Stewart Group and from then on all analyses were done at the ALS Minerals laboratory in North Vancouver.

Samples collected underground (chip and muck samples) are routinely analyzed at the Company’s on-site assay laboratory because this provides the quickest turn-around time for assay results. The mine lab is not certified and is not operated by a certified assayer. Procedures and methods were established by a consultant and are followed by personnel that were trained on-site to do gold assaying. The analysis is done by Fire Assay method using a gravimetric determination. The standard sample weight used for Fire Assays is one assay ton (29.166 g). Pulp and reject portions of a number of samples are sent to Eco Tech Labs or ALS Minerals for checks on results.

For both drill core and underground sampling, all significant quartz vein samples are analyzed by the Screen Metallics Fire Assay method.

Beacon Hill Consultants (1988) Ltd.	11-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

11.2	ASSAY QUALITY ASSURANCE /QUALITY CONTROL

Assay quality assurance and quality control (QA/QC) measures conducted by the company include monitoring the laboratory results of blank and standard samples inserted into the sample stream, check assaying (re-assay) of sample splits, and limited duplicate sampling. QA/QC results for the years 2007 through 2008 were discussed in the 2009 technical report (Ball, 2009). A summary of the QA/QC reports for the years 2009 through 2012 are presented below.

11.2.1	Drill Core QA/QC

The entire drill core samples were analyzed at commercial ISO certified laboratories which are independent of Bralorne Gold Mines Ltd. In 2009, 2010 and the first part of 2011 the samples were submitted to Eco-Tech Laboratory Ltd., Kamloops, BC, which was part of the Stewart Group of analytical laboratories. Eco Tech Laboratory Ltd. is registered for ISO 9001:2008 by KIWA International (TGA-ZM-13-96-00) for the provision of assay, geochemical and environmental analytical services (a copy of the ISO certificate provided by Eco Tech states validity until March 18, 2012). In 2011, ALS Group bought out the Stewart Group. ALS Group is a wholly owned subsidiary of Campbell Brothers Limited (ASX: CPB). As a result, all samples submitted to Eco-Tech after October of 2011 were analyzed by ALS Minerals at their North Vancouver laboratory. The ALS Minerals laboratory in North Vancouver is ISO/IEC 17025:2005 accredited for precious and base metal assay methods.

Check assays were done at Acme Analytical Laboratories Ltd., Vancouver, BC, which is ISO 9001:2008 certified (until March 14, 2012) and ISO/IEC 17025:2005 accredited from the Standards Council of Canada (valid until 2015-10-07) for certain tests (including analysis for gold by the fire assay method) as listed in the approved scope of accreditation.

In 2009, blank pulp samples and certified reference pulps were submitted for analysis with the core samples at a frequency of 5% (each). The standard and reference pulps were obtained from CDN Resource Laboratories Ltd. A total of 12 standard and 12 blank pulp analyses were obtained, all of which were within acceptable limits. In addition, 16 pulps, 13 metallic sieve assay coarse rejects, and 45 standard fire assay coarse rejects were re-analyzed at a second commercial laboratory. All of the check assays results were acceptable, with the secondary lab assays (performed at Acme Analytical Laboratories Ltd., Vancouver, BC) having similar values to those obtained by the primary laboratory (Eco-Tech Laboratory Ltd., Kamloops, BC), both of which are independent and ISO certified laboratories.

In 2010, a total of 19 QA/QC samples were submitted for analysis with drill core samples to Eco Tech in Kamloops. This included 9 blank pulps and 10 certified standards. All of the blank pulp assays were within the acceptable limit, and all but 2 of the 10 results for certified standards were within specified limits. Two results obtained for standard GS-8A exceeded the upper control limit specified for this reference material. However, due to the limited number of standard analyses obtained during the drilling program, the mean and standard deviation specified for the standard reference material were used to determine the control limits, and these limits may have been too restrictive for analyses during this program. In addition, coarse rejects of samples analyzed by the metallic sieve assay method (10) and fire assay pulps (15) were sent to a secondary laboratory (Acme Analytical Laboratories Ltd., Vancouver, BC). The results from Acme were similar to Eco Tech, although there was less variation in the pulps (93% within ±42%) compared to the coarse reject metallic assays (90% within ±44% of original). This is attributed to the coarse nature of the gold mineralization at Bralorne, which is caused by a nugget effect.

Beacon Hill Consultants (1988) Ltd.	11-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

In 2011, a total of 32 certified standards and 31 blanks were submitted with the drill core for analysis at Eco-Tech Laboratory Ltd. in Kamloops, BC. In the second half of the year, ALS Minerals took over the Stewart Group and since Eco Tech was part of Stewart Group this meant all assays were done by ALS Minerals in their North Vancouver laboratory (also ISO certified) in the second half of the year. Also in this year, the type of blank material used was changed to unaltered granodiorite rock collected from an outcrop located near the mine. This change was made to provide a blind check on contamination in the crushing and pulverization stage. All of the blank assays were within the acceptable limit. Three results for the certified standards were outside of the acceptable limits. In one case, it appears that the wrong standard may have been placed in the bag rather than the intended standard, with the result being within the acceptable limits for the other standard. Another exception involved one batch where the samples had insignificant gold results, so the batch was not re-assayed. In the third case, the results for internal lab standards were all within the failure limit, so the batches were not re-assayed.

Also in 2011, 10 pulps from the drill core samples were submitted to another independent lab laboratory (Acme Analytical Laboratories Ltd., Vancouver, BC), and 15 coarse rejects from drill core samples assayed for metallic sieve method (11.2% of all metallic samples) were also sent to Acme for metallic screen analysis. The results from Acme were relatively similar to Eco Tech, although there was less variation in the pulps (90% within ±43%) compared to the coarse reject metallic assays (86% within ±44.4% of original). This is expected due to the coarse nature of the gold mineralization which is caused by nugget effect.

It is the author's opinion that the drill core sample preparation, security, and analytical procedures were adequate for the nature of this program, and that quality of the drill core assay results is sufficient for the purpose of the program (definition of mineral resources). However, irrespective of the nugget nature of the gold, there are wide variation with respect to the QA/QC data which requires continuous monitoring and improvement. An annual audit, both of the external and internal laboratory facilities and procedures is recommended.

11.2.2	Mine Sample QA/QC

Daily underground chip and muck samples are routinely assayed at the Bralorne mine site laboratory. The Bralorne lab is run by employees of the Company and therefore is not independent, and this lab is not certified. Some of the daily samples and check samples were analyzed at Eco Tech Laboratory Ltd. in Kamloops, BC, or at ALS Mineral laboratory in North Vancouver, BC, both of which are independent of Bralorne Gold Mines Ltd and are ISO certified laboratories.

In 2010, 336 QA/QC samples were submitted along with routine underground chip and muck samples for analysis. Of these 167 were certified standards and 169 were blanks. The blanks included 12 certified blank pulp samples, and 157 samples of unaltered granodiorite rock collected from an outcrop located near the mine. The samples were assayed by standard fire assay method using one assay ton, or by the metallic screen fire assay method.

A total of 45 out of the 157 (28.7%) granodiorite blank results in 2010 exceeded the failure limit, which was set at 3 times the detection limit of the analytical tool or 0.03 ppm (g/t) for the Bralorne laboratory. A total of 36 blanks were analyzed at Eco Tech and 26 of these failed the criteria for a failure rate of 72.2%. Of the 12 certified pulp blank analyses, 2 failed the acceptable limits (16.7%). These failures are attributed to issues with sample preparation at the Bralorne laboratory, since the samples were prepared to the pulp stage by the Bralorne lab and sent for analysis at Eco Tech when there was a malfunction with the Bralorne assay furnace. The results of blank analyses suggest cross contamination may be a problem at the Bralorne lab.

Beacon Hill Consultants (1988) Ltd.	11-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

For 2010, the results for analyses of 6 different standards show failure rates ranging from 0 to 18.2% for analyses. Most of the failures were slightly out of the acceptable range.

Several rounds of duplicate (check) analyses were also performed in 2010. First, 170 repeat analyses of sample pulps from the Bralorne mine lab were re-analyzed at Eco-Tech. The results are quite variable but show good correlation and a mean difference of Eco Tech compared to Bralorne of -1.8 grams per ton gold. Next, a total of 80 pulps prepared by Bralorne for analysis by the metallic sieve method were re-analyzed at Eco-Tech. These show low variability, good correlation and a mean difference of Eco Tech compared to Bralorne of 1.8 grams per ton gold. Repeat analyses of pulps at the Bralorne lab also show good correlation and low variance, but slightly higher variance than repeat analyses of pulps at Eco Tech lab. Also, a total of 37 pairs of coarse reject re-split samples were analyzed by the metallic sieve method at the Bralorne mine lab and at Eco Tech lab. The results show high variability but good correlation, and also show that the difference between the re-splits at the same lab is greater than the difference between different labs. Re-splits of coarse rejects, from samples submitted to the Bralorne lab for metallic sieve analysis and re-analysis at Eco-Tech lab show reasonable correlation but high variation. From these tests it is concluded that the coarse nature of the gold causes high variation between re-splits from coarse rejects and that this variability is common to the Bralorne and the commercial lab. The low variability of the re-analysis of pulps demonstrates that the mine site lab is not biased and can produce assay results that are comparable to those from the commercial lab.

For 2011, a total of 128 granodiorite blank samples were submitted at a frequency of 5% to the Bralorne assay lab with the mine chip and muck samples. Of these, 32 exceeded the failure limit of 0.03 ppm. In addition, 137 standards were analyzed at the Bralorne lab with mine samples a frequency of 5% and 11 of the results were well outside the control limits. The results point to cross contamination and possible sample mix ups. Since these results are not good, discussions with the lab personnel have been made and modifications to the lab procedures are being implemented to improve organization and cleanliness.

Re-analysis of 10% of the Bralorne lab samples in 2011 at Eco Tech Laboratories, including both pulps and coarse rejects, shows reasonable correlation especially at lower gold concentrations (<25 g/t gold). The higher variances at high grade are attributed to the coarse nature of the gold mineralization.

Overall, the QA/QC results for the mine laboratory assays show no systematic errors and results are generally comparable to the commercial labs. However, the variability of the mine lab duplicate results is greater than that of the commercial labs, and there are several instances where the standards and blank results exceed acceptable limits. Overall the results are deemed acceptable for the purpose of directing on-going development. Furthermore, since numerous mine assay results are averaged during the estimation of mineral resources, the impact of errors in the absolute value of individual sample results is reduced. Nevertheless, a critical review of the laboratory procedures by an experienced assayer or metallurgist is recommended to address procedures that may contribute to these errors in an effort to improve the quality of the mine assay laboratory results.

It is the author's opinion, therefore, that the mine sample preparation, security, and analytical procedures were adequate for the nature of this program, and that quality of the mine sample assay results is sufficient for the purpose of the program (direction of on-going development and definition of mineral resources).

However, there remains room for improvement. It is recommended that the company attempt to source a certified assayer on-site and attain certification for the on-site assay laboratory. An annual audit, both of the external and internal laboratory facilities and procedures is recommended. As of the date of this report, the on-site laboratory is not functioning due to issues related to elevated lead values in one of the staff’s blood. Apart from the obvious concern the mine has for the worker, all efforts must be focused on rectifying this issue and resume operation, safely and in an environmentally responsible manner.

Beacon Hill Consultants (1988) Ltd.	11-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 12.0 DATA VERIFICATION

The authors have carried out the following work to verify information about the property:

•	Visited the property on several occasions and interviewed the staff and examined the underground mine workings.
•	Reviewed survey measurements of mine excavations and drill holes.
•	Reviewed all available QA/QC data pertaining to drill core and underground sample assays.
•	Reviewed the geological setting of the property by reference to published maps and reports.
•	An overview was made of the mine assay laboratory and the assayer was interviewed.
•	Subsequent to the site visit, the authors reviewed the digital database. All resource estimates for the various veins were verified.

The verification measures described above confirmed the location, extent, apparent legality and general nature of the property. The authors collected independent samples to verify assay results which showed good correlation to the mine site assay laboratory results. In addition, the gold production and reconciliations from the mill is a reliable indicator, verifying results.

The latest visit by the authors to the property was between May 23 and 24, 2012. The site visit entailed inspection of the camp, accommodations, core logging facilities, offices, active drill sites, outcrops, core storage facilities, core receiving area, core sawing station, and tours of major centres and surrounding villages affected by mining operations.

The tour of the offices, core logging and storage facilities showed a clean, well-organized, professional environment. On-site staff led the authors through the chain of custody and methods used at each stage of the logging and sampling process. All methods and processes are to industry standards and no issues were identified.

The authors also visited one active drill site. Drill site processes and procedures were demonstrated. The drill site was clean and well-maintained. The process of extracting the core and core boxing is standard practice.

The author is confident that the data and results are valid based on the site visit and inspection of all aspects of the project, including methods and procedures used. It is the opinion of the independent author that all work, procedures, and results have adhered to best practices and industry standards required by NI 43-101.

Beacon Hill Consultants (1988) Ltd.	12-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 13.0 MINERAL PROCESSING AND METALLURGICAL TESTING

There has been no laboratory metallurgical testwork directly performed in relation to this report. However, the Bralorne mineral processing circuit has operated successfully in its present format for over 1.5 years, and with similar techniques historically going back decades.

Examination of the recent mill data shows that while plant availability has suffered on occasion due to equipment availability, the overall performance indicates the ore responds well to the current flowsheet. Generally, this flowsheet, which is discussed in detail in Section 17 of this report, shows a good response when using moderate grinding of approximately 80% passing 100-140 mesh, followed by gravity and flotation processing. Coarsening of the grind results in modest increases of gold losses to the flotation tailing, and may also impact gravity circuit performance.

The present treatment circuit incorporates jigging and tabling to produce the gravity concentrate for smelting to Dore on site. Based on examination of recent mill records the gold content by weight in the Dore is made up by 70-78% Au%, followed by silver accounting for 15-18%, with the balance attributed to other impurity constituents. It’s reported that close to 65% of the recovered gold reports to the Dore, although for periods it can average significantly less. The majority of the gold in the gravity tailing is recovered during flotation, with the float concentrate grading from 3 to 9 ozAu/ton, and averaged approximately 4.5 oz/ton, in 2011. Flotation tailing grades range from 0.02 to 0.04 ozAu/t and occasionally higher. Overall the optimum plant gold recovery appears to approach 95%, averaging closer to 91%. While some recovery issues may be due to mineralogy it appears primarily in response to process upsets from mechanical or operator performance, including from increasing throughput beyond the capabilities of the present grinding mill.

Froth flotation is shown to respond well to simple conventional procedures. This includes the addition of a xanthate collector and frother, with two stages of cleaning of the rougher concentrate. Current practice is not to use copper sulfate, but this could be tested in laboratory studies to see if there is any economic benefit. Additional cleaning including use of regrinding of the bulk concentrate should be investigated with laboratory testing with the goal of improving concentrate grade. However, arsenic content has been shown to be an issue with the marketability of the Bralorne concentrate and additional cleaning would likely further compound this issue. Flotation optimization evaluation is not included in the scope of this report.

Process evaluation should be directed into maximizing gold production to the Dore. This is particularly relevant due to the higher costs (transport, process fees) and difficulty in marketing the flotation concentrate, due in part to the elevated arsenic content. Improving gravity recovery should be possible by incorporating a centrifugal concentrator into the circuit. This is typically more effective for the recovery of fine free gold particles as compared to jigging. The configuration of the gravity circuit would need to be established with testing, ideally from the vendor of the selected equipment.

The use of intense cyanidation for the concentrates might also be considered depending on permitting issues. This technology is offered in off the shelf, contained modules that may offer the opportunity at an offsite processing facility or with zero discharge by shipping out any spent leach solutions. As well depending on a number of factors, primarily relating to permitting, the cyanidation of the flotation concentrate might also be investigated. This would involve disposal of detoxified slurry into a separate lined impoundment storage facility. These potential leaching options are outside the scope of this report.

The site lab is purposing to undertake bench scale process studies. This is recommended to compare optimized process results to the mill performance, as well as for determining if any future ore zones might present processing issues. On-site laboratory investigations could be compared to periodic data from independent testing laboratories.

For the purpose of this investigation improvements to the process circuit will focus on increasing existing circuit capacity first to provide increased ore throughput and thereby reflect the associated economies of scale. Secondly to improve overall performance with equipment installation focused on improving gravity response, reducing maintenance bottle necks, and not limiting the primary grind to below the optimum particle size distribution.

Beacon Hill Consultants (1988) Ltd.	13-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 14.0 MINERAL RESOURCE ESTIMATES

The following is a listing of resources along with a description of the location, background history, and the methods and procedures that were followed in order to derive these estimates. The list includes recent estimates as well as previous estimates that have been reviewed and validated. Since the estimates were made by various methods and personnel at different times, the resource estimates for each area are explained in detail. Included is an estimate of stockpiled and broken material as at August 31, 2012. The resource estimates and methods have been performed by mine site staff and internal qualified persons. The author believes that these estimates to be accurate and done to industry standards and best practices following review and validation.

Mineral resource estimates at the Bralorne property are typical of gold vein deposits characterized by high nugget-effect. The classification and reporting of mineral resources for these types of deposits was reviewed by Dominy et al. (2001). According to these authors, diamond drilling alone generally results in identification of Inferred Resources, and close-spaced in-fill drilling and underground development and/or bulk sampling/trial mining are required to define Measured and Indicated Resources.

The current resource estimate is limited to accessible areas above the 8 Level. One exception is a resource on the BK vein situated immediately below the 800 level that is the continuation of the mineralized shoot mined in the BK-800 stope. This area may be accessed in the future by extending the BK-3 decline down below the 800 Level.

Significant resources were also identified historically deeper in the Bralorne mine workings but these are not being considered as current resources and are not discussed herein. They remain as targets for exploration and are planned to be critically reviewed in 2012. In addition, an evaluation of their economic viability, especially in consideration of de-watering the mine to access, has not been performed but may be considered in the future.

The estimates described below are for Mineral Resources and are categorized as Measured, Indicated or Inferred. The classification is according to the CIM Definition Standards on Mineral Resources and Mineral Reserves, as adopted November 27, 2010. The estimates are not categorized as Mineral Reserves as they do not take into account mining outlines or mining recovery. However, a reasonable requirement of a minimum mining width is incorporated in the estimate by compositing assays to 1.2 metres (4 feet), and by addition of 10% dilution at zero grade to each resource model.

Figure 14-1 shows a plan view of the Bralorne property with the areas where resources have been calculated and included in this report. Table 14.1 lists the diluted resources for the Bralorne property.

Beacon Hill Consultants (1988) Ltd.	14-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Figure 14-1: Plan View of 2012 Resource Areas.

Table 14.1: Resource Estimate (Diluted) - Effective date: August 31, 2012.

Beacon Hill Consultants (1988) Ltd.	14-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.1	RESOURCE MODELLING METHODS

14.1.1	Block Model Resource Estimation

Starting in 2010, the resource estimates at Bralorne were prepared using block modeling methods with SurpacTM Software. Block model resource estimates have been done for most of the resources above the 800 level, with the exception of a few small isolated polygonal blocks that remain from the 2005 Estimate (Beacon Hill, 2005). The parameters chosen for block modeling approximate those previously used with polygonal methods and are designed to match the shrinkage mining method. Imperial units are used to maintain conformity with the original mine survey grid but metric units are also reported in the summary tables.

The block modeling procedure starts with calculation of composites from the drill hole intercepts at a 4 foot minimum true thickness. Individual samples are top cut to 3.0 opt Au following the mine estimation procedure as reported by Weeks (1966). A three-dimensional surface of the vein is then constructed from the drillhole intercepts, which is used to create a 4-foot thick solid model of the vein which is used to constrain the estimation process.

The block model is created using a block size that matches a nominal mining unit for shrinkage stoping or sub-drifting (i.e. x=8, y=4, z=8 feet). In some cases, the model is rotated to match the vein orientation.

The modeling process estimates the gold grade for each block. The interpolation method used was inverse distance cubed weighting, and is based on between 1 and 3 composite values within a three dimensional search ellipsoid. The ellipsoid is defined to match the orientation of the mineralized shoot in the area being modeled. The area of influence around each drill hole intercept is comparable to that previously used with polygonal methods but is typically elongated in the direction of the plunge of the mineralized shoot (resources at this property were previously defined by 100 foot square polygons centered on drill hole intercepts or projected from drift samples).

Resource classifications for block modeling parameters are:

•	Measured: <25 feet from sample
•	Indicated: < 50 feet from sample
•	Inferred: 50-100 feet from sample
•	Undefined: >100 feet from sample

The resource grade and tonnage estimate is calculated from the cumulative gold grades and volume, weighted by the percentage of solid volume of the vein that intersects each block. Volumes are converted to tonnage using a factor of 12.1 cubic feet per ton, which equates to a specific gravity of 2.65 (quartz = 2.65 g/cc). Finally, a dilution factor of 10% of the tonnage at zero grade is added.

Beacon Hill Consultants (1988) Ltd.	14-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.1.2	Polygonal Resource Estimation

Polygonal resource calculations were done starting in about 1990 and continued up until 2009. This method was mainly applied to drillhole intercepts and drift assays. Most of these resource blocks are tabulated in digital files and identified on various longitudinal sections. In 2005, resources above the 8 Level were reviewed by Beacon Hill Consultants as part of a Preliminary Economic Assessment (Beacon Hill, 2005). The resources are defined on the basis of underground sample assays and drill intercepts from a number of sources, including sampling carried out when the mines were in production as well as sampling done by E&B in the 1990’s after the mine closed.

The parameters used are as follows:

•	Top Cut: assays greater than 1.5 opt (51.8 g/T) cut to 1.5 opt (51.8 g/T) gold
•	Tonnage Factor: 12.1 cubic feet per ton (2.63 cubic meters per tonne)
•	Polygons: 1) 100 foot squares (30x30 meter) around drill hole intercepts, or 2) Strike length defined by drift sampling and projected 100 feet (30 meters) vertically above and below drifts.
•	Dilution: 10% dilution was added at zero grade to the block summary totals.

14.1.3	Stockpile Resource Estimation

Mineral Resources contained in stockpiles are estimated by totaling the number of train cars or scoop-tram buckets reported to have been extracted and multiplying by the tonnage per car or bucket, and calculating the weighted average grade of the muck sample assays.

14.2	MINERAL RESOURCE ESTIMATES

14.2.1	Mill Feed Stockpile

Material is being stockpiled at the 8 level portal for mill feed. This resource tonnage and grade has been estimated on the basis of cars trammed and muck assays received for composite samples collected of the material. Each muck sample is a composite sample collected from 4 ore cars or 4 scooptram bucket loads.

The total mill feed stockpile resource estimate as of August 31, 2012 is 1,119 tons grading 0.434 opt Au. The tonnage has been corrected to a recent survey, and the volume converted to tons using a factor of 18.0 cubic feet per ton.

Potentially significant low-grade gold mineralization was identified in the historic waste dumps during a previous environmental investigation. A total of eleven samples, including two composites and nine grab samples from trenches and pits in the historic 800 Level dump (estimated at 90,000 tonnes by Lorax, 2008) ranged from 318 to 12,393 ppb Au, and averaged 2,212 ppb Au (2.21 g/T Au or 0.064 oz/ton Au). These analyses were conducted on the undersize fractions of screened material. This material is not being considered as a current mineral resource due to the lack in information on the bulk grade and tonnage.

Beacon Hill Consultants (1988) Ltd.	14-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.2.2	Broken Inventory

Currently, broken material remaining to be extracted from the mine is located in the BK-800 stope (BK Broken inventory). This material was left in the stope as a result of the shrinkage method of mining, which allows only 30% of the broken material to be extracted during the mining stage and the remainder is extracted after mining ceases. The resource has been estimated by calculating the weighted average grade of all of the chip samples taken in the stope (469) and tons calculated from the stope surveys, less the tonnage and grade of the material trammed from the stope to date. The Broken Inventory as of August 31, 2012 is estimated at 3,767 tons grading 0.4 oz/ton Au.

14.2.3	BK-3 (Upper) Resource

The BK-3 zone lies on the BK vein and is located west of the BK-800 stope. It consists of one or more quartz veins with average widths of about 0.6 meters and mineralized with varying amounts of visible gold, arsenopyrite, pyrite, sphalerite stibnite and galena. The zone was discovered by diamond drilling in 2010 and a resource estimate was announced in a news release dated December 6, 2010. Since that time additional diamond drilling was done and the BK decline underground development intersected the zone. A subdrift along the zone at the 3800 foot elevation has been developed, and additional sublevels at 3700 and 3900 foot elevations, plus raises between these levels are planned to further define the resource prior to mining.

A resource estimate has been completed for the zone based on diamond drilling and underground sampling conducted up to date. For estimation purposes, the resource was subdivided into upper and lower portions based on grade distribution and planned development. Since development is incomplete, the resource estimate will likely be revised over the next year.

The BK-3 Upper un-diluted resource estimate is shown in Table 14.2 below. Figure 14-2 shows the BK-3 resource model longitudinal section. Block modeling parameters are provided in Table 14.3.

Data validation included:

•	Compiled drillhole surveys and re-plotted drill holes.
•	Created new 3D model of the BK vein.
•	Calculated composite values and true thicknesses for drill hole intercepts. Assays were verified by monitoring blank and standard sample results, by check assays of pulps and rejects

Beacon Hill Consultants (1988) Ltd.	14-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.2: Block Model Resource Estimate (undiluted) for BK-3 Upper (block 1).

Beacon Hill Consultants (1988) Ltd.	14-6	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

BRALORNE GOLD MINES
BK3 Blocks 1 and 2
Longitudinal Section Displaying Block Model Grades and DH Sample Points used in grade calculation.
06-Apr-2012
Eric Connolly
4300Z
4200Z
4100Z
4000Z
3900Z
3800Z
3700Z
3600Z
3500Z
3400Z
5500E
5600E
5700E
5800E
5900E
6000E
6100E
6200E
6300E
6400E
6500E
6600E
6700E
6800E
6900E
BK3 Block 1
BK3 Block 2
3800 Level
3700 Level
800 Level

Figure 14-2: Longitudinal section showing the BK-3 Mineral Resource.

Beacon Hill Consultants (1988) Ltd.	14-7	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.3: Block Modeling Parameters for BK-3 Resource Estimate.

Beacon Hill Consultants (1988) Ltd.	14-8	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.2.4	BK-3 (Lower) Resource

The lower portion of the BK-3 zone has been estimated separately from the upper portion because it appears to be lower in grade and because the drill holes and development done to date suggest the vein is not as strongly developed in this area. The BK west drift exposes this zone on the 800 level, where the vein structure is observed to be discontinuous or relatively thin (less than 0.3 metres thick). The zone was also intersected in an ore pass raise driven from 800 Level toward the BK-3 decline in 2011, where it consists of one or more discontinuous quartz stringers less than 20 centimeters thick, within an altered zone between 0.5 and 1.5 meters wide.

The BK-3 Lower undiluted resource estimate is given in Table 14.4. Figure 14-2 also shows the BK-3 Lower resource model. Block modeling parameters are identical to those provided for the BK-3 Upper block.

Table 14.4: Block Model Resource Estimate for BK-3 Lower (Block 2).

14.2.5	BK 800 Resource

The BK vein was discovered in 2006 and has been the main target of exploration drilling, development and mining activity since. The vein lies in the gap area between the historic Bralorne and King mines (hence its name) and is hosted in the Bralorne intrusive suite. The zone consists of an altered zone of buff colored carbonate altered rocks within which a ribbon-banded quartz vein is variably developed along a narrow foliated shear zone. The contacts of the vein are generally sharp and may be marked by a fault surface and dark grey gouge material up to one or two inches in width. Mineralization includes pyrite and arsenopyrite that occur in the vein and altered wall rocks, and native gold and sphalerite in the higher grade sections of the quartz vein. The quartz vein pinches and swells along strike and ranges from 0.5 to 7.8 feet in width where best mineralized. The widest sections are localized at medium-scale structural perturbations including flexures and jogs along the vein. The plunge of the highest grade mineralized sections is near vertical or steeply inclined to the east.

The current BK-800 (Block 2) resource is located on the BK vein above the area that was mined in 2010 and 2011. Mining was halted in April of 2011 for safety reasons and the material remaining above the stope is a target for development from the BK decline. A resource estimate was made for the mineralized material remaining above the stope using the block modeling method based on chip sampling and drill hole intercepts. The BK-800 undiluted block model estimate is shown in Table 14.5. Figure 14-3 shows the BK-800 Resource model longitudinal section. Block modeling parameters are provided in Table 14.6.

Beacon Hill Consultants (1988) Ltd.	14-9	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

3800Z
BK 800 Block 2
3600Z
3400Z
6600E
6800E
7000E
BRALORNE GOLD MINES
BK 800 Block 2
Longitudinal Section Displaying Block Model Grades and DH Sample Points used in grade calculation.
30-Sep-2011
Eric Connolly

Figure 14-3: Longitudinal Section showing BK 800 Block 2 Resource Model.

Beacon Hill Consultants (1988) Ltd.	14-10	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.5: Block model resource estimate for the BK-800 (block 2) area.

The estimation process involved compilation of mine surveys, chip assays taken in the stope, and drill hole assays, followed by modeling of the vein and mine openings, calculation of composite grades, and construction of block models.

Data validation included:

•	Calculated new composite values for drift assays.

•	Plotted position and calculated composites for raise samples collected in 2010.

•	Verification of raise assays by check monitoring standard and blank assays, and assaying of original samples, rejects or pulps.

•	Compiled drillhole surveys and re-plotted drill holes.

•	Created new 3D model of the BK vein.

•	Calculated composite values and true thicknesses for drillhole intercepts.

•	Drillhole assays were verified by monitoring blank and standard sample results, by check assays of pulps and rejects.

Beacon Hill Consultants (1988) Ltd.	14-11	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.6: Block modeling parameters used for the BK-800 resource model.

14.2.6	BK 900 Resource

The BK-900 resource is located below the 800 level and is a continuation down dip of the BK-800 zone. The resource was originally estimated by Ball (2009) using the manual polygonal method. An updated estimate of the resource based on the block modeling method was done in September of 2011 incorporating the results of the drift samples, stope samples above the 8 level and drill intercepts below the level. The BK 900 resource estimate is included in the current resource even though it lies below the 800 Level because it could be developed by a decline from above without breaking into old mine workings. The BK-900 undiluted block model estimate is shown in Table 14.7 below. Block modeling parameters are provided in Table 14.8. Figure 14-4 shows the BK-900 Resource model longitudinal section.

Beacon Hill Consultants (1988) Ltd.	14-12	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Data validation included:

•	Re-plotting 8 Level drift assays. Assays were validated by check assays and check sampling.
•	Calculated composite values for drift assays.
•	Calculated composite values and true thicknesses for drill hole intercepts. Drillhole assays were verified by monitoring blank and standard sample results, by check assays of pulps and rejects.

Table 14.7: Block model resource estimate for the BK-900 zone.

Beacon Hill Consultants (1988) Ltd.	14-13	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.8: Block Modeling Parameters used for the BK-900 Estimate.

Beacon Hill Consultants (1988) Ltd.	14-14	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

3600Z
3550Z
3500Z
3450Z
3400Z
3350Z
3300Z
3250Z
3200Z
3150Z
3100Z
6600E
6650E
6700E
6750E
6800E
6850E
6900E
6950E
7000E
7050E
7100E
7150E
Diamond Drill Hole
4 foot composite
BK-800 Stope
Chip sample
4 foot composites
BK-900 Resource
Block Model
BRALORNE GOLD MINES
BK-900 Block
Longitudinal Section Displaying Block Model Grades and DH and UG Sample Points used in grade calculation.
23-Sep-2011
Eric Connolly

Figure 14-4: Longitudinal Section showing the BK-900 Resource Model.

Beacon Hill Consultants (1988) Ltd.	14-15	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.2.7	HW51BFW-400 Resource

The HW51BFW is a hanging wall split of the 51BFW vein. The 51BFW vein is one of a series of veins located south and in the footwall of the 51 (Empire) vein in the Bralorne mine. The 51BFW was drilled by E&B in 1984 and subsequent follow-up drilling intersected mineralization on a hanging wall split vein, which was then named the HW51BFW vein.

The HW51BFW vein is exposed intermittently in the 451B E drift. The vein is discontinuous in this drift and is seen to dip relatively shallowly to the northeast at about 45°. The vein is composed of mainly massive white quartz with few wall rock bands, and is mineralized with masses of medium-grained pyrite up to 30 centimeters in diameter. Coarse-grained sphalerite and arsenopyrite are also present. The coarse-grained texture of the vein quartz and mineralization is distinct from that of the typical banded quartz veins.

A block model resource was estimated for the HW51BFW vein above the 400 level based on all available drillhole and drift sample information. The HW51BFW-400 undiluted block model resource estimate is provided below in Table 14.9. Figure 14-5 shows the HW51BFW-400 resource model longitudinal section. Block modeling parameters are provided in Table 14.10.

Data validation included:

•	Compiled drillhole surveys and re-plotted drill holes.
•	Created 3D model of the HW51BFW vein.
•	Calculated composite values and true thicknesses for drill hole intercepts.
•	Compiled historic drift surveys into database
•	Compiled historic drift sample assays into database and re-plotted
•	Located and scanned original drift geology mapping
•	Conducted check sampling in the drift between the previous samples.

Beacon Hill Consultants (1988) Ltd.	14-16	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Diamond Drill Hole
4 foot composite
Resource Block
Model
Chip Samples
4 foot composite
4250Z
4050Z
3850Z
10550E
10750E
10950E
BRALORNE GOLD MINES
HW51bFW-400 Block
Longitudinal Section Displaying Block Model Grades and
DH and UG Sample Points used in grade calculation.
22-Sep-2011 Eric Connolly

Figure 14-5: Longitudinal Section showing Resource Model for HW51BFW Vein.

Beacon Hill Consultants (1988) Ltd.	14-17	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.9: Block Model Resource Estimate for the HW51BFW-.

Table 14.10: Block Modeling Parameters used for the HW51BFW-400 Estimate.

Beacon Hill Consultants (1988) Ltd.	14-18	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.2.8	HW51BFW-Other

The resource designated as HW51BFW-Other includes polygonal resource blocks ( Beacon Hill, 2005), which are not included in the new block model estimate for the HW51BFW vein. The resource is labeled “51BFW” in Table 6.4 of the Beacon Hill, 2005 report and includes blocks 3-9, 5-6 and 8-5 which are not in the area of the updated block model resource of HW51BFW-400 described above. These blocks are therefore retained as inferred resources. The resource corresponds to the original estimate as listed by Miller-Tait and Sampson (1995) with an additional 10% dilution at zero grade.

14.2.9	400-51BFW-West

The 51BFW vein is one of a series of veins located south and in the footwall of the 51 (Empire) vein in the Bralorne mine. The 51BFW was drilled by E&B in 1984 and a resource was estimated at that time and subsequently updated by Miller-Tait and Sampson (1995). The 400-51BFW West block is located on the 51BFW vein west of the new 400 cross-cut between E&B sections 1300 and 1700. The resource is defined on the basis of diamond drill intercepts only, since about 1000 ft of drifting west from the new 400 cross-cut is required to develop the vein. Drill indicated resource blocks 3-4, 3-5 and 4-2, 4-6 and 4-9 of Miller-Tait and Sampson (1995) are contained within the new resource block model.

A block model resource was estimated for the 400-51BFW –West area to support a decision on possible underground development, based on available drillhole information. The undiluted block model resource estimate is provided in Table 14.11. Figure 14-6 shows the 400-51BFW-West resource model longitudinal section. Block modeling parameters are provided in Table 14.12.

Data validation included:

•	Compiled drill hole surveys and re-plotted drill holes.
•	Created 3D model of the HW51BFW vein.
•	Calculated composite values and true thicknesses for drill hole intercepts.

Beacon Hill Consultants (1988) Ltd.	14-19	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

4300Z
4200Z
4100Z
4000Z
3900Z
10550E
10650E
10750E
10850E
10950E
400 51BFW - West
resource model
Drill Hole
4 foot composite
BRALORNE GOLD MINES
51bFW-West-400 Block
Longitudinal Section Displaying Block Model Grades and
DH 4' composite points used in grade calculation.
22-Sep-2011
Eric Connolly

Figure 14-6: Longitudinal Section showing Resource Model for 400-51BFW-West.

Beacon Hill Consultants (1988) Ltd.	14-20	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.11: Block Model Resource Estimate for the 400-51BFW-West.

Table 14.12: Block Modeling Parameters used for the 400-51BFW-West.

Beacon Hill Consultants (1988) Ltd.	14-21	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

3.1	51BFW-600

Resources located on the 51BFW vein situated between the 800 and 400 Level and below the 400-51BFW-East block, have been designated 51BFW-600 block. A new block model estimate was done for this resource in 2011. The undiluted block model estimate resource is provided in Table 14.13 and the block modeling parameters are provided in Table 14.14. Figure 14-7 shows the 51BFW-600 resource model longitudinal section.

Table 14.13: Block Model Resource Estimate for the 51BFW-600.

Beacon Hill Consultants (1988) Ltd.	14-22	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.14: Block Modeling Parameters used for the 51BFW-600 estimate.

Beacon Hill Consultants (1988) Ltd.	14-23	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

4400Z
4300Z
4200Z
4100Z
4000Z
3900Z
3800Z
3700Z
3600Z
3500Z
3400Z
3300Z
3200Z
3100Z
3000Z
10600E
10700E
10800E
10900E
11000E
11100E
11200E
11300E
11400E
11500E
11600E
11700E
11800E
11900E
12000E
Chip Sample
4 foot composite
Dtill Hole
4 foot composite
Resource Model
51BFW - 600
BRALORNE GOLD MINES
51BFW - 600 Block
Longitudinal Section Displaying Block Model Grades and DH and UG Sample Points used in grade calculation.
23-Sep-2011 Eric Connolly

Figure 14-7: Longitudinal Section showing Model for 51BFW-600 Resource.

Beacon Hill Consultants (1988) Ltd.	14-23	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.2.10	51BFW-4140

This resource consists of blocks designated as NI43-101 (Beacon Hill, 2005) that were not mined out in the 51BFW-4140 stope, and which are not included in other block model estimates for the 51BFW vein discussed above. In 2005, 14,000 tonnes grading 12.0 grams per tonne gold was designated as measured on the 51BFW vein as defined by drilling, and by drifting and raising that was underway in 2005. This corresponds to the area of the 51BFW-4140 stope that was developed later in 2005. At that time, a resource of 15,806 tons grading 0.347 oz/ton Au was estimated after drifting and raising was completed and before stoping began. This material corresponds to part of Block 3-2 of Miller-Tait and Sampson (1995). The resource was partly mined during the 2004-2005 operating period but there remains some material which could be developed in the future. A new block model estimate of the remaining resource in this area was calculated.

The undiluted block model resource is summarized in Table 14.15. Block modeling parameters are provided in Table 14.16. Figure 14-8 shows the 51BFW-4140 resource model longitudinal section.

14.2.11	51BFW-Other

The 51BFW-Other resource lies on the main 51BFW vein and is distinct from the hangingwall vein resource reported above (which is designated HW51BFW-Other). Beacon Hill (2005) designated 53,142 tonnes grading 11.01 grams per tonne gold on the 51BFW vein as Inferred Mineral Resources. Most of this resource is contained within new block modeled resource estimates for 51BFW-West, 51BFW-4140, but there are isolated blocks defined by single drill hole intercepts that lie outside the new resource areas. These outlying blocks have were estimated by polygonal methods and correspond to blocks 4-1, 5-1, 5-2, 5-4, 5-7, 6-4, and 8-1, 8-2 and 8-3 of Miller-Tait and Sampson (1995).

Beacon Hill Consultants (1988) Ltd.	14-24	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.15: Block Model Resource Estimate for the 51BFW-4140 area.
Beacon Hill Consultants (1988) Ltd.	14-25	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.16: Block Modeling Parameters used for the 51BFW-4140 Estimate.

Beacon Hill Consultants (1988) Ltd.	14-26	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

4350Z
Block 2
Block 1
Block 5
Mined Stope
4150Z
Block 3
Block 4
Mined Stope
11450E
11650E
11850E
400 Level Development
3950Z
BRALORNE GOLD MINES
51bfw-4140 Blocks Longitudinal Section
Longitudinal Section Displaying Block Model Grades and DH and UG Sample Points used in grade calculation.
18-Oct-2011
Eric Connolly

Figure 14-8: Longitudinal Section showing Resource Model for 51BFW-4140 Area.

Beacon Hill Consultants (1988) Ltd.	14-27	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.2.12	Taylor Vein

In 2005, an inferred resource on the Taylor vein of 40,000 tonnes grading 8.57 grams per tonne was calculated (Beacon Hill, 2005).  This resource is depicted on a longitudinal section of the Taylor vein on file at the mine, dated 2005, which shows a “possible” 40,000 ton resource grading “better than 0.25 oz/t” above the 4140 elevation.  The area is about 450 feet long and 300 feet vertical, encompassing drifts, raises and an old 2,250 ton stope.

Prior to drilling conducted in 2005, a “geologic resource” of 14,278 tons grading 0.32 ounce per ton gold for the Taylor vein (blocks 1E, 2E, 2-2E, 3-1E, 3-2E and 3-3E) plus an “inferred” resource of 15,000 tons (grade not specified) for a total “possible” resource of 29,000 tons, all above the 400 Level was estimated by Miller-Tait and others (1996).  In this estimate, a “geologic resource” was defined as “tonnage calculated 50 feet around a drill pierce point” and including 15% dilution, and “Resources in the geologically Inferred category are located in between the detailed drill intercepts”.

Detailed review and verification of the drillhole intercepts and historic sampling and mined out areas on the Taylor vein was completed in 2011 and a new block model resource was estimated.  The undiluted block model estimate is shown in Table 14.17.  Block modeling parameters are provided in Table 14.18 while Figure 14.9 shows the Taylor resource model longitudinal section.

Table 14.17: Block Model Resource Estimate for the Taylor Vein.

Beacon Hill Consultants (1988) Ltd.	14-28	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.18: Block Modeling Parameters used for the Taylor Vein Estimate.

Beacon Hill Consultants (1988) Ltd.	14-29	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

4500Z
4300Z
4100Z
3900Z
12500E
12700E
12900E
Taylor Block
BRALORNE GOLD MINES
Taylor Block
Longitudinal Section Displaying Block Model Grades and DH Sample Points used in grade calculation.
22-Sep-2011 Eric Connolly

Figure 14-9: Longitudinal section showing resource model for Taylor vein.

Beacon Hill Consultants (1988) Ltd.	14-30	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.2.13	Peter Vein

The upper Peter vein was developed and partly mined between 2004 and 2005.  The Peter vein is typical of the banded quartz veins that occur elsewhere at the Bralorne property, but some important differences have been noted in terms of the host rocks and the gold recoveries. The Peter vein is hosted within metasedimentary rocks of the Bridge River Terrane whereas most of the veins mined at Bralorne are hosted in diorite. The metasedimentary rocks are typically less competent than the diorite and this is a major factor for consideration in terms of safety for mining. The other difference noted from the previous operations is that there was a higher proportion of gold in the flotation concentrate, which may be significant in terms of the economics of mining this zone.

Resources remaining on the Peter vein include high grade material located south of the previous development area, and between the Upper Peter workings and the 800 Level. The undiluted block model resource is shown in Table 14.19 and the block modeling parameters are provided in Table 14.20. Figure 14.10 shows the Peter resource model longitudinal section.

Table 14.19: Block Model Resource Estimate for the Peter vein.

Beacon Hill Consultants (1988) Ltd.	14-31	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

4350Z
4150Z
3950Z
3750Z
5000E
5200E
5400E
5600E
Block 1
Block 2
BRALORNE GOLD MINES
Upper Peter Block Longitudinal Section
Longitudinal Section Displaying Block Model Grades and DH and UG Sample Points used in grade calculation.
22-Sep-2011
Eric Connolly

Figure 14-10: Longitudinal section showing model for Peter Vein resource.

Beacon Hill Consultants (1988) Ltd.	14-32	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.20: Block Modeling Parameters used for the Peter Vein Estimate.

Beacon Hill Consultants (1988) Ltd.	14-33	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.2.14	52 Vein

The 52 vein is located southwest and in the footwall of the 51BFW Vein. A polygonal resource was previously defined on the basis of diamond drill results (Miller-Tait and Sampson, 1995). This information was verified and recompiled, and a new block model estimate was done. The undiluted block model resource is provided in Table 14.21 below. Figure 14-11 shows the 52 Vein resource model longitudinal section. Block modeling parameters are provided in Table 14.22.

Table 14.21: Block Model Resource Estimate for the Peter Vein.

Although the block model estimate identified indicated resources, all the resources for the 52 vein are classified as Inferred Mineral Resources. The reason for the downgraded classification is because historic sludge assays were used in three of the drill hole intercepts for the resource estimate. It is the author’s opinion that these samples are not as reliable as core samples, and that further drilling is required to better define the grade in the areas penetrated by these old holes to confirm the historical information.

Beacon Hill Consultants (1988) Ltd.	14-34	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

4100Z
3900Z
3700Z
3500
3300Z
11200E
11400E
11600E
11800E
12000E
12200E
12400E
Countless Development along 52 Vein
Diamond Drill Hole intercept
4 foot composite
BRALORNE GOLD MINES
52 Vein Longitudinal Section
Longitudinal Section Displaying Block Model Grades and DH and UG Sample Points used in grade calculation.
19-Oct-2011 Eric Connolly

Figure 14-11: Longitudinal section showing resources on the 52 Vein.

Beacon Hill Consultants (1988) Ltd.	14-35	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.22: Block Modeling Parameters used for the 52 Vein Estimate.

14.2.15	BKN Vein

A resource blocks estimated by the polygonal method on the BKN Vein (East and West Blocks) were classified as Indicated and Inferred Mineral Resources. These blocks extend above and below the 800 level drift, which was recently rehabilitated and accessed for diamond drilling.  The undiluted resources for the entire BKN Vein is 18,986 tons at a grade of 0.316 opt indicated and 22,391 tons at a grade of 0.269 opt inferred.

Block modeling parameters are provided in Table 14-23.  The undiluted block model resource is provided in Table 14-24 below.  Figure 14-12, 14-13 shows the long-section polygonal outlines for the BKN West and BKN East blocks, respectively and 14-14 shows the BKN vein resource block model longitudinal section.

Beacon Hill Consultants (1988) Ltd.	14-36	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.23: Block Modeling Parameters used for the BKN Vein Estimate.
Beacon Hill Consultants (1988) Ltd.	14-37	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 14.24: Block model resource estimate for the BKN Zone

Beacon Hill Consultants (1988) Ltd.	14-38	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Beacon Hill Consultants (1988) Ltd.	14-39	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SB11-018
SB11-017
0.067 / 4'
SB11-021
0.068 / 4'
SB11-027
0.069 / 4'
SB11-020
0.01 / 4'
BKN 3550 West Block
SB09-589
no vein
SB11-001
0.699 / 4'
UB12-008
0.005 / 4'
UB12-007
0.006 / 4'
800 Level Projection
3500'RL
UB12-004
0.004 / 4'
UB12-002
0.027 / 4' VG
UB07-32
0.09 / 4'
UB07-30
0.013 / 4'
UB07-31
0.034 / 4'
UB12-005
0.106 / 4'
UB12-003
0.769 / 4' VG
UB07-29
0.025 / 4'
UB12-006
0.023 / 4'
UB12-001
0.334 / 4' VG
UB12-009
0.015 / 4'
SB06-109B
BKN 3175 West Block
UB12-010
0.011 / 4'
6000'E
6500'E
Legend
0.00—0.05
0.05—0.1
0.1—0.2
0.2—0.3
0.3—0.5
0.5—1.0
1.0 >
Scale: 1:100'
Bralorne Gold Mines Ltd.
BKN West Blocks Resource Estimations
4 foot mining width, grades cut to 3 opt
July 18, 2012

Figure 14-12: Longitudinal section showing resources outlines on the BKN Vein-West Blocks.

Beacon Hill Consultants (1988) Ltd.	14-40	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Legend
0.00—0.05
0.05—0.1
0.1—0.2
0.2—0.3
0.3—0.5
0.5—1.0
1.0 >
Scale: 1:100'
4000'RL
3500'RL
BKN 3530 Block
BKN 3385 East Block
BKN 3200 East Block
800 Level Projection
Bralorne Gold Mines Ltd.
BKN East Blocks Resource Estimations
4 foot mining width, grades cut to 3 opt
July 18, 2012

Figure 14-13: Longitudinal section showing resources outlines on the BKN Vein-East Blocks.

Beacon Hill Consultants (1988) Ltd.	14-41	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Legend
0.00—0.05
0.05—0.1
0.1—0.2
0.2—0.3
0.3—0.5
0.5—1.0
1.0 >
Scale: 1:200'
4000'RL
3000'RL
BKN 3550 West Block
BKN 3385 East Block
BKN 3530 East Block
800 Level Projection
BKN 3175 West Block
BKN 3200 East Block
Bralorne Gold Mines Ltd.
BKN Resource Estimation Blocks
4 foot mining width, grades cut to 3 opt
July 18, 2012

Figure 14-14: Longitudinal section showing resource model on the BKN Vein.

Beacon Hill Consultants (1988) Ltd.	14-42	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

14.2.16	King Vein

Two resource blocks estimated by the polygonal method on the King Vein (Blocks 8-1, 8-2) were classified as Inferred Mineral Resources by Beacon Hill Consultants (2005).  These blocks extend above the 800 level King drift, which was recently rehabilitated and accessed for diamond drilling. Since these resource blocks are accessible they are included as current resources. The inferred resources for the King Vein are a total of 4,872 tons at a grade of 0.256 opt.

14.2.17	Validation of Models and Resources

A graphical validation was done on the block models.  The purpose of this graphical validation is to:

•	Check the reasonableness of the estimated grades, based on the estimation plan and the nearby composites.
•	Compare the general drift and the local grade trends of the block model to the drift and local grade trends of the composites.
•	Ensure that all required blocks are filled in.
•	Check that, within the model blocks, the topography has been properly accounted for.
•	Check the manual ballpark estimates for tonnage to determine reasonableness.
•	Inspect and explain, when necessary, the high-grade blocks created as a result of outliers.

Cross-sections, long sections, and plans were used to visually check the block models, showing the block grades and the composite.  There was no evidence that any blocks were wrongly estimated.  It appears that every block grade can be explained as a function of: the surrounding composites and the estimation plan applied.

These validation techniques also included independently estimating the block models using MineSightTM Software to confirm results and insure validity of the on-site modelling methods and procedures.

Beacon Hill Consultants (1988) Ltd.	14-43	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 15.0 MINERAL RESERVE ESTIMATES

There are no mineral reserve estimates.

Beacon Hill Consultants (1988) Ltd.	15-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 16.0 MINING METHODS

16.1	MINE PLAN

16.2	INTRODUCTION

The configuration of the mineralized zones at the Bralorne Gold Mine lends themselves to extraction by the shrinkage mining method.  The dip of the mineralized zones allows for a gravity mining method to be used while the narrow zones and pinching and swelling of the mineralization with the structure demands a method that allows for maximum control of the excavation width, to maximize mineral recovery and minimize dilution with material that is below cut-off grade.

16.3	MINING METHOD

16.3.1	Shrinkage

In this approach, raises are driven in the ore under geological control from the sill horizon at horizontal intervals dictated by the continuity of the ore zone and connect to drifts at the upper end of the stope for access and ventilation. The ore is excavated in horizontal slices from the bottom of the stope and advancing upwards. Part of the broken ore is mine out of the stope and the remaining ore acts as a working platform for mining the next lift and also to support the stope walls. Approximately 35 to 40% is drawn out during the mining and when all the ore has been broken within a stope the remainder is pulled.  This approach results in limited production during mining, 35 to 40% of the ore broken, while the production rate from each stope increase significantly when all the ore is broken.  As a result of this process a number of stopes will be in a breaking mode while a number will be in a pulling mode.  In the case of the Bralorne Mine it is expected that 5 stopes will be in the development mode and five in the pulling mode, thus 5 stopes will be in development at all times.

The proposed mining concept is illustrated in Figure 16-1. Track haulage is shown for mucking the ore; in the case of the new Bralorne mine it is proposed to use track haulage presently being used from stopes developed by trackless methods.

16.3.2	Mine Development

Development of the access to the mineralized is planned to be by ramp, level drifts, sub-level drifts and cross-cuts.  It is planned that ramps drift will not exceed +15% and drifts and cross-cuts +2%. Ramps are likely to be 4m wide by 3.5 m high while drifts and cross-cuts 3.5m by 3.5 m.

A typical layout is shown on Figure 16-2.

Beacon Hill Consultants (1988) Ltd.	16-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Figure 16-1: Typical Shrinkage Stope

Beacon Hill Consultants (1988) Ltd.	16-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Decline from Surface (Trackless)
Sublevel Drifts and Raises on Vein (Trackless)
Ore Pass to 800 Level
800 Level Drift on BK Vein (Track)
800L Portal
4000 Z
3800 Z
3600 Z
3200 Z
5500 E
6000 E
6500 E
7000 E
Z
Y
X
30 metres (approx.)
Grid: Local Mine Grid (Imperial Units)

Bralorne Gold Mines Ltd.

BK-3 Mine Development

Perspective View

Figure 16-2

Figure 16-2: Mine Development Typical Layout

Beacon Hill Consultants (1988) Ltd.	16-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 17.0 RECOVERY METHODS

17.1	PROCESS DESCRIPTION

The Bralorne mill and concentrator incorporates conventional grinding, gravity and froth flotation to produce both Dore bar and flotation concentrate for sale.  Silver contributes only a very minor credit to the Dore.  The current plant flowsheet is provided as Figure 17-1, and the related equipment layout is provided in Table 17.1.

Beacon Hill Consultants (1988) Ltd.	17-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

101
102
103
104
105
106
107
108
109
110
111
112
114
115
116
117
118
119
201
202
203
204
205
206
207
301
302
303
304
401
402
403
404
405
406
407
408
409
410
411
412
501
502
503
505
506
507
510
603
604
605
606
607
701
702
703
704
705
706
707
711
5.72 | 2.8 | 8.16
10.28 | 35.81 | 40.97
15.98 | 1.3 | 49.13
5.29 | 2.8 | 7.55
16.55 | 24.23 | 66.12
21.84 | 1.18 | 73.67
To Tailings Pond
To Flot. Cells
5.72 | 2.8 | 8.16
0.18 | 97.0 | 0.71
5.90 | 2.66 | 8.87
0.43 | 4.0 | 0.43
1.72 | 20.0 | 6.86
2.15 | 1.18 | 7.29
Secured Area
from Tailings Pond
To Process
Sump 2
Sump 1

ITEM NO.	EQUIPMENT DESCRIPTION	SIZE
101	Grizzly	8 inch spacings
102	10 ton live Receiving Dump Bin	8x14x12 & 4 ft deep, wooden
103	Bin Discharge Conveyor 1	36 inch
104	Coarse Ore Bin	18 ft dia x 18.5 ft H, 100 ton live
105	Belt Feeder	36 inch, variable speed
106	Vibrating Grizzly	24" Syntron
107	Tramp Steel Electro-Magnet	
108	Jaw Crusher	15" x 30" Sawyer Massey
109	Crusher Discharge Conveyor 2	24 inch
110	Vibrating Screen	5ft W x 12ft L, Triple Deck, Dillon
111	Screen Oversize Conveyor 3	24 inch
112	Cone Crusher	3ft Symons short head
114	Fine Ore Conveyor 4	24 inch
115	Dust Collector	Wet Type, AAF Rotoclone, size 4
116	Scrubber Slurry Discharge Pump	2 x 2 SRL
117	Crane	5 ton capacity
118	Fine Ore Bin 1	15 ft dia x 20 ft H, 88 ton live
119	Fine Ore Bin 2 (elliptical)	18x22 ft dia x 19 ft H, 155 ton live
201	Slot Feeder 1	24 inch, variable speed
202	Slot Feeder 1	24 inch, variable speed
203	Ball Mill Feed Conveyor	24 inch, fixed speed
204	Ball Mill	6.5 ft dia x 6 ft L, Dimco
205	Duplex Jig	18" x 24" Denver
206	Cyclone Feed Pump	3 x 3 SRL
207	Cyclone	Krebs D6B
301	Jig Concentrate Pump	1.5 inch Sala Vertical
302	Shaking Table	Gemini
303	Sump Pump	2 inch Galigher Vertical
304	Drying Oven	
401	Conditioner Unit Cell	100 cu ft Wemco
402	Rougher Cells	Bank of 5 Mimpro F15 DRs
403	Scavenger Cells	Bank of 5 Mimpro F15 DRs
404	Flotation Blower	220 cfm @15oz/sq in, New York
405	Rougher/Scavenger Conc. Pump	2 inch Galigher Vertical
406	Cleaner Cells	Bank of 4 Mimpro F15 Sub A
407	Cleaner Conc. Pump	1.5 inch Sala Vertical
408	Cleaner Tailing Pump	2 inch Galigher Vertical
409	Flotation Tailing Pump	2 x 2 SRL
410	Flotation Tailing Pump	2 x 2 SRL
411	Flotation Tailing Pump	2 x 2 SRL
412	Flotation Tailing Pump	2 x 2 SRL
501	Concentrate Thickener	10 ft dia.
502	Concentrate Storage Tank	6 ft D X 6 ft H
503	Concentrate Storage Tank Agitator	
504	Vacuum Pump	4 X 4 SHH
505	Filtrate Pump	2 x 1.5 Hayward Gordon ABS
506	Filter Feed Pump	2 x 2 SRL
507	Drum Filter	4 X 4 Dimco, variable speed
510	Platform Scale	
603	Process Water Pump	
604	High Pressure Gland Water Pump	
605	Sump Pump 2	
606	Air Compressor	Air King model 552
607	Process Water Tank	
701	Xanthate Metering Pump	LMI
702	Frother Metering Pump	LMI
703	Copper Sulfate Metering Pump	LMI
704	Flocculent Metering Pump	45 gal drum
705	Xanthate Mix Tank	45 gal plastic drum
706	Copper Sulfate Mix Tank	45 gal drum
707	Flocculent Mix Tank	
711	General Purpose Scale	

Mass Balance

Solids TPH	SG Solids	Solids GPM
Liquid TPH	% Solids	Liquid GPM
Pulp TPH	SG Pulp	Pulp GPM

Bralorne Pioneer Gold Mines Ltd.

Process Flow Sheet

SCALE: Not To Scale	DESIGN: J. Yee, P.Eng.
DATE: October 2003	DRAWN BY: RPM

Figure 17-1: Plant Flow Sheet

Beacon Hill Consultants (1988) Ltd.	17-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 17.1: Plant Equipment List
Flowsheet #	Item	Description
101	Grizzly	9 inch spacings
102	10 ton Iive Receiving Dump Bin	6x14x12 & 6 ft deep, steel with 30"x48" Syntron Feeder
103	Dump Bin Discharge Conveyor 1	36 inch, 10 HP
104	Coarse Ore Bin	18 ft dia x 18.5 ft H. 100 ton live
105	Vibrating Feeder	30" x 48" Syntron Feeder
106	Jaw Crusher Feed Conveyor 2	24 inch, variable speed, 7.5HP
107	Tramp Steel Magnet	Dings Permanent Magnet
108	Jaw Crusher	12" x 30" Sawyer Massey, 50 HP
109	Crusher Discharge Conveyor 3	24 inch, 7.5HP
110	Vibrating Screen	Dillon, 5ft W x 12ft L Triple Deck Screen top deck only 3/8", 7.5 HP
111	Screen Oversize Conveyor 4	24 Inch, 7.5HP
112	Cone Crusher	3ft Symons short head, 100 HP
114	Fine Ore Conveyor 5	24 inch, 7.5HP
115	Dust Collector	Wet Type, AAF Rotoclone,size 4, 20HP
116	Scrubber Slurry Discharge Pump	Gravity flow to Scavenger Flotation
117	Crane	5000 pound capacity bridge trolley with 3 ton manual chain hoist
118	Fine Ore Bin 1	15 ft dia. x 20 ft H. 88 ton live
119	Fine Ore Bin 2 (elliptical)	18x22 ft da x 19 ft H, 155 ton live
201	Slot Feeder 1	24 Inch, variable speed, 3HP
202	Slot Feeder 1	24 inch, variable speed, 3HP
203	Ball Mill Feed Conveyor	24 inch, fixed speed, 3HP
204	Ball Mill	6.5 ft dla x 6 ft L Marcy rubber lined, 150HP
205	Duplex Jig	16" x 24" Denver, 3HP
206	Cyclone Feed Pump	3x3x10 SRL, 15HP
207	Cyclone	MinPro-Technequip 10 inch
301	Jig Concentrate Pump	1.5 inch Sala Vertical, 3HP
302	Shaking Table	Deister 6ft x14'ft diagonal deck, 3HP
303	Table Tailings Sump Pump	1.5 inch Galigher vertical, 7.5 HP, pumps to storage tank
304	Drying Oven	Home made, hot plate
305	Table Middlings Pump	1.5 inch Sala Vertical, 5HP
401	Conditioner Unit Cell	100 cu ft Wemco, 15HP
402	Rougher Cells	Bank of 5 Minpro F15 DRs, 3 x 5HP
403	Scavenger Cells	Bank of 5 Minpro F15 DRs, 3 x 5HP
404	Flotation Blower	220 cfm @ 16oz/sq in. New York, 3HP
405	Rougher/Scavenger Conc. Pump	1.5 inch Galigher Vertical, 3HP
406	Cleaner Cells	Bank of 4 Minpro F15 Sub A, 2 x 5HP
407	Cleaner Conc. Pump	1.5 inch Sala Vertical, 3HP
408	Cleaner Tailing Pump	1.5 inch Galigher Vertical, 3HP
409	Flotation Tailing Pump, stage 1	2 x 2 x 10 SRL, 7.5HP
410	Flotation Tailing Pump, stage 2	2 x 2 x 10 SRL, 7.5HP
411	Flotation Tailing Pump, stage 3	2 x 2 x 10 SRL, 7.5HP
412	Flotation Tailing Pump, stage 4	2x2x 10 SRL, High Pressure Casings, 7.5 HP
501	Concentrate Thickener	10 ft dia., Denver, est. 1 HP
502	Concentrate Storage Tank	6 ft D X 6 ft H
503	Concentrate Storage Tank Agitator	MinPro, 5HP
504	Vacuum Pump	4X4 SIHI
505	Filtrate Pump	2 x 1.5 Hayward Gordon AB6, 5HP
506	Stock Tank Pump	2 x 2 x 10 SRL, 3HP
507	Drum Filter	4X4 MinPro (Peterson), variable speed, 1HP
508	Thickener Underflow Pump	2 inch Denver Diaphram Pump, 0.5HP
510	Platform Scale	GSE 465, 2000KG x 0.5KG
603A	Process Water Pump	Goulds 2 x 3 x 10, 7.5HP
603B	Process Water Pump, standby	SIHI, 5 HP, currently not usable
604A	High Pressure Gland Water Pump	Grundfoss CR15-05, 10HP
604B	Gland Water Standby Pump	Grundfoss CR10-08, 7.5HP
605	Flotation Area Sump Pump	1.5 inch Galigher, 3HP
606	Instrument Air Compressor	Air King model 552, 15HP
607A	Process Water Tank 1	Used for settling suspended solids, 8 ft dia. X 8 ft H, overflows to tank 2
607B	Process Water Tank 2	6.5 ft dia. X 8 ft H, supplies process water pump.
607C	Gland Water Tank	39 inch dia. X 3.5 ft H, receives clean water from Crown shaft pump
701	Xanthate Metering Pump	LMI
702	Frother Metering Pump	LMI
703	Copper Sulfate Metering Pump	LMI
704	Flocculent Metering Pump	LMI
705	Xanthate Mix Tank	45 gal plastic drum
706	Frother Mix Tank	45 gal plastic drum
707	Flocculent Mix Tank	45 gal plastic drum
711	General Purpose Scale	Triple Beam Balance used to weigh belt cuts.
712	Refining Furnace	Custom Made, Propane fired, Pot style, uses #40 crucible.
713	Refining Exhaust Fan	Dayton, 5 HP
714	PLC system	Details unavailable, interactive computer in control room
715	Emergency Generator	Diesel powered, 30KVA, provides emergency power for tailings pumps

Beacon Hill Consultants (1988) Ltd.	17-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Ore is delivered to a 10 ton live load receiving bin through a 9” grizzly.  The ore is then forwarded to the plant via a 36” plant feed conveyor that discharges to a 100 ton capacity coarse ore bin.  Vibrating feeders deliver the coarse ore to a conveyor feeding a 50 HP 12” X 30” Sawyer Massy Jaw Crusher to a reported nominal 6” crush size, although the product size appears to be finer on the belt.  The primary crushed product is sent to a triple deck vibrating screen, with only the top deck currently in use, and incorporating a 3/8” slot opening.   The +3/8” material is operated in closed circuit with a Symons 100 HP short head cone crusher.  The crushing circuit (Figure 17-2) is reported to be capable of operating at 50 tons per hour.

Figure 17-2: Crushing Circuit

The minus 3/8 screened undersize can be sent to one of two fine ore bins.  The larger of the two bins with a live load capacity of 150 tons is currently not in use as it requires additional mechanical work.  The smaller bin has a reported 88 ton live load capacity.  All the ore bins are located within the mill building.

Beacon Hill Consultants (1988) Ltd.	17-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Ore is reclaimed from the fine ore bins on a 24” wide conveyor operating at fixed speed, feeding a “6.5’ x 6’ rubber lined Eimco ball mill equipped with a 150 HP motor (Figure 17-3).  The mill has been reported to be operating at a 72% critical speed, with a targeted 300% re-circulating load.  Recent adjustments to operating procedures have resulted in increasing the plant throughput from about 90 tons per day up to 130-140 tons per day.  These adjustments included incorporating an increased volume of ball loading, decreased ball mill feed particle size going from -1/2” to -3/8”, and as stated by operating personnel “a closer watch on cyclone operation and solids density in the mill”.  The increased throughput has resulted in a coarser product size from an 80% passing 200 mesh to as low as 50% passing 200 mesh.  This has resulted in a reported increase to float tailing losses and slightly lower gold recovery, but with overall higher precious metal production.

Figure 17-3: Eimco Ball Mill

The mill discharge passes over a Denver 16” X 24” duplex jig.  Only one of the compartments is reported in use due to excess water balance issues when both compartments are operating.  The jig concentrate is stored and cleaned on a 6’ X 14’ Deister shaking table 3 to 4 times per month.  The resulting tabled gravity concentrate is typically melted once a month.  Jig tailing goes to the cyclone feed with the cyclone underflow being returned to the mill and the overflow reporting to the conditioning tank ahead of flotation.

Beacon Hill Consultants (1988) Ltd.	17-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

The flotation circuit and reagent scheme is conventional, using PAX (potassium amyl xanthate) as a collector, and Dow-froth 250 as frother.  The flotation is via a single 100 ft3 Wemco conditioning rougher cell, followed by a bank of five 15 ft3 Minpro cells for roughing, and similar bank of the 15 ft3 cells for scavenging.  Rougher and scavenger concentrates are typically cleaned together in two stages (Figure 17-4), to produce a final concentrate that is pumped to a 10 ft dia. Denver thickener.  The thickener underflow is directed to a 4’ X 4’ Minpro drum filter.  Thickener overflow and filtered supernatant is reclaimed for use in the plant. The concentrate filter cake is bagged in SuperSacks for shipment.  Moisture content is not reported to be a concern but there have been limitations in concentrate saleability due to arsenic content.

Figure 17-4: Minpro Cleaner Flotation Cells

The tailing from the flotation circuit representing final plant tailings are pumped to the tailings dam, using four stages of pumps each consisting of  a7.5 HP centrifugal  2 X 2X 10 SRL.

The tailing pond (Figure 17-5) is situated close to a mile away from the plant, at an elevation of ~140’ (42 m) above that of the mill.  Currently water from the tailing pond is not reclaimed for use in the process, which uses mine water for makeup.

Beacon Hill Consultants (1988) Ltd.	17-6	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Figure 17-5: Tailings Pond viewed from the Dam

Beacon Hill Consultants (1988) Ltd.	17-7	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 18.0 PROJECT INFRASTRUCTURE

18.1	INTRODUCTION

The infrastructure at the Bralorne Mine is well developed. A 100t/d process plant is in place and has been operating for a number of months. The tailings deposition facility has been completed and is fully operational. The offices, dry, warehouse, laboratory and associated facilities are all in place.

18.2	TAILING DEPOSITION SYSTEM

18.2.1	Summary

To ensure that the current facility is stable and suitable for storage of on-going tailings production, EBA,, A Tetra Tech Company (EBA) conducted a geotechnical inspection of the Tailings Storage Facility at the Bralorne Gold Mine. This section summarizes the annual tailings dam inspection report prepared by Mr. Scott Martin, P.Eng... Mr. Martin was also responsible for the 2011 dam inspection and is familiar with site conditions and constraints.

The report addresses geotechnical and environmental aspects of the current facility, but does not provide any comments or recommendations with respect to the impacts of the current mine plan on the future operations of the facility.

The locations of the TSF and related specific structures at the mine site are shown in Figure 18.1.

Beacon Hill Consultants (1988) Ltd.	18-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Figure 18-1: Tailings Dam Site Plan

Beacon Hill Consultants (1988) Ltd.	18-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

The following documents were provided to EBA as part of the 2012 inspection:

•	2011 Bralorne Tailings Storage Facility Inspection, Bralorne Gold Mine, BC, EBA Engineering Ltd., July 2011;
•	Bralorne Gold Mine, Tailings Dam Annual Report 2009, P.K. Read Engineering Ltd, March 2010;
•	Bralorne Gold Mines Ltd., Tailings Dam Annual Report, for 2008, P.K. Read Engineering Ltd, February 2009;
•	Update to Manual for Operation and Inspection, Bralorne Tailings Impoundment Facilities, Bralorne Gold Mines Ltd., 2008;
•	2004 Construction Report, Bralorne Tailings Impoundment, Jacques Whitford and Associates Ltd, February 2005;
•	Manual for Operation and Inspection, Bralorne Tailings Impoundment Facilities, Jacques Whitford and Associates, February 2004;
•
Replies to the Review Comments on the Report Tailings Dam Facilities: Design Verification and 2003 Construction Report Bralorne-Pioneer Gold Mine, Bralorne, B.C., Jacques Whitford and Associates Ltd., January 2004;

•	Tailings Dam Facilities: Design Verification and 2003 Construction Report Bralorne-Pioneer Gold Mine, Bralorne, B.C., Jacques Whitford and Associates Ltd., January 2004.

18.2.2	Background

It is understood that construction of the facility commenced in 2003 and was completed to its present height in 2004. The impoundment was originally designed by SRK-Robinson Inc. in 1995, however, SRK’s design was reviewed and updated by Jacques Whitford and Associates Ltd., who carried through with monitoring and verification during construction.

EBA undertook the annual dam inspection in 2011 and is familiar with site conditions and background data.

The current inspection was focused on the tailings storage embankment, which consists of the following components:

•	The main tailings dam, which although connected is often described as the South Section, North Section, Mid-North Section and Mid-South Section;
•	South Seepage Collection Pond;
•	South Settling Pond;
•	Settling Pond Embankment;
•	North Seepage Collection Pond;
•	North Seepage Collection Ditch.

Beacon Hill Consultants (1988) Ltd.	18-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

The current design crest elevation is 3459 ft. amsl, however, it is understood that the north end of the dam is 2 feet below design elevation, while the south section is approximately 0.5 ft. low. The South Section is approximately 30 m in height at its maximum elevation and the North Section is roughly 24 m in height. The connecting mid-section varies between less than 1 m and 5 m in height. The embankment was designed with an upstream and downstream slope gradients of 1.75H:1V and 2H:1V, respectively.

The facility was designed and constructed as a tailings storage facility, with the associated tailings beaches being an integral part of the design. Since commissioning, the facility has primarily been used as a mine water storage facility, with 32,000 tons of tailings deposited in the facility between April 2004 and November 2005. Tailings deposition was then halted until re-commencing in 2011 at 85 tons (73 tonnes) per day. The stability of the facility as a water retention structure was addressed in Appendix B of the 2008 Tailings Dam Annual Report (P.K. Read, Feb 2009).

Three seepage zones; north, south and central, have been noted since impoundment of water within the facility. Rates and quality of the discharge fluctuates seasonally, as does the level of water within the tailings impoundment.

18.2.2.1	CDA Dam Classification

The Dam Safety Guidelines published by the Canadian Dam Association (CDA, 2007) and the BC Dam Safety Regulation (2010) were reviewed to confirm the consequence classification of the Bralorne Tailings Dam (TSF).

Downstream of the TSF is Cadwallader Creek, which draws into the Hurley River. The Hurley River discharges into Bridge River just downstream of Lajoie Dam and upstream of the Town of Gold Bridge. Given Gold Bridge’s raised position, direct impacts are not expected; however, the bridge over the Bridge River and a couple residential properties would be impacted. Economic losses, including dam replacement and downstream rehabilitation costs, in the event of a dam failure could be in the $1M to $10M range. The potential loss of life could be in the 1 to 10 range. Therefore, this places the dams in the High category of the CDA guidelines.

18.2.3	Tailings Storage Facility
18.2.3.1	Overview

The Tailings Storage Facility (TSF) comprises a single pond and tailings mass retained by a single embankment. The embankment is separated into north and south sections by a ridge of native material. The facility does not contain a spillway, with outflow occurring through seepage and evaporation.

A ditch along the Hurley Forest Service Road (FSR) is intended to act as a surface run-off diversion channel along the south side of the facility, however, due to ravelling and infilling, it appears that it does not fully function as intended. Therefore, surface water run-off from the north, south and west sides of the facility reports to the tailings facility.

Beacon Hill Consultants (1988) Ltd.	18-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

18.2.3.2	Water Levels

The depth of the water within the tailings pond at the time of the inspection was approximately 1.44 m (3453.44 ft.). The maximum pond depth recorded from the 2008 to 2012, was 3.9 m in June of 2010. Pond water level measurements are tabulated in Appendix A.

18.2.4	Tailings Dam

18.2.4.1	Construction Activities

It does not appear that any construction activities have occurred at this site since our 2011 inspection.

18.2.4.2	Piezometers/Monitoring Wells

EBA was provided with data from the following piezometers/monitoring wells by Bralorne:

•	P1 to P4: Embankment Crest;
•	P5: Settling Pond Embankment;
•	MW04-1 and 2: North Seep Zone;
•	MW08-2: South Seep Zone;
•	MW04-3: Settling Pond Embankment.

The collected seepage rate data are current to May 30, 2012 Figure 18.2. The data are consistent with available historical data and 2011 values. Piezometer/monitoring well locations are shown in Figure 18.2.

Beacon Hill Consultants (1988) Ltd.	18-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Seepage Rates vs. Pond Elevation
New Data
July 15, 2011
Seepage Flow, L/S
Pond Elevation (ft)
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
3456
3454
3452
3450
3448
3446
3444
3442
Seep 1 Flow (L/s)
Seep 2 Flow (L/s)
Seep 3 Flow (L/s)
Pond Elevation (ft)
22-Jun-08
1-Aug-08
5-Sep-08
17-Oct-08
28-Nov-08
27-Feb-09
9-Apr-09
22-May-09
3-Jul-09
7-Aug-09
18-Sep-09
19-Feb-10
7-May-10
18-Jun-10
30-Jul-10
25-Oct-10
13-Dec-10
9-Sep-11
28-Oct-11
10-Feb-12
24-Mar-12
2-May-12
14-May-12
26-May-12

LEGEND

NOTES

CLIENT

BRALORNE

eba
A TETRA TECH COMPANY

STATUS
ISSUED FOR USE

Bralorne Tailings Dam Review

Bralorne Tailings Seepage Flow and Pond Elevation Curve

PROJECT NO.	DWN	CKD	APVD	REV
K13101563	JL	SM	SM	-

OFFICE	DATE
EBA-KELOWNA	MAY 23, 2012

Figure A.1

http://kelowna.projects.eba.ca/sites/projects/K13101563/001/2012 Appendix A Figure A.1 Seepage Rates vs Pond Elev.doc

Figure 18-2: Tailings Seepage Flow and Pond Elevation Curve

Beacon Hill Consultants (1988) Ltd.	18-6	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

18.2.4.3	Stability

The entire crest, downstream face, and upstream face were visually inspected. In general, the slopes and crest of the dam are still in good condition.

The area of localized instability noted along the upstream face of the dam near the north abutment which was noted in 2011 has been remediated through the placement of tailings. The tailings have formed a low angle beach adjacent to the upstream face of the embankment, which is buttressing the instability and pushes the supernatant pond away from the embankment face. The instability has appears to have stabilized and does not currently pose a risk. The localized seep noted in 2011 on the downstream face of the dam coincident with this area is still apparent.

Monitoring of survey hubs established in 2008 indicates minor settlement has occurred across the crest of the dam as shown in Figure 18.3 below. Given the level of error in the survey, the current trends do not pose a stability concern at this time.

Figure 18-3: Bralorne TSF Dam Settlement Points - Elevation

Beacon Hill Consultants (1988) Ltd.	18-7	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

18.2.5	Seepage

Bralorne is currently periodically moving the spigot across the upstream crest of the embankment to try to blanket the higher permeability zones within the TSF with lower permeability tailings.  The location and areal extent of the higher permeability zones within the TSF footprint is unknown and the effectiveness of the tailings blanket may not be quantifiable for a number of years.

It is noted that the seepage rates have not been noticeably reduced after one year of tailings placement; however, given the relatively low placement rates it may take a number of years to form a blanket over the entire TSF footprint of sufficient thickness to reduce seepage rates.

18.2.5.1	South Seep (#1)

The south seep, or Seep #1, still appears to be occurring along either the interface between the embankment fill and native subgrade, or the contact between a higher permeability upper native soil unit and a lower permeability basal till.  No piping or instability related to this seepage was noted and the collection ditch and pond appear to be functioning as intended.

18.2.5.2	North Seep (#2)

The north seep, or Seep #2, appears to be predominantly occurring through the native soils at the north abutment.  Damp soils indicative of a seepage discharge zone were noted on the natural slope at and slightly above the seepage collection pond.  The seepage is clear and no indications of instability related to the seepage were noted.

18.2.5.3	Central Seep (#3)

The central seep, or Seep #3, occurs in an area of natural ground and is likely related to higher permeability zones of native soils which connect with the base of the supernatant pond.  Consistent with 2011, the seepage was clear and no indications of piping or instability were noted in this area.

18.2.5.4	North Abutment Seep

The north abutment seep occurs in an area of natural ground just north of the downstream toe of the dam at the north abutment.  It is likely that the water is seeping through the surficial layer of higher permeability native soils which connect with the base of the supernatant pond.  The seepage was clear and no indications of piping or instability were noted in this area.  This seep location and extent is consistent with the 2011 inspection

18.2.5.5	Seepage Quality

The results of the water quality monitoring show that all of the parameters measured were well below the acceptable and regulated limits.  Additional information regarding some of the parameters measured is provided below:

•
All pH values were within the acceptable range of 6 to 9 for the protection of freshwater aquatic life.  The average pH between March 2011 and April 2012 was somewhat basic (8.1) suggesting that acid rock drainage is not of concern.

Beacon Hill Consultants (1988) Ltd.	18-8	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

•	Total hardness is representative of relatively hard water, which reduces the potential toxicity associated with elevated dissolved metals concentrations, if they were present.
•	There is no additional data for TSS since 2011. The latest readings are very low and representative of clean water conditions.
•	There is no additional data for Mercury and Ra 226 since 2011. The latest readings are well below any known standard for the protection of aquatic life.

Arsenic values for South Seep (#1) and Central Seep (#3) are all below the Federal Metal mining Effluent Regulation criterion of 500 micrograms/L. Occasional readings exceed the CCME criterion for the protection of freshwater aquatic life of 5 micrograms/L.  However, the hardness of the water would mitigate potential toxicity, which has been demonstrated in the bioassay tests that exhibit no mortalities.  As discussed, the total seepage total flow rate seasonally exceeds currently allowable limits.  This would not seem to be of too much concern, provided that current water quality is maintained, the seepage remains not acutely toxic and flows do not increase in an abnormal manner.

18.2.5.6	Water Balance

A review of the TSF water balance was undertaken to assess the impact of the placement of 20,000 tons of slurry tailings into the facility over the previous.  The review included the most up to date data for seepage outflows, mine water inflows and slurry input, however, the majority of the inputs were derived from data presented in the 2003 Jacques Whitford and Associates Ltd report, “Tailings Dam Facilities: Design Verification and 2003 Construction Report, Bralorne-Pioneer Gold Mine, Bralorne, B.C.”

The review was based on average monthly values and has not addressed extreme wet or dry conditions.

Inputs to the water balance include:

•	Water in the tailings slurry;
•	Water from precipitation runoff; and
•	Water from mine dewatering operations.

Losses from the water balance include:

•	Water retained in the voids of the deposited tailings;
•	Evaporation; and
•	Seepage.

The values for each of the inflows and losses are presented in Table 18.1 and a schematic of the TSF water balance is shown in Figure 18.4.

Beacon Hill Consultants (1988) Ltd.	18-9	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

2012 TAILINGS STORAGE FACILITY, SITE INSPECTION, BRALORNE GOLD MINE, BC
EBA FILE: K13101563.001 | JUNE 2012 | ISSUED FOR USE

Table 1: Average Annual Water Balance

AVERAGE PRECIP	0	1	2	3	4	5	6	7	8	9	10	11	12
Month		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Total Production (tonnes)		2,263	2,033	2,251	2,178	2,251	2,178	2,251	2,251	2,251	2,178	2,251	2,251
Tailings to TSF (tonnes)		2,263	2,033	2,251	2,178	2,251	2,178	2,251	2,251	2,251	2,178	2,251	2,251
Tailings to TSF (m3)		804	726	804	778	804	778	804	804	804	778	804	804
Days in month		31	28	31	30	31	30	31	31	31	30	31	31
Placement Rate (t/day)		73	73	73	73	73	73	73	73	73	73	73	73
Water to tailings voids (m3)		808	726	804	778	804	778	804	804	804	778	804	804

Reclaim to Mill	0%			Mill	80 tons/day	
runoff coeff	0.65		(estimate)		72.6 tonnes/day	
Total Area of the catchment =	210,000	m2	(from JW 2003)	Seepage	10L/s = 0.01 m3//s	(Mine data - avg/month from 2011 to 2012)
Density of in place tailings=	1.40	t/m3	(estimate)		884.32 m3/day	
Average flow rate from mine=	0	m^3/d		Mine Water	4.75L/s=.00475m3/s	
Specific Gravity of tailings =	2.8		(estimate)		410 m3/day	
Water Density (t/m3) =	1			Pond Area	39,000 m2	(from Bralorne, 2012)
Tailings Slurry	35%	solids by weight	(from JW 2003)			

			Year 1												Annual Avg Sum
Data	Month		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	
	Days		31	28	31	30	31	30	31	31	31	30	31	31	
	Ppt (mm)		90	51	40	29	26	33	28	30	39	76	89	100	631
	Evap (mm)		0	0	30	66	101	113	136	103	52	22	0	0	
	Discharge Rate (m^3/day)		0	0	0	0	0	0	0	0	0	0	0	0	
	Tailings to TSF (tonnes)		2,263	2,033	2,251	2,178	2,251	2,178	2,251	2,251	2,251	2,178	2,251	2,251	26,584
Water Inflow	Water in Tailings (m^3)		4,203	3,775	4,180	4,045	4,180	4,045	4,180	4,180	4,180	4,045	4,180	4,180	49,370
	Water from Ppt (m^3)		12,285	6,962	5,460	3,959	3,549	4,505	3,822	4,095	5,324	10,374	12,149	13,650	86,132
	Water from mine (m^3)		12,710	11,480	12,710	12,300	12,710	12,300	12,710	12,710	12,710	12,300	12,710	12,710	150,060
Water Losses	Water in Tailings voids (m^3)		808	726	804	778	804	778	804	804	804	778	804	804	9,494
	Evaporation (m^3)		0	0	1,170	2,574	3,939	4,407	5,304	4,017	2,028	858	0	0	24,297
	Seepage		27,414	24,761	27,414	26,530	27,414	26,530	27,414	27,414	27,414	26,530	27,414	27,414	323,661
	Reclaim to Mill		0	0	0	0	0	0	0	0	0	0	0	0	
	Discharge (m^3)		0	0	0	0	0	0	0	0	0	0	0	0	
Water Balance	Net addition/Loss (m^3)		976	(3,270)	(7,038)	(9,578)	(11,718)	(10,865)	(12,810)	(11,250)	(8,033)	(1,447)	820	2,322	(71,891)
	Accumulated water (m^3)		976	0	0	0	0	0	0	0	0	0	1,450	3,772	
Mass Balance	Tailings Volume/Month (m3)		1,616	1,452	1,608	1,556	1,608	1,556	1,608	1,608	1,608	1,556	1,608	1,608	
	Accumulated tailings (m3)		1,616	3,068	4,676	6,232	7,839	9,395	11,003	12,610	14,218	15,773	17,381	18,989	18,989
	Total Volume in Impoundment (m3)		2,592	3,068	4,676	6,232	7,839	9,395	11,003	12,610	14,218	15,773	18,831	22,761	22,761

Table 18.1: Average Annual Water Balance

Beacon Hill Consultants (1988) Ltd.	18-10	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

MILL
Water in Tailings Slurry
49,370
Supernatant Recycle
0
Evap
24,297
Runoff
86,132
Mine Water
150,000
Δ TSF Pond Volume
Water Retained in Tailings
9,494
Seepage
323,661

LEGEND

NOTES

1. ALL FLOWS IN M3 / YEAR
2. ALL RESULTS ARE FOR AVERAGE PRECIPITATION CONDITIONS
3. BASED ON MONTHLY AVERAGE
4. RED #S ARE LOSSES AND BLUE #S ARE INPUTS

STATUS
ISSUED FOR USE

CLIENT

BRALORNE

eba
A TETRA TECH COMPANY

Bralorne Tailings Dam Review

Average Annual Water Balance Schematic

PROJECT NO.	DWN	CKD	APVD	REV
K13101563.001	JL	SM	SM	-

OFFICE	DATE
EBA-KELOWNA	JULY 9, 2012

Figure 4

C:\Users\jeff.kueb\Desktop\Bralorne Gold\Phase 1\Figure 4 Average Annual Water Balance Schematic.doc

Figure 18-4; Average Annual Water Balance Schematic

Beacon Hill Consultants (1988) Ltd.	18-11	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

The water balance indicates that the TSF loses approximately 90,000 m3 of water per year.  Presently this is partially offset by withdrawals from Cadwallader Creek.  Given the year around presence of water in the TSF, the current inflows are being underestimated or outflows are being overestimated.  This may be due to a variety of reasons:

1.	Natural spring or seeps occur within the TSF that are not accounted for;
2.	Natural groundwater is mixing with seepage from the TSF and reporting to the seepage monitoring points downstream of the TSF leading to increase seepage estimates;
3.	Runoff coefficients used on the water balance under estimate natural runoff;
4.	Evaporation parameters over-estimate the amount of natural evaporation;
5.	Precipitation data do not accurately reflect actual site conditions; and
6.
The physical characteristics of the tailings in terms of density and solids content may be inaccurate.  However, given the small volume of tailings being placed in the facility, these parameters do not have a significant impact on the overall water balance.

If a more rigorous assessment is required, site specific meteorological data and a hydrogeologic assessment would be required.

It should be noted that the mine does not have the permits to discharge water directly from the facility.  Therefore, it pond volumes approach the embankment crest at any point during the year, an emergency raise may be required.  It is recommended that the next embankment raise be designed as soon as possible, so that it is construction ready at any time.  It should also be noted that as the tailings blanket the TSF and seepage rates reduce, outflows from the facility will be reduced and the facility will need to contain more pond water.  It is understood that Bralorne is also exploring the possibility of treating some of the mine water so that it can be discharged without reporting to the TSF.

18.2.7	Future Studies

The following aspects of the current PEA level design require further study during future design phases.

•	Geotechnical characterization of the current embankment. Drilling and sampling will be required to develop more accurate geotechnical parameters as inputs to stability and seepage modelling.
•	Geotechnical characterization of tailings properties. Lab testing of tailings in-situ density and grain size will allow for a more accurate assessment of potential filling rates and seepage behavior.
•	Determination of natural groundwater inputs to the water balance. A hydrogeologic investigation and sampling program would be required to better quantify natural versus TSF related seepage volumes.

Beacon Hill Consultants (1988) Ltd.	18-12	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

•	A more detailed study of hydrometeorologic conditions, including a site specific analysis of the IDF.
•	A more detailed water balance incorporating a statistical analysis of wet and dry year impacts.
•	An assessment of the benefits of a supernatant recycle system to allow the treatment and discharge of water from the TSF for operational flexibility.
•	Identification and quantification of potential borrow sources to ensure that the required volumes of material are available.

18.3	WATER TREATMENT FACILITY

18.3.1	Introduction

Bralorne Gold Mines Ltd. (Bralorne), as a component of their mine design, solicited a proposal for Design and Engineering of a Water Treatment Plant to treat water expected during mine dewatering.  The water from the underground contains dissolved metals specifically arsenic that will have to be precipitated prior to releasing the water into the receiving environment. Preliminary bench-scale test work was carried out in June 2012 to determine the effectiveness of ferric sulphate treatment for removal of arsenic. Based on the test results, Bralorne solicited SGS Canada Inc. (SGS) to develop a process flowsheet and define design parameters for the water treatment plant.  Based on our past experience and testing results, the most suitable treatment will be using ferric sulphate in a modified High Density Sludge Process configuration. SGS has completed numerous water treatment plant design studies to assess the effectiveness of removing metals at several sites including various Barrick Gold properties worldwide, Giant Mine, Equity Silver and Britiannia Mine in the last several years.

18.3.1.1	Treatment Process

The effective removal of arsenic in a chemically stable form in this process is primarily the result of the formation of co-precipitates with iron.  The stability of the precipitates is favourably influenced by a total iron to arsenic ratio in the plant feed.  This process is implemented at numerous sites around the world treating concentrations that are much higher than expected at this site.   A simple sludge recycle is typically not sufficient to change metal ratios; therefore, iron as ferric sulphate would have to be added for effective removal of arsenic. Occasionally lime is added to increase the pH and neutralize any acidity; however, based on the preliminary testing conducted onsite in June 2012, lime is not needed for treating water at this site. The major chemical reaction which occurs is:
Fe2(SO4)3 + 2H3AsO4 è 2FeAsO4 + 3H2SO4

Beacon Hill Consultants (1988) Ltd.	18-13	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

The above chemical equation simply states that ferric sulphate is used to form amorphous ferric arsenate precipitate plus sulphuric acid. The amount of ferric sulphate solution added is determined by the arsenic concentration in the feed. Based on the test results, iron to arsenic ratio should be approximately 4:1. As mentioned, occasionally lime is needed to neutralize the sulphuric acid; however, based on the test results, sulphuric acid generation for this water was not significant and did not result in major pH shift.

Some general comments on the construction materials and design parameters are as follows:

Untreated water supply - All pumps in contact with this water should be 316 SS if the pH of water is expected to go acidic. Pipelines are best in high density polyethylene.  The process water flow rates and contaminant levels must be fully known in order to develop a proper design.

Reactor Tank - This tank will be mild steel.  The agitator gear reducer must be of a very heavy duty design to handle the difficult process requirements of keeping solids in suspension, dispersing the air into small bubbles, and contacting the air, water and solids.  Designing for a low maintenance requirement is also an important factor.

Clarifier - This vessel will be constructed of mild steel.  The rake arms will be fitted with thixo-posts to minimize disturbance of the sludge bed.  Introduction of the flocculated feed into the clarifier must be gentle to avoid breaking up the flocs and the clarifier overflow must be properly collected to reduce the problems of freezing where low temperature is a concern.

Sludge disposal – The sludge will be pumped to a specified area in the TSF (Tailings Storage Facility). The sludge will be pumped to the existing tailings pumps for transfer to the tailings storage facility. Proper start-up and shut-down of this batch pumping operation are important to avoid plugging.  The sludge lines can be HDPE or steel.

Process control – Arsenic concentration in the feed is the primary parameter used to control ferric sulphate addition to the reactor tank.  The pH in the reactor tank is monitored and can be used to adjust the reagent dosing.

Flocculent - Flocculent will be added at various locations prior to the feed well to the clarifier.  Flocculent flow is measured prior to dilution and controlled to an operator determined set-point.  An on-line settling rate analyzer is commercially available and can be used to determine the settling characteristics of the clarifier feed and thus speed up the establishment of optimum flocculent requirements in addition to monitoring the effects on clarifier overflow turbidity.  Monitoring of clarifier underflow density is essential.  This parameter combined with sludge recycle flow rate determines recycle mass flow, the control of which is paramount in achieving optimum process performance and maximizing reagent utilization.  Duplication of the sludge recycle circuit with the use of variable-speed pump controllers and automatic line-flush sequencing has been found to provide good operating flexibility.

Beacon Hill Consultants (1988) Ltd.	18-14	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Clarifier overflow turbidity and pH are monitored and can be used to shut down plant feed or redirect clarifier overflow to an emergency pond in the event that they exceed operational limits.  Final discharge flow is monitored and grab samples are to be taken for analysis and reporting.  Fresh water consumption can be reduced through the use of treated water (from clarifier overflow) for line flushing and gland lines. However, fresh water is needed for flocculent make-up and dilution.

18.3.2	Process Objectives & Assumptions

18.3.2.1	Basis of Design

SGS Canada Inc. was requested to prepare a pre-feasibility level design for a Water Treatment Plant for Bralorne site in British Columbia.  Key elements of the study are to:
prepare a descriptive Process Design Criteria document to form the basis of design and selection of equipment;

•	develop a process flowsheet;
•	develop major equipment sizing based on treatment flow and chemistry;
•	develop preliminary plant general arrangement drawings;
•	develop a preliminary mass and water balance;
•	and develop a preliminary capital cost and operating cost estimate.

The water treatment plant is designed to treat contaminated water with ferric sulphate, and discharge the treated water into the receiving environment. The process flowsheet is based on previous water treatment plants designed by SGS with similar water chemistry.  The equipment sizing and reagent dosing are based on a flowrate of 35 L/s as provided by Beacon Hill Consultant (1988) Ltd. with a 15 minute retention time in two precipitation reactors. A key consideration in using 15 minute retention time is that it provides sufficient retention time to obtain desired effluent quality during peak flows of 35 L/s expected during the initial dewatering phase while providing a longer retention of 30 minutes for lower flows expected after the initial phase.

Beacon Hill Consultants (1988) Ltd.	18-15	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

18.3.3	Design Chemistry

The design chemistry summarized in Table 18.1 below is based on the analytical results of water collected during the site visit for bench-scale testing as well as Water Quality data provided by Bralorne. In order to design for the worst case scenario, highest dissolved chemical concentration was selected for each element.

The plant design is based on the concept to treat the underground water with ferric sulphate in 2 reactors providing a total retention time of approximately 15 minutes at the peak flow rate of 35 L/s.

Table 18.2: Design Chemistry*

Elements	Design Chemistry*
Arsenic	3.0
Cadmium	0.00003
Copper	0.007
Iron	0.026
Magnesium	38.7
Manganese	0.02
Sulphate	174
*All concentrations in mg/L

For the bench-scale study, the influent arsenic concentration was 1.36 mg/L; however, the water treatment plant is designed for influent arsenic concentration of 3.0 mg/L. The effluent quality however would be similar as the bench-scale test results since most metals of concern can be easily treated using the proposed chemical precipitation process provided sufficient iron is added to the system.

Beacon Hill Consultants (1988) Ltd.	18-16	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

18.3.3.1	Operating Conditions

The water treatment plant was designed based on the bench-scale testing carried out in June 2012 as well as data from other arsenic removal treatment plants designed by SGS. The retention times, iron to arsenic ratio were based on the test results while the clarifier underflow density is estimated using a model developed by SGS based on past experience with similar water treatment plants.

The test results indicated that a hydraulic retention time of 15 minutes (total retention time in 2 reactors) is sufficient. However, longer retention time yields higher reagent efficiencies (lower operating cost), and it provides extra risk management during peak flows.

The quantity of sludge generated was calculated based on the chemistry of the feed water. The calculated sludge generation based on the mass of precipitate indicated that approximately 0.06 kilograms of sludge would be produced for each cubic meter of treated water (Table 18.2). It should be noted that the sludge production does not include any total suspended solids that may be entrapped in the sludge.

Table 18.3: Sludge Production
Flow (L/s)	Water Quality	Sludge Production
		(kg/m3)	(tph)
35	Bench-Scale	0.06	0.007

The sludge is recycled to maximize the reagent utilization and possibly increase sludge density.  The amount of sludge that can be recycled has practical limits in terms of the volume of recycled sludge versus incoming volumes, and these volumes have a significant impact on the vessel sizes, reactor residence times, as well as flocculent consumption.  It is critical to maintain the recycle ratio at an appropriate level.  The sludge recycle rate was based on past experience and data collected from pilot studies with similar feed chemistry in order to provide sufficient sludge recycle to produce good quality effluent and maximize ferric sulphate utilization.

Beacon Hill Consultants (1988) Ltd.	18-17	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

18.3.3.2	Reagent Consumption

The key reagent for effective removal of arsenic is ferric sulphate. Based on the preliminary test results, iron to arsenic ratio of 4:1 is needed to effectively remove arsenic to below 0.1 mg/L. Therefore, ferric sulphate will be added to provide total iron concentration of 10 mg/L for treatment.

Flocculent addition affects the overflow Total Suspended Solids (TSS) and clarifier underflow density. High flocculation interferes with the formation of high density sludge; however, insufficient flocculent could lead to high TSS in the effluent. The consumption is typically between 0.5-2.0 mg/L based on other operating HDS plants.

18.3.3.3	Clarifier Design

Clarifier size is mainly dependent on the total suspended solids (TSS) concentration in the clarifier overflow. Therefore, in order to obtain low TSS, a larger clarifier is necessary.  For this preliminary design, a clarifier rise rate of 1.1 m3/m2/hr was used to determine the clarifier size.

18.3.4	Effluent Quality

The treatment system is a robust system and very reliable process used at numerous mining sites around the world. In this treatment system, arsenic is removed using ferric sulphate.  Iron precipitates are found to be particularly effective in adsorbing and co-precipitating arsenic and other metals.  Many studies have repeatedly confirmed effective removal of arsenic by precipitation using iron.  Table 18.3 below shows typical effluent quality from other water treatment plant operations.

Beacon Hill Consultants (1988) Ltd.	18-18	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 18.4: Comparison of Effluent Quality from Different HDS Processes*
Elements	Design Chemistry	Effluent Chemistry Bench-Scale Tests	Yukon Territory		Dominican Republic		BC Canada		Northern BC Canada
			Feed	Effluent	Feed	Effluent	Feed	Effluent	Feed	Effluent pH ~8.0
Aluminium	0.0236	0.0049	0.007	0.003	1210	8.24	48.9	0.37	586.7	6.9
Arsenic	3.0	0.0193	160	0.031	43.6	0.0113	<0.05	<0.05	1.9	<0.2
Barium	-	-	0.03	0.005	<0.10	0.0033	0.009	0.007	<0.01	<0.01
Beryllium	-	-	0.24	<0.002	<0.002	<0.0050	-	-	-	-
Boron	0.784	0.784	0.5	0.304	0.137	<0.10	-	-	-	-
Cadmium	0.00004	<0.00002	0.0004	<0.0001	8.44	0.00068	-	-	0.58	<0.01
Cobalt	-	-	0.0218	0.0103	0.98	<0.0050	0.063	-	3.36	<0.01
Copper	0.007	0.004	0.015	0.0039	2.51	<0.0010	44.3	-	54.42	<0.01
Chromium	-	-	<0.001	<0.001	162	<0.0010	-	-	-	-
Iron	0.02	<0.02	0.154	<0.005	7030	<0.030	58.2	0.037	729.19	<0.03
Magnesium	38.7	37.7	77.8	52	-	-	-	-
Manganese	0.02	0.02	0.41	<0.001	7.34	0.00165	3.98	0.082	115.41	4.011
Mercury	-	-	-	-	0.0018	<0.000050	-	-	<0.05	<0.05
Molybdenum	-	-	0.022	0.012	<0.30	0.0117	<0.005	<0.005	0.05	0.08
Nickel	0.007	0.006	0.029	<0.008	1.29	<0.0050	0.13	<0.008	7.09	<0.02
Lead	-	-	0.0083	<0.0005	<0.50	<0.00050	0.06	<0.03	0.13	<0.05
Selenium	-	-	<0.001	<0.001	<2.0	0.021	<0.03	<0.03	-	-
Silver	-	-	<0.004	<0.004	<0.10	<0.00010	<0.01	<0.01	<0.02	<0.02
TSS	-	-	-	-	-	-	-	-	-	-
Sulphates	174	210	666	1380	24470	1748	-	-	-	-
Sulphide	-	-	-	-	-	-	-	-	-	-
Zinc	-	-	0.068	0.005	1230	0.011	48.8	0.021	107.16	0.02

* Concentrations are shown in mg/L.
_____________________
17 The Manganese concentration in the effluent is higher than normal because the operating pH is 8.0, typically most of the HDS plants are operated at pH 9.3-9.5.

Beacon Hill Consultants (1988) Ltd.	18-19	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Based on other similar projects designed/engineered by SGS, it is expected that similar effluent quality, as shown in Table 18.3 above, can be achieved for Bralorne. It is recommended that effluent quality be confirmed by an onsite pilot testing which will also confirm the design parameters on a continuous 24 hours operation.

18.3.5	Preliminary Design

The contaminated water will be treated in a treatment process which utilizes ferric sulphate for precipitation of arsenic.  After treating the influent, the resulting sludge produced will be separated with a clarifier and sludge will be discharged to the tailings storage facility via existing tailings pumps and the overflow (effluent) will be discharged to a polishing pond and then discharged into the environment.

Detailed design parameters are provided in Tables 18-4 through 18-8.  Preliminary Process Flow Diagrams are provided in Figure 18-3, and Preliminary Plant General Arrangement Drawings are in figure 18-4.

Beacon Hill Consultants (1988) Ltd.	18-20	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 18.5: High Density Sludge Water Treatment- Design Flow Rate 35l/sec

Beacon Hill Consultants (1988) Ltd.	18-21	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 18.6: High Density Sludge Water Treatment- Design Flow Rate 15l/sec
Beacon Hill Consultants (1988) Ltd.	18-22	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 18.7: Mass Balance Design Flow Rate 35l/sec

			WTP	Sludge	Floc.	Clarifier	Clarifier	Sludge	Clarifier	Fresh
			FEED	Recycle	Feed	Feed	U/F	Purge	O/F	Water
	Streams		1	5	7	8	9	10	11	12
Slurry
	Vol. flow rate	m3/hr	126	0.08	0.04	126.1	0.12	0.04	126.0	0.15
	Mass flow rate	ton/hr	126	0.09	0.04	126.1	0.14	0.05	126.0	0.15
	S.G		1.00	1.12	1.00	1.00	1.12	1.12	1.00	1.00
	pH		7.5	7.0	5-7	7.0	7.0	7.0	7.0	5-7
Solids
	Vol. Flow rate	m3/hr	0.00	0.00	0.00	0.01	0.01	0.00	0.00	0.00
	Mass Flow rate	ton/hr	0.00	0.0	0.00	0.02	0.02	0.01	0.00	0.00
	S.G		0.00	3.50	0.00	3.50	3.50	3.50	0.00	0.00
	% Solids of Total Wt		0	15	0	0.02	15	15	0	0
Liquid
	Vol. Flow rate	m3/hr	126	0.08	0.04	126	0.12	0.04	126.0	0.15
	Mass Flowrate	ton/hr	126	0.08	0.04	126	0.12	0.04	126.0	0.15
	S.G		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
	% Liquid of Total Wt		100	85	100	99.9	85	85	100	100

Beacon Hill Consultants (1988) Ltd.	18-23	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 18.8: Balance Design Flow Rate 15l/sec

			WTP	Sludge	Floc.	Clarifier	Clarifier	Sludge	Clarifier	Fresh
			FEED	Recycle	Feed	Feed	U/F	Purge	O/F	Water
	Streams		1	5	7	8	9	10	11	12
Slurry
	Vol. flow rate	m3/hr	54	0.03	0.02	54.1	0.05	0.02	54.0	0.06
	Mass flow rate	ton/hr	54	0.04	0.02	54.1	0.06	0.02	54.0	0.06
	S.G		1.00	1.12	1.00	1.00	1.12	1.12	1.00	1.00
	pH		7.5	7.0	5-7	8.0	8.0	8.0	8.0	5-7
Solids
	Vol. Flow rate	m3/hr	0.00	0.002	0.00	0.00	0.00	0.00	0.00	0.00
	Mass Flow rate	ton/hr	0.00	0.01	0.00	0.01	0.01	0.00	0.00	0.00
	S.G		0.00	3.50	0.00	3.50	3.50	3.50	0.00	0.00
	% Solids of Total Wt		0	15	0	0.02	15	15	0	0
Liquid
	Vol. Flow rate	m3/hr	54	0.03	0.02	54	0.05	0.02	54.0	0.06
	Mass Flowrate	ton/hr	54	0.03	0.02	54	0.05	0.02	54.0	0.06
	S.G		1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
	% Liquid of Total Wt		100	85	100	100.0	85	85	100	100

Beacon Hill Consultants (1988) Ltd.	18-24	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 18.9: Sludge Generation Prediction Design Flow Rate 35 \l/sec

			Hydroxide	Mass of	Mass of	Mass of	Sludge
Ion	Ion Wt.	Hydroxide	Weight	Ion Present	OH-	Precip.	Composition
	(g/mol)	Formula	(g/mol)	(mg/L)	(mg/L)	(mg/L)	(%)

Al	26.98	Al(OH)3	78.01	0.02	0.04	0.07	0.13
Ag	107.87	AgOH	124.88	0.00	0.00	0.00	0.00
As	74.92	As(OH)3	125.95	2.50	1.70	4.20	7.75
Cr	52.00	Cr(OH)3	103.03	0.00	0.00	0.00	0.00
Co	58.93	Co(OH)2	92.95	0.00	0.00	0.00	0.00
Cd	112.41	Cd(OH)2	146.43	0.00	0.00	0.00	0.00
Cu	63.55	Cu(OH)2	97.57	0.01	0.00	0.01	0.02
Fe	55.85	Fe(OH)3	106.88	0.03	0.02	0.05	0.09
Fe (Added)	55.85	Fe(OH)3	106.88	10.00	9.14	19.14	35.28
Pb	207.2	Pb(OH)2	241.22	0.00	30.96	0.00	0.00
Mg*	24.31	Mg(OH)2	58.33	38.70	10.83	18.57	34.24
Mn	54.94	MnO2	86.94	0.02	0.01	0.03	0.05

Ni	58.71	Ni(OH)2	92.73	0.01	0.00	0.01	0.02
S*	32.06	CaSO4.2H2O	172.18	0.00	0.00	0.00	0.00
Sb	121.75	Sb(OH)3	172.78	0.02	0.01	0.02	0.04
Se	78.96	Se(OH)4	147	0.00	0.00	0.00	0.00
Si	28.09	Si(OH)2	62.11	5.49	6.65	12.14	22.38
Zn	65.38	Zn(OH)2	99.4	0.00	0.00	0.00	0.00
F	19.00	CaF2	78.08		0.00	0.00	0.00

SO42-*	96.06	CaSO4.2H2O	172.18	174.00	0.00	0.00	0.00
CO32-	59.98	CaCO3	100.06		0.00	0.00	0.00
TSS	n/a	n/a	n/a		n/a	0.00	0.00

Total					59.38	54.25	100.00

Residual SO42- concentration	174	mg/L
Residual Mg Concentrations	30.96	mg/L

Beacon Hill Consultants (1988) Ltd.	18-25	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Figure 18-5: Process Flowsheet Dewatering Phase

Beacon Hill Consultants (1988) Ltd.	18-26	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Figure 18-6: Process Flow Sheet After Dewatering

Beacon Hill Consultants (1988) Ltd.	18-27	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

18.3.5.1	Water Management

The Water Treatment Plant will operate most effectively if the quantity and quality of the feed water is maintained at relatively constant levels. The solution undergoes treatment at a controlled flowrate.

18.3.5.2	Process Description

Influent Water Feed System

It is anticipated, based on information provided by Beacon Hill Consultant (1988) Ltd. that the peak flow will be 35 L/s expected during initial dewatering phase.

The equipment sizing provided in the following sections was done for a flow of 35 L/s will provide a reaction time of 15 minutes based on bench-scale test results to provide sufficient reaction time to produce good quality effluent with low metal concentrations. The reactor tanks are sized such that two reactors are needed to prevent or minimize short circuiting compared to a single reactor.  The treatment plant is also being designed with the flexibility to service either reactor while operating by diverting all of the flow into either of the reactors for a short period of time during maintenance without having a significant impact on the effluent quality.

Ferric Sulphate System

A slurry stock tank is included in the water treatment area designed and sized to hold ferric sulphate slurry for 30 days at normal flow. Ferric Sulphate slurry will be pumped from the slurry storage tank (1.0 meter in diameter by 1.5 meters high) into two independent lines with discharge to the first precipitation tank and, optionally, to the second tank in the event of maintenance.

Neutralization

The water treatment plant uses well-proven technology to produce clean treated water and chemically stable sludge containing precipitated metals.

The treatment train is equipped with two reactors, a ferric stock tank, clarifier, ferric and floc addition system, sludge recycle system, and a sludge disposal system. The feed entering the plant is directed into Reactor 1, and then gravity fed to Reactor 2, and then to the clarifier. Both reactors will provide a total retention time of 15 minutes at peak flow. The Reactor tanks are 3.0 meters diameter by 3.5 meters high with 0.5 meters freeboard.

Flocculent will be added to the feed launder, with provision made for alternative addition points. From the clarifier, the particles will settle into solids rich sludge (10-15% solids assumed for the design) while clarified solution will report to the overflow launder and into the discharge pipe. The treated water will be diverted to the polishing pond as a last resort for additional risk management and gravity discharged to the receiving environment.  This solution will be monitored for pH and turbidity.  The clarifier underflow, a sludge containing approximately 15% solids, will be continuously recycled back to the first neutralization tank where the recycled sludge is mixed with ferric sulphate slurry.  Periodically, as the sludge bed builds up in the clarifier, sludge will be purged from the system and pumped to the existing tailings pumps for final disposal into the tailings storage facility.

Beacon Hill Consultants (1988) Ltd.	18-28	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

A critical minimum volume of recycled sludge may be required but by increasing sludge recycle beyond this critical minimum, little benefit may be experienced but there is no downside in terms of process risk. Similarly a minimum size clarifier is required; a larger clarifier will provide longer retention time and possibly reduce flocculent dosing but does not generate any adverse risks.

18.3.6	Process Treatment Development

18.3.6.1	Infrastructure

This preliminary study does not address the design or existing state of the infrastructure except as to comment upon the needs of a Water Treatment Plant.

Fresh Water System

Fresh water will have to be supplied to the Water Treatment Plant.  The design and cost of this system lies outside the scope of this study; however, the cost should be minimal due to existing infrastructure onsite.  Fresh water will be supplied to:

•	Flocculent Preparation System

The water will have to be non-corrosive in nature and with a minimum of suspended solids.

Power

Power for the treatment plant will be supplied to the MCC from the existing grid.  The provision of this power, and the engineering associated with it, lies outside the scope of this preliminary engineering study.

18.3.6.2	Plant Feed System

The feed to the plant is outside the scope of work for this study but it is assumed it will be pumped from the underground directly into the water treatment plant.

18.3.6.3	Main Process Area

The Main Process area will have to be of sufficient size to enclose the area indicated in the General Arrangement Drawings.   The Main Process area will be composed of the following areas:

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Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Containment Area

A concrete floor is required in the Main Process Plant Area to control spillage.  The slope will be sufficient to direct the flow of water with solids to the sump trench.  The main sump curb will be a minimum of 30 cm.  The containment area will be sufficient to allow for controlled cleanup.  To assist in clean up, there will be a trench located down the middle of the containment area.  Discharge from the sump area will be via the Plant Area Sump Pump located in a sump hole, which will be part of the trench.

Flocculent Area

Flocculent will be prepared and mixed in the Main Process Area.

MCC Area

The MCC can be included in the existing control room onsite.

Lab and Office Area

Existing offices and lab will be used for the water treatment plant.

Fire Suppression

Treated water can be used for fire suppression.  Hydrants should be located at least at two points in the Treatment Plant area.  The appropriate fire extinguishers should be provided at the MCC, the Control Room, the Reactor Tank platform, the Clarifier bridge, and at the Clarifier discharge cone.

18.3.6.4	Reagent Systems

Ferric System

Ferric sulphate slurry storage tank will be a plastic tank and will be placed on a concrete base.  Discharge from the tank will be via a metering pump. Ferric sulphate distribution lines will be constructed with PVC lines with valves for isolation.  The rate of dosage will be controlled by a variable speed dosing pumps.

The tank will have a drain valve and an overflow line (directed down to the floor trench, ending 30 cm. above the floor).

Flocculent System

The flocculent system will be based on a vendor supplied equipment package which will include mix agitator, tanks, pumps, wetting head, etc.  The flocculent system will be in the Main Process Area.

Flocculent Preparation

Dry flocculent will be supplied in bags and mixed with fresh water to a concentration of 0.5% (by weight) using an automated polymer feed and mixing system.  Suitably aged flocculent will be transferred from the Flocculent Mixing System to the Flocculent Holding Tank using a transfer pump. The flocculent solution will be discharged from the Flocculent Holding Tank by a variable speed dosing pump.  The 0.5% strength flocculent solution will be further diluted with fresh water at a ratio of a minimum 10:1 in a static mixer before delivery to the Clarifier.

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Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

It is highly recommended that fresh water be used for both flocculant mixing and dilution.

Flocculent Distribution

The process destinations for the flocculent will include the contact mix box prior to the Clarifier feed pipe and the Clarifier feed well.  Flocculent distribution will be by carbon steel lines with valves for isolation.  The rate of dosage will be controlled by a variable speed dosing pumps.

18.3.6.5	Process Equipment (Tanks & Mechanical)

Tank Support Structures
The Reactor Tanks, the Ferric Stock Tank, and the Clarifier should all be located on concrete foundations.  These tanks can all be situated outside the Main Process Building. In extreme weather conditions, the ferric stock tanks should be located inside the building.

Reactor Tanks
The Reactor tanks will be baffled carbon steel tanks and they will be sand blasted and primed.  They will have an agitator running a 45-degree pitched blade propeller.  Discharge from the last tank will be via an up-comer. The open top up-comers will allow visible confirmation of process conditions.

The tanks will have a drain valve, a man access door (located near the bottom of the tank), and an overflow line (directed down to the floor).

Sufficient opportunities should exist during periods of low flows after initial dewatering phase to shut down and perform the required maintenance on the agitator. Certain spares will have to be maintained including; spare motors, etc.

Clarifier
In this study, the Clarifier design is a standard capacity conventional unit, installed in a carbon steel vessel with a discharge cone. There will be a bridge which will include a walkway, with grating for access to the drive mechanism supported on the reactor tank top. The rake drive system will have continuous torque sensing devices and be equipped with an automatic lifting device and a high torque alarm.  Automatic shutdown will occur at extremely high torque to protect the rake mechanism.

Clarifier Overflow Discharge Pipelines to Treated Water Pond
The Clarifier overflow launder will flow into the Clarifier Overflow discharge ditch.  From here, the treated water will be gravity fed to the Polishing Pond or directly to the receiving environment.

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Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Recycle Water System
Recycle water will be provided by a submersible pump in the clarifer.  The water produced in the overflow of the clarifier will be of sufficient quality to be used for a number of tasks around the plant including:
Fire Suppression

Flush Water (Clarifier Sludge Discharge and Recycle Lines)

It is not recommended to use the clarifier overflow water for flocculent make-up.

Fresh Water System
The Fresh Water System will provide fresh water sufficient for pump gland service, flocculent mixing, and flocculent dilution.   These two pumps and a fresh water tank will be located inside the Main Process Building.  This system will also provide minor water for washing within the plant.  Others are to provide the supply of the fresh water to within 2 meters of the Main Process Building.

Sludge Recycle System
The sludge recycle system will consist of two variable speed centrifugal pumps for each treatment system, one of which will normally be the standby unit.  All of these units will be located under the Clarifier.  The pumps will discharge to the first reactor tank.

Treated water will be piped directly into the feed lines of these pumps to provide flush capability.

Sludge Discharge System
The sludge discharge system could be operated on a continuous or periodic basis.  Initiation may be either by the process control system or by manual means. Similar to the recycle, the sludge discharge will have one pump under duty while one pump will be a backup.  Sludge will be pumped to the existing tailings pump and ultimately deposited in the tailings storage facility.

Launders and Walkways
Carbon steel pipes will provide gravity flow between the reactor tanks.  Standard guard railings and kick plates will be provided for all walkways above ground level, as well as stairways and all tank platforms and bridges.

18.3.6.6	Process Control Philosophy

The field instruments and communications systems are described below.

Control Hardware
The control system will consist of a PLC and associated I/O modules to make the plant fully automatic with minimal operator intervention. The proposed level of instrumentation facilitates an efficient and reliable process.

Beacon Hill Consultants (1988) Ltd.	18-32	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

The control equipment will be mounted in two MCC sections and stacked with the rest of the MCC line-up.  This configuration ensures reliable and cost effective installation. The control panels are divided between an analog and a discrete panel.

HMI Operator Graphical Interface
The operator interface will run on a single desktop type computer. This computer will communicate to the process via a plant control network (Ethernet). This network is designed to be separate from any office networks running at site. Included with the HMI software is a historical database that will store analog and discrete data for reporting purposes. The operator can leave the plant running in automatic, or switch it to manual and control all the equipment by starting and stopping it individually. The HMI software also generates process alarms that will be displayed in graphical format on the interface computer.

A hardware dialer that will initiate phone/radio calls when certain process parameters are outside allowable tolerances is included in the plant. The remote operator will have the capability to acknowledge alarms as well as giving some basic commands to correct the problem if possible.

Instrumentation
Field instrumentation is summarized below for the plant.

• Magnetic Flowmeters	1	units
• Process pH Meter	2	units
• Density Gauges and Transmitters	1	units
• Turbidity Transmitter	1	units
• Level Transmitter	2	units
• On/Off Valve (Knife Gate)	5	units
• On/Off Valve (Ball)	5	units
• On/Off Solenoids	1	units
• Level – Float Switch	2	units
• Torque Indicator	1	units
• Rotameter	2	units
• Variable Frequency Drives	4	units
• High Level Alarms	1	units

Despite the relative complexity of the process control system, instrumentation failure is not seen as a major threat to the operation of the plant. It is possible to maintain sufficient plant performance if there are problems with the control system, although this situation will require more labour. Spare parts should be maintained on-site to provide immediate replacement.

Beacon Hill Consultants (1988) Ltd.	18-33	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

18.4	POWER

18.4.1	Introduction

The purpose of this report is to provide a preliminary conceptual evaluation of the effect on the electrical installation of consolidating plant capacity at 85 tonnes per day (tpd) or 30,000 tonnes per year (tpy) with the potential to add an arsenic recovery plant and additional dewatering pumping in the future. A visit to the site has not been made to review the power supply and distribution system and it is recommended, prior to any changes being made to the electrical supply and distribution system, that a more in-depth study be completed, inclusive of a site visit.

18.4.2	Existing Electrical Power Supply

The existing main BC Hydro service appears to be rated for a maximum demand of 1500 kVA based on the single line diagrams provided and existing transformer capacities; 500 kVA for the surface buildings and 800 portal, and 1000 kVA for the mill. It has been assumed that the load distribution between the surface buildings/underground feeder and the mill feeder is divided in proportion to the two transformer bank capacities, therefore the surface buildings/underground feeder would take one third of the combined load and the mill feeder, two thirds.

The maximum electrical demand measured at the BC Hydro service over the past 18 months has been 660 kW. At unity power factor, this translates to an assumed peak demand load of 220 kVA on the surface buildings/underground feeder and 440 kVA on the mill feeder.

There is also a second BC Hydro electrical service to the BK portal which is rated 600V 400A and which supplies an assumed existing peak demand load of about 100 kVA.

18.4.3	New Electrical Load

It is expected that the plant will continue to operate on the existing main BC Hydro service.  The potential additional future peak demand load would bring the total load to 885 kVA which is well within the capacity of the existing transformers and should not require any upgrades on the 12.5 kV system on the demand side of the BC Hydro meters.

The underground feeder to the 800 portal will eventually require an upgrade if the additional dewatering pumping is installed, based on the addition of 125 kVA of new load. This report assumes that the existing feeder will be modified in the future to eliminate the 600V source (which steps up to 4.16 kV for the major portion of the feeder and then down to 600V again at the underground substation) which will be replaced with a 12.5 kV source transformed to 4.16 kV which then would run directly to the underground substation. Alternatively, it may be preferable to retain the existing feeder and underground substation arrangement and add a second new underground substation with a 4.16 kV feeder fed directly from the incoming 12.5 kV bus.

Beacon Hill Consultants (1988) Ltd.	18-34	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Additional future load to the existing mill 600V feeder includes 100 kVA for an arsenic recovery plant. The present transformer bank (1000 kVA) has sufficient capacity to handle this increase without upgrade (the present load has been estimated at about 440 kVA).

The surface ancillary buildings will have no change to their existing peak demand load.

The smaller BC Hydro service which feeds the BK portal is assumed to have an existing peak demand load of 100 kVA and there is no anticipated load increase to this service.  Therefore, no changes to this service will be required.

18.4.4	Electrical Supply Upgrades

BC Hydro has indicated that the existing main service can be increased in capacity by the 225 kVA envisaged without major changes or upgrades being required to the BC Hydro supply infrastructure. Assuming that the existing maximum peak demand is 660 kVA, the future load addition will mean a new peak demand of 885 kVA.

With the future additional load, it is likely that additional power factor correction capacitors will be required. This will require a subsequent study of voltage stability and power factor (which appears to be very good at present at 0.98).

18.4.5	Capital Cost

The major future electrical cost will be related to the possible addition of an arsenic recovery plant and additional dewatering pumping below the 800 portal. It has been assumed that a new 12.5 kV line tap after the mill feeder BC Hydro metering point will be needed, a 12.5 kV fused load break switch or circuit breaker, a 12.5 - 4.16 kV transformer bank (allow 500 kVA to aid motor starting), a 4.16 kV cable feeder, power factor correction capacitors and related motor and process controls.

18.4.6	Summary and Recommendations

Based on the preliminary data and information received, it appears that the existing BC Hydro service will suffice following the possible future load increases with relatively little upgrading. New load will require additional power factor correction capacitors to maintain the plant power factor at close to unity.

A new tap to the 12.5 kV system will be required to supply a new underground feeder to the 800 portal if and when the future load increases occur.

Beacon Hill Consultants (1988) Ltd.	18-35	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 19.0 MARKET STUDIES AND CONTRACTS

There is a ready market for both the Dore bar and gold flotation concentrate produced at the Bralorne mine. Bralorne Gold Mines Ltd. has an agreement with Technic Canada for the purchase of Dore bar and Ocean Partners USA Ltd. for the concentrate. The terms and conditions of these contracts are confidential but the terms have been used to establish the Net Smelter Return (NSR) for the financial evaluation of the mining project.

Beacon Hill Consultants (1988) Ltd.	19-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 20.0 ENVIRONMENTAL STUDIES, PERMITTING OR COMMUNITY IMPACT

20.1	INTRODUCTION

A review of the Bralorne Pioneer Gold Mine permits has been made by Knight Piésold Ltd. as of August 15, 2005.

The documents supplied by Bralorne Gold Mines Ltd. for this review include the following:

•	Approval AE-17623; issued by the British Columbia Ministry of Environment [MOE] (previously the Ministry of Water, Land and Air Protection); dated March 12, 2004.
•
Permit M-207; issued by the British Columbia Ministry of Energy, Mines and Petroleum Resources [MEMPR] (previously the Ministry of Energy and Mines; also, the Ministry of Employment and Investment); dated July 2, 1996.

•	Amendment to Permit M-207; issued by the British Columbia MEMPR; dated October 22, 1997.
•	Amendment to Permit M-207; issued by the British Columbia MEMPR; dated March 15, 2004.
•	Amendment to Permit M-207; issued by the British Columbia MEMPR; dated November 3, 2004.
•	Letter re: Explosive Storage and Use Permit; issued by the British Columbia MEMPR; dated November 28, 2003.
•	Audit Report; issued by the British Columbia MEMPR; dated January 18, 2005.
•	Response to Audit Report; issued by Bralorne Pioneer Gold Mines Ltd.; written by Ross B. Hollinger, P.Eng., Mine Manager; not dated.
•	Bralorne Pioneer Mine – Receiving Environment Monitoring Plan – Draft; written by Golder Associates Ltd. (previously EVS Environment Consultants); dated June 2004.
•	Bralorne Pioneer Mine – Receiving Environment Monitoring Plan – Final; written by Golder Associates Ltd. (previously EVS Environment Consultants); dated July 2004.
•	Report on Environmental Effects Monitoring at the Bralorne Pioneer Mine, Gold Bridge, BC; written by Golder Associates Ltd.; dated June 28, 2005.
•	Bralorne Tailings Impoundment Cost Estimates; written by Knight Piésold Ltd.; dated August 22, 2005.

Information for this review was also collected from phone conversations with the following individuals:

•	(Wernick, pers. comm., 2005) – Barbara Wernick, M.Sc., R.P. Bio. – Senior Environmental Scientist, Golder Associates Ltd.
•	(Yee, pers. comm., 2005) – Jasman Yee – Bralorne Gold Mines Ltd.
•	(Hollinger, pers. comm., 2005) – Ross B. Hollinger, P.Eng. – Mine Manager, Bralorne Gold Mines Ltd.

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•	(Ventnor, pers. comm., 2005) – Glen Ventnor – Bralorne Gold Mines Ltd.
•	(Yamelst, pers. comm., 2005) – Brian Yamelst – Sr. Environmental Protection Officer, British Columbia MOE
•	(Taje, pers. comm., 2005) – Ed Taje – Regional Manager Exploration & Mining, BC MEMPR

20.2	PERMIT REVIEW

20.2.1	Approval AE-14480 (MOE)

Permit 14480 was issued by the MOE on March 30, 20011.  This permit authorizes discharge of effluent to a tailings impoundment, the ground, and Cadwallader Creek from a gold mine and ore concentrator mill located near Goldbridge, British Columbia, subject to specified terms and conditions. The maximum rate of discharge permitted is 500 cubic metres per day and the authorized discharge period is continuous.

The approval has numerous general requirements that BGM must adhere to, so that they can maintain compliance.  Based on the information at hand, all conditions of the approval have been met.

20.2.2	Permit M-207 (MEMPR)

The initial permit was issued July 2, 1996, approving the Work System and Reclamation Program.  Three amendments have been issued as follows:

●	October 22, 1997	- Amendment to Reclamation Security
●	March 15, 2004	- Approving Operation of Tailings Storage Facility
●	November 3, 2004	- Approving 4130 Level Adit, 51BFW Vein

The reclamation security stands at $115,000 dollars, as per the conditions of the October 22, 1997 amendment. Further, the MEMPR is satisfied with the security bond as it stands now (Yee, pers. comm., 2005). It is unknown if there have been annual increases in the security bond, linked to the BC Consumer Price Index, as stated in condition 1(b) of the Reclamation Program, found in the original permit dated July 2, 1996. This point should be clarified and discussed with the MEMPR.

Annual reclamation reports have been submitted to the MEMPR (Yee, pers. comm., 2005). These reports were not reviewed for their content, to see if all conditions of monitoring have been included. It is recommended that Bralorne review all conditions of this permit, and all associated amendments, to ensure that the necessary monitoring is conducted throughout the year, and the data collected is reported annually. It is common for the conditions of previous permit amendments to be lost, as new amendments are issued. However, with respect to the MEMPR, all conditions of the original permit, as well as all amendments, remain valid, unless they are specifically replaced by a new amendment.

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Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Several examples of conditions that are listed in these amendments that may or may not have been met, include the following:

•
Acid rock drainage and metal leaching characterization for the waste rock, tailings and underground wall rock.  This characterization work should be on-going during operations and reported annually.  Details of exactly what the MEMPR requires to be characterized are listed in the original permit dated July 2, 1996.

•	Installation and monitoring of groundwater monitoring wells around the tailings storage facility.

For the amendment dated March 15, 2004, sub-section 1(b) of the Geotechnical section stated, “This permit amendment is valid to December 31, 2004”. This is an unusual condition, as the MEMPR rarely, if ever, assigns end dates to their permits or amendments (Taje, pers. comm., 2005). If further amendments for this permit are requested by BGM, it is recommended that all previous amendments be reviewed, so that conditions such as this are removed, if they no longer apply.

Subsequent to 2005, various modifications and additional underground mine development plans were approved by the MEMPR through the Mineral and Coal Exploration Notice of Work approval process. The MEMPR currently recognized that the Company holds a valid mine permit (M207) and has requested an update of the plan of operations including a mine closure plan.

There are no known environmental concerns at the property other than the water being pumped from underground which contains arsenic.  This water at the present time is pumped to a settling pond from where it is then pumped to the tailings pond.  Water from the tailings pond does seep to the environment.

Permit 14480

The permit # 14480 issued March 30, 2011 by the Ministry of Environment, BC Government allowing seepage to the environment.

PERMIT 14480 is summarized as follows;

This permit authorizes discharge of effluent to a tailings impoundment, the ground, and Cadwallader Creek from a gold mine and ore concentrator mill located near Goldbridge, British Columbia, subject to specified terms and conditions. The maximum rate of discharge permitted is 500 cubic metres per day and the authorized discharge period is continuous.

Tailings Seepage Collection Ponds

This section applies to the discharge of effluent from seepage collection ponds below the tailings impoundment to a watercourse within the Cadwallader Creek watershed. The site reference numbers for this discharge is E255813, E256054, and E279511.

Beacon Hill Consultants (1988) Ltd.	20-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

•	The average rate of discharge is 690 cubic metres per day.
•	The authorized discharge period is continuous.
•	The characteristics of the discharge must be equivalent to or better than:
•	Non-filterable Residue Maximum: 40 mg/L
•	Monthly Average: 25 mg/L
•	Total Sulphate Maximum: 500 mg/L
•	Total Arsenic Maximum: 0.5 mg/L
•	Monthly Average: 0.2 mg/L
•	pH Maximum: 9.0 pH units
•	Minimum: 6.5 pH units

Bralorne is at the time of writing this report is reported to be in compliance with all permits.

20.3	First Nations

Negotiations are occurring between the British Columbia (BC) Government and the First Nations to establish an agreement for an IBA that will provide benefits to them.  It is not known when this agreement will be completed or what the terms of this agreement is likely to be.  This agreement between the BC Government and the First Nations is not expected to affect the overall financial benefits that Bralorne will realize from the operation since funds that are paid to the First Nations under such an agreement are derived from government funds paid as corporate taxes by Bralorne.

As a separate negotiation Bralorne has hired advisors specialized in First Nations negotiations to meet with the First nations and discuss other benefits that Bralorne can provide.  These negotiations are on-going and the cost to the Company has not been identified as of the date of writing this report.  It is not uncommon for these negotiations to take many months.

Bralorne report that First Nations consultations have been with the Statimc Chief Council through their spokesperson Jim MacArthur. The Statimc Chief Council consists of political representatives from the eleven bands within the Statimc Nation. These communities include Bridge River (Nxwisten), Pavilion (Tskwaylacw), Cayoose Creek (Sekwelwas), Mt. Currie (Lilwat), Seton Lake (Shalath), Lillooet (Titqet), Fountain (Xaxlip), Anderson Lake (Nquatqua) Douglas (Xaxtsa), Skatin and Samahquam.

Of these eleven bands, 3 have declared territory in the Bralorne Mine Area. They are Xwisten, Shalalth and N’Quatqua and they are involved in the Quarterly Environmental Monitoring Board meetings which is a requirement of our Effluent Discharge Permit PE-14480.

There is no reason to believe that these negotiations will not be completed in a manner satisfactory to all parties.

Beacon Hill Consultants (1988) Ltd.	20-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

20.3.1	Explosive Storage and Use Permit

The audit conducted by the MEMPR, report dated January 18, 2005, discussed the use and storage of explosives at the BGM.  The audit team requested some changes and BGM has made all of those changes (Hollinger, Response to Audit Report, not dated).

Beacon Hill Consultants (1988) Ltd.	20-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 21.0 CAPITAL AND OPERATING COSTS

21.1	CAPITAL COSTS

The capital costs have been estimated based up information supplied by Bralorne personnel and Beacon Hill in-house data.  The schedule of expenditures describes those items to maintain operations and provide the facilities to allow for exploration to take place to delineate resources between 800L to 1000L.

The Capital Cost estimates are broken into two sections;

1.	Those for the base case which is the present mine operating plan at 85tpd based upon the mineral resources18 as described in the Section 14 “Mineral Resources”.
2.	Those estimated to be required to allow for exploration to take place from 800L to 1000L. The costs for these items are shown in Section 26 Recommendations. This plan includes the following;

•	a water treatment19 facility;
•	a system to dewater the openings from 800L to 1000L;
•	a ramp to provide access to 1000L from 800L;
•	rehabilitation of underground workings to 1000L;
•	surface and underground exploration program;
•	drifting and raising to fully evaluate possible viable gold veins for mining;

21.1.1	Present Operations 85tpd

The capital costs do not include any funds for evaluations as suggested in the recommendations described in this report.

The summary of the costs are shown on Table 21.1 below;
______________
18 Mineral resources that are not mineral reserves and do not have demonstrated economic viability.
19 It should be noted that a permit will be required to allow the water treatment facility to operate. It is unknown how long it will take to obtain this permit and it is not certain a permit will be approved.

Beacon Hill Consultants (1988) Ltd.	21-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 21.1: Present Operations - Capital Cost Summary

The initial capital costs consist of;

•	the installation of a Knelson concentrator at an estimated cost to purchase the equipment, install and commission it - $100,000
•	an small upgrade to the TSF to ensure it will handle the projected volume of tailings to be deposited for this plan;
•	Additional equipment consisting of a scooptrams air compressor and an allowance miscellaneous equipment.

A 10% contingency has been added to cover items that have not been identified.

The ongoing capital includes exploration drilling and replacement equipment. Again a 10% contingency has been added.

These cost form the basis for the financial evaluation include within this report.

21.2	OPERATING COSTS

The operating costs for the operations are based upon information derived from Bralorne mine actual costs to date and costs developed by Beacon Hill.  The costs for the base case are shown on Table 21.2.  As expected these costs vary on a year by year basis dependent on what activities are taking place at any one time.

These operating costs form the basis for the economic analysis.

Beacon Hill Consultants (1988) Ltd.	21-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 21.2: Present Operations - Estimated Operating Cost Summary Base Case $(000)’s
Description	Unit Rates	2012	2013	2014	2015	2016	Total
Processed Ore Tons		13,459	34,683	36,450	36,950	41,833	163,375
Development Ore Tons		1,741	6,667	28,208	6,667	13,750	57,032
From Operations Tons		8,736	28,017	8,242	30,283	28,083	103,360
From Stockpiles Tons		2,983
Mining $/t	$125.38	$1,095	$3,513	$1,033	$3,797	$3,521	$12,959
Mine Development $/t	$73.86	$1,014	$1,242	$5,680	$1,089	$3,041	$12,066
Processing $/t	$46.00	$619	$1,595	$1,677	$1,700	$1,924	$7,515
Stockpile $/t	$5.00	$15					$15
Tailings $/t	$1.90	$26	$66	$69	$70	$79	$310
G&A $/t	$40.63	$547	$1,409	$1,481	$1,501	$1,700	$6,638
Total $(000)'s		$3,316	$7,825	$9,941	$8,157	$10,265	$39,504
Average cost/ton ore		$246.36	$225.62	$272.72	$220.75	$245.39	$241.80
Average cost/oz		$1,041.45	$920.67	$1,076.92	$906.95	$1,370.45	$1,000.33

Beacon Hill Consultants (1988) Ltd.	21-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 22.0 ECONOMIC ANALYSIS

22.1	INTRODUCTION

The financial analysis Base Case has been prepared using after tax standard discounted cash flow methods to determine the NPV of the project based upon 100% equity financing and metal price of US$1650/oz Au for year 2012, US$1500/oz Au for 2013 and US$1500/oz Au thereafter.  The analysis was performed in constant 2012 Canadian dollars, excluding inflation and the United States dollar at par with the Canadian dollar.  Various sensitivities20 have been completed to determine the effect of changes to metal prices as shown below, grade variation up to +10%, variation in capital cost +20%, operating cost variation +20% and increases exchange rates between the Canadian and US$. The purpose of these sensitivities is to evaluate the effect on NPV and IRR for the variations. The Base Case is shown on Table 22.1 and sensitivities on Table 22.2.  Taxes are considered as indicative only.

The backward three year average is estimated at US$1500/oz.

The breakeven price for gold is estimated at US$1310/oz.

•	The Base Case uses a gold price of US$1650/oz for 2012, US$1500/oz for succeeding years.
•	Case 2, a gold price of US$1650/oz for 2012 and the US$1300/oz for succeeding years.
•	Case 3, a gold price of US$1650/oz for 2012, and the US$1400/oz for succeeding years.
•	Case 4, a gold price of US$1650/oz for 2012, and the US$1800/oz for succeeding years.
•	Case 5, a gold price of US$1650/oz for 2011, and the US$2000/oz for succeeding years.

Note: These cases are shown to indicate how the variation in gold affects the viability of the project and does not indicate in any way a forecast of gold prices by the authors of this report.
______________
20 Sensitivity analyses are intended to show variances in cash flows should changes occur with respect to gold price, grade, capital cost, operating cost and the Canadian/USA exchange rates.  This variance should only be interpreted as what potential occurs should a variance happen in practice.  Not of this sensitivities should be interpreted as forecasts of any changes with respect to the criteria as established in this report.

Beacon Hill Consultants (1988) Ltd.	22-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 22.1: Present Operations – Base Case21

30-Sep-12
BRALORNE GOLD MINES LTD.
Gravity/Concentrate Plant
Financial Analysis
$(000)s

Resource Tons	163,375

	YEAR
Description	2012	2013	2014	2015	2016	2017	Total

Production Ton/year	13,459	34,683	36,450	36,950	41,833		163,375
Au Grade ozAu/ton	0.282	0.285	0.295	0.283	0.208		0.267
Recovery Au % Gravity	55.13%	59.40%	59.40%	59.40%	59.40%		59.40%
Recovery Au % Concentrate	34.15%	31.80%	31.80%	31.80%	31.80%		31.80%
Au ounces payable Gravity	2,080	5,828	6,329	6,166	5,136		25,539
Au ounces payable Concentrate	1,104	2,672	2,902	2,827	2,355		11,859
Gold Price US$/oz	1,650	1,500	1,500	1,500	1,500
Gross Revenue	$5,119	$12,403	$13,481	$13,122	$10,829		$54,955
Operating Costs	(3,316)	(7,825)	(9,941)	(8,157)	(10,265)		(39,504)
Revenue Before Taxes	$1,803	$4,578	$3,541	$4,966	$564		$15,451
Taxes	$(150)	$(482)	$(370)	$(583)	$(11)		(1,596)
Revenue Before Capital Exp.	$1,653	$4,096	$3,171	$4,383	$553		$13,855
Capital Expenditures
'- Initial Capital	$(509)	$(341)					$(850)
- On-Going Capital	$(455)	$(1,364)	$(1,464)	$(1,464)	$(1,364)		$(6,111)
Total Capital	$(964)	$(1,705)	$(1,464)	$(1,464)	$(1,364)		$(6,961)
Net Cashflow	$689	$2,391	$1,707	$2,919	$(811)		$6,894

Discounted NCF 5%	$689	$2,277	$1,548	$2,521	$(667)		$6,368
Discounted NCF 8%	$689	$2,214	$1,463	$2,317	$(596)		$6,087
Discounted NCF 15%	$689	$2,079	$1,290	$1,919	$(464)		$5,514

Notes:
1. Metal Prices US $ Au/oz As Shown
2. Capital requirements based on 100% equity.
3. All funds are in Canadian $ except where noted.
4. Taxes are approximate
_______________________
21 Mineral resources that are not mineral reserves and do not have demonstrated economic viability.

Beacon Hill Consultants (1988) Ltd.	22-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 22.2: Present Operations - Sensitivity Analysis22
		NPV Discount 5%	NPV Discount 8%
Case	Description of Sensitivity	US$(000)s	US$(000)s

CASE 1	Base Case	$6,368	$6,087

CASE2	Gold $1300/oz	$1,025	$1,097
CASE3	Gold $1400/oz	$3,702	$3,597
CASE1	Base Case	$6,368	$6,087
CASE4	Gold $1800/oz	$14,192	$13,401
CASE5	Gold $2000/oz	$19,360	$18,234

CASE6	Grade -10%	$1,928	$1,911
CASE7	Grade -5%	$4,152	$4,002
CASE1	Base Case	$6,368	$6,087
CASE8	Grade +5%	$8,584	$8,171
CASE9	Grade +10%	$10,750	$10,211

CASE10	Capital Cost -20%	$7,628	$7,279
CASE11	Capital Cost -10%	$6,998	$6,683
CASE1	Base Case	$6,368	$6,087
CASE12	Capital Cost +10%	$5,738	$5,490
CASE13	Capital Cost +20%	$5,107	$4,894

CASE14	Operating Cost -20%	$12,436	$11,778
CASE15	Operating Cost -10%	$9,437	$8,964
CASE1	Base Case	$6,368	$6,087
CASE16	Operating Cost +10%	$3,252	$3,168
CASE17	Operating Cost +20%	$126	$241

CASE18	Exchange rate US$0.80=C$1.00	$16,937	$16,039
CASE19	Exchange rate US$0.90=C$1.00	$11,106	$10,547
CASE1	Base Case	$6,368	$6,087
CASE20	Exchange rate US$1.10=C$1.00	$2,438	$2,390
CASE21	Exchange rate US$1.20=C$1.00	$(846)	$(698)
________________
22 Sensitivity analyses are intended to show variances in cash flows should changes occur with respect to gold price, grade, capital cost, operating cost and the Canadian/USA exchange rates.  This variance should only be interpreted as what potential occurs should a variance happen in practice.  Not of this sensitivities should be interpreted as forecasts of any changes with respect to the criteria as established in this report.

Beacon Hill Consultants (1988) Ltd.	22-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

At present Bralorne indicate there is an inventory of 945oz of bullion gold Dore bar estimated value $1,455,184 and 401 tons of gold flotation concentrate that has a net smelter value of $1,547,130 for a combined value of 3,002,314 based upon the terms of the agreement that Bralorne has for the Dore bar with the refiner and with the smelter for gold flotation concentrate.

Results

The result of the financial analysis indicates that the after tax 5% discounted cash flow for the Base Case is $6.4 million23.  The project is most sensitive to gold price, operating cost and exchange rate, less sensitive to grade and least sensitive to capital cost.

In addition to the above proceeds from operations there is an inventory with a before tax value of $3 million.
________________
23 Mineral resources that are not mineral reserves and do not have demonstrated economic viability.

Beacon Hill Consultants (1988) Ltd.	22-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 23.0 ADJACENT PROPERTIES

There are no adjacent properties.

Beacon Hill Consultants (1988) Ltd.	23-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 24.0 OTHER RELEVANT DATA AND INFORMATION

There are no other relevant data or information.

Beacon Hill Consultants (1988) Ltd.	24-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 25.0 INTERPRETATION AND CONCLUSIONS

25.1	CONCLUSIONS

Bralorne has now been in operation for some 16 months producing at a nominal rate of 85tpd at a gold grade of 0.29oz/t.  The mine operates with the majority of the resources24 being indicated and inferred.  This is normal for this type of deposit since it is not economically viable to outline reserves since this can only be done by excavation of a mineralized zone on three sides.

It should be noted that Bralorne staff has worked to define mineable mineralization and develop the mine in an orderly manner.  The increase in the gold selling price has allowed for a decrease in the mining cut-off grade and the mine to be viable at much lower grades and lower throughput that previously envisaged.

It can be concluded that the based upon the production criteria as established in this report and gold prices remaining at present levels the present operation is potentially viable and provide an acceptable return on investment.

There are a number of challenges as shown below. These are presently being addressed.

•
First Nations agreements – these remain in abeyance and while they are being treated in a diligent manner by both the mine personnel and government officials, great care is needed to ensure that this does not affect mine operations.  Consultation with First Nations is critical to maintain their support for the project. The Company is working diligently to ensure that First Nation concerns solved as they occur which is part of the established consultation procedures.

•
The mine water does contain arsenic and this is presently being pumped into a holding pond and then to the tailings pond, further work needs to be done to evaluate this concern. It is planned to treat the water and remove the arsenic in a facility designed for that purpose25.

•	The tailing dam needs to be upgraded to ensure it meets requirements to allow continued operations.

The economic analysis for the present operations clearly indicates that, at present gold prices, the mine is potentially viable with a substantial cash flow.  Forecasts indicate that metal prices are expected to remain at this level or higher.  The breakeven price for gold is estimated as $1310/oz. Resources continue to be delineated.
____________________
24 Mineral resources that are not mineral reserves and do not have demonstrated economic viability.
25An application for the water treatment facility will require regulatory approval prior to its construction. It should be noted there is no certainty that this will be obtained.

Beacon Hill Consultants (1988) Ltd.	25-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 26.0 RECOMMENTAIONS

26.1	RECOMMENDATIONS

The Bralorne mine is an operating mine that has the potential for delineating additional resources below the area presently being mined. Thus there is opportunity for continued operations and the potential to expand the mine operation and increase proceeds from its operation should these resources26 be delineated. This process of resource expansion combined with operational expansion should be completed in a controlled manner. To meet these criteria the following recommendations are made to provide that basis on which the mine can move forward and potentially expand its operations.

1.	Ensure that the process plant maintains the capability for a throughput of at least 85tpd.
2.	Commence the exploration plan to define resources from 800L to 1000L in the Bralorne, mine and further explore the King, Pioneer and gap areas between all the mines.
3.	Install a treatment facility to allow the mine to be dewatered to 1000L.
4.	Dewater the mine to 1000L.
5.	Provide access to the 1000L and rehabilitate the underground openings to allow for exploration to continue from underground.
6.	Upon delineation of resources sufficient to allow a production rate of 250tpd.
7.	Establish a plan to further dewater openings below 1000L with a view to continuing explore areas below 1000L to allow for further exploration below 1000L to delineate additional resources.
8.
Complete an ongoing evaluation of the operation and the potential to expand by utilizing outside consultants as advisors to ensure that Bralorne staff direct their energies towards day to day operations.

The cost estimate to complete the recommended is $17,963,000. A summary of the cost is shown on Table 26.1.

Table 26.1: Summary Cost Estimate of Recommended Work Program
Description	Estimated Cost
Exploration	$4,986,000
Studies and Design Allowance	$700,000
Dewatering to 1000L	$512,000
Ramp to 1000L	$2,000,000
Rehabilitate Shaft	$250,000
Rehabilitate Drifts	$1,250,000
Water Treatment System	$2,480,000
Equipment	$1,508,000

_______________
26 It should be clearly understood that no resources have been delineated below 800L and there is no guarantee that any resources will be found and that an exploration program is required to define those resources.  However, in the authors’ opinion there is the potential for additional resources to be delineated below 800L at the Bralorne mine since historical information clearly indicates the potential for resources. However, there is no certainty that additional resources are below this level and anyone reading this report should assume that there may be no viable resources below 800L until such time as they have been delineated and verified.

Beacon Hill Consultants (1988) Ltd.	26-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Detailed Engineering and Management	684,000
Contingency 25%	3,593,000
Total Cost	17,963,000

A breakdown of the costs are shown below.

Exploration

The exploration costs has been based upon a three year program to provide the data upon which a PEA be completed and is estimated to cost $4,986,000. The breakdown is shown on Table 26.2.

Beacon Hill Consultants (1988) Ltd.	26-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 26.2: Exploration Cost Estimate

	Geochemical Survey
	Metres of geochemical survey
	Year 1	Year 2	Year 3
Item	6000	6000	6000

Assays (based on 1200 samples)	$32,400.00	$32,400.00	$32,400.00
Transportation	$2,000.00	$2,000.00	$2,000.00
Accomodation	$800.00	$800.00	$800.00
Supplies	$230.00	$230.00	$230.00
Sampling assistant	$7,000.00	$7,000.00	$7,000.00
Food	$700.00	$700.00	$700.00
Reporting	$3,250.00	$3,250.00	$3,250.00
Sub-total	$46,380.00	$46,380.00	$46,380.00

	Surface Diamond Drilling
	Metres of diamond drilling
	Year 1	Year 2	Year 3
Item	5000	5000	5000

Drilling (based on 150/metre)	$750,000.00	$750,000.00	$750,000.00
Core Boxes (15' per box)	$11,550.00	$11,550.00	$11,550.00
Supplies (ties, bags, labels, etc)	$2,000.00	$2,000.00	$2,000.00
Survey Tool ($90 per day)	$15,120.00	$15,120.00	$15,120.00
Transportation ($30 per day)	$5,040.00	$5,040.00	$5,040.00
Assays	$20,000.00	$20,000.00	$20,000.00
Reporting	$10,000.00	$10,000.00	$10,000.00
Sub-total	$813,710.00	$813,710.00	$813,710.00

	Underground Diamond Drilling
	Metres of diamond drilling
	Year 1	Year 2	Year 3
Item	5000	5000	5000

Drilling (based on 150/metre)	$750,000.00	$750,000.00	$750,000.00
Core Boxes (15' per box)	$2,690.00	$2,690.00	$2,690.00
Supplies (ties, bags, labels, etc)	$2,000.00	$2,000.00	$2,000.00
Survey Tool ($90 per day)	$15,120.00	$15,120.00	$15,120.00
Transportation ($30 per day)	$5,040.00	$5,040.00	$5,040.00
Assays	$20,000.00	$20,000.00	$20,000.00
Reporting	$7,000.00	$7,000.00	$7,000.00
Sub-total	$801,850.00	$801,850.00	$801,850.00
Total	$1,661,940.00	$1,661,940.00	$1,661,940.00

Studies and Design Allowance

An allowance for this item reflects the expected cost for studies and design to implement the plant. This report has only reviewed the plan in a general manner and to provide a basis for moving forward with the initial items. Further work is required to implement the various stages of the project. An allowance of $300,000 per year is included for 2 years with $100,000 in year 2012. This amounts to $700,000

Beacon Hill Consultants (1988) Ltd.	26-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Dewatering to 1000L

The dewatering is based upon pumping 190,000,000 litres from the area below 800L to 1050 level, to allow the 100L to be free of water. It is expected to take some 122 days at a rate 18l/s. The total cost for this is estimated to be $512,025, with installation70,400, supplies $57,970, purchase of equipment $348,777 and a contingency of $34,878.

Ramp to 1000L

The ramp from 800L to 1000L is based upon a length of 2000ft at a cosy of $1000/ft; $2 million.

Rehabilitate Shaft

Estimation of rehabilitation of the shaft that is under water is not possible until it is dewatered. The shaft will only be habilitated to provide a manway for access of men, a second means of egress from the 1000L. The allowance for this cost is based upon $1000/ft for 250ft, $250,000.

Rehabilitate Drifts

Again estimation of rehabilitation of the shaft that is under water is not possible until it is dewatered. The allowance for this cost is $250/ft for 5000 ft, a total of $1.25 million.

Water Treatment System

These costs are shown on Table 21.3. Costs for roads, site preparation, fencing & security, fire suppression, sanitary system, electrical supply, communications are included in the upgrade of surface facilities.

The capital cost for treatment plant is estimated to be $2.48 million for the expected flowrate of 35 L/s.

Beacon Hill Consultants (1988) Ltd.	26-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

Table 26.3:  Water Treatment Facility Estimated Cost

Equipment

The equipment cost, based on resale equipment, includes 2 scooptrams, two trucks, and air compressor, two single drill jumbos, track repair and miscellaneous equipment allowance.  This equipment will be needed to allow for the above work to be completed and is estimated to cost $1,508,000.

Detailed Engineering and Management

A 5% allowance on the capital costs has been added to cover detailed engineering and management by others than Bralorne personnel.

A 25 % contingency has been added to the estimated initial capital for the Sensitivity PI250 case since the costs will depend on the condition of the dewatered and other unknown which will affect the capital costs that may be incurred in following this plan. This contingency reflects the level of estimation of the costs bearing in mind that there are certain factors yet to be defined since the area on which these activities will take place are not assessable at this time.

Beacon Hill Consultants (1988) Ltd.	26-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 27.0 REFERENCES

Ball, M.C.N., (2010). Resource Estimate (Inter Office Memo).  Unpublished corporate memo, November 27th, 2010.

Ball, M.C.N., (2009). Technical Report on the Bralorne Mine Property, Resource Update and Exploration Proposal.  June 3, 2009, corporate report published on www.sedar.com

Beacon Hill (2005). Preliminary Assessment, Bralorne Mine, Bralorne Gold Deposit.  Technical Report by Beacon Hill Consultants (1988) Ltd., dated September, 2005.

DeLeen, J., (1981). Bralorne Ore Reserve, Calculations, Volumes 1-4.  Unpublished corporate report, March 27th, 1981.

DeLeen, J. (1982). Bralorne Ore Reserves and notes on areas for exploration in Bralorne Mine.  Unpublished corporate report, March 31st, 1983.

DeLeen, J. (1987) Recommended Program of Exploration at the Bralorne Project, Bralorne, BC.  Report Prepared for E&B Explorations Inc, A complete report for use in a prospectus. Dated July 24th, 1987.

DeLeen, J. (1988). Bralorne Reserves located above the 1000 level (Mascot Gold Mines Ltd.) (Inter Office Memo).  Unpublished corporate memo, February 17th, 1988.

Dunn, D. S. (2003).  Report on 2002 and 2003 Drilling and Trenching on the Bralorne Pioneer Mine Property.  Unpublished corporate report, October 15th, 2003.

Dunn, D. S. (2004).  Report on 2003 and 2004 Underground Development Program on the Bralorne Pioneer Mine Property.  Unpublished corporate report, September 30th, 2004.

Dunn, D. S. (2005).  Report on 2004/2005 Surface Drilling and Underground Development Programs on the Bralorne Pioneer Mine Property. Unpublished corporate report, March 31st, 2005.

Miller-Tait, J., Morris, A., and Hawthorn, G. (1996). Bralorne Pioneer Gold Mines Ltd, Plan and Production Schedule for: 150 Ton per Day Mining Operation Bralorne Gold Mine, Bralorne, B.C.; Unpublished Corporate Report.

Miller-Tait, J., and Sampson, C. (1995). Exploration and Development Programmes, October 1993 – July 1995, Bralorne-Pioneer Property, Bralorne, British Columbia, Lillooet Mining Division, Bridge River Area, NTS 92-J/15, Latitude 50°46’N, Longitude 122°48’W. Unpublished corporate report, July 31, 1995.

Beacon Hill Consultants (1988) Ltd.	27-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 28.0 CERTIFICATE OF QUALIFIED PERSONS

CERTIFICATE OF AUTHOR
W. P. Stokes

I, Wilfred Peter Stokes, P.Eng., do hereby certify that:

1)	I am a consulting mining engineer with an office at 113-6505 3rd Avenue, Delta, British Columbia, Canada.

2)
This certificate applies to the entitled “Preliminary Economic Assessment of the Bralorne  Mine, Gold Bridge, British Columbia, Canada” November 20, 2012 (“Technical Report”) prepared for Bralorne Gold Mines Ltd., Vancouver, British Columbia, Canada.

3)	I am a graduate of the Stoke (England) College of Technology in 1967 with a HND in Mining Engineering.

4)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of BC.

5)
I have continuously practiced my profession performing mining engineering since 1976, both as an employee of various mining companies and since 1986 at Beacon Hill Consultants, a mining consulting company, as principal and independent consultant.

6)	I have visited the property on a number of occasions; the last was May 23, 2012.

7)
In the independent report titled “Preliminary Economic Assessment of the  Bralorne Mine, Gold Bridge, British Columbia, Canada” November 20, 2012, I am responsible for Sections 1, 2 and 3, Sections 16, Sections 18.3, 18.5, Sections 19, 20, 21, 22, 23, 24, 25 and 26.  I am also responsible for overall study management and compilation.

8)
I have had prior involvement as one of the authors of the report titled “Preliminary Assessment for the Bralorne Mine, Gold Bridge, British Columbia, Canada” dated September 1, 2005 and three non-compliant National Instrument 43-101 reports dated October 2006, September 2007 and October 31, 2011 respectively.

9)	I am independent of Bralorne Gold Mines Ltd. as defined in Section 1.5 of National Instrument 43-101.

10)
I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I fulfill the requirements of a Qualified Person as defined in National Instrument 43-101.

11)
I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report and that this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

12)	I have read National Instrument 43-101, Standards for Disclosure of Mineral Properties and Form 43-101F1. This technical report has been prepared in compliance with that instrument and form.

“W. P. Stokes”{Signed and Sealed}

W. P. Stokes, P.Eng.

Dated this 20th November, 2012 in Delta, British Columbia

Beacon Hill Consultants (1988) Ltd.	28-1	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

CERTIFICATE OF AUTHOR

G.D Kirkham

I, Garth David Kirkham, P.Geo., do hereby certify that:

1)	I am a consulting geoscientist with an office at 6331 Palace Place, Burnaby, British Columbia.

2)
This certificate applies to the entitled “Preliminary Economic Assessment of the Bralorne  Mine, Gold Bridge, British Columbia, Canada” amended date November 20, 2012 (“Technical Report”) prepared for Bralorne Gold Mines Ltd., Vancouver, British Columbia, Canada. I am a graduate of the University of Alberta in 1983 with a B. Sc. in Geophysics.

3)
I am a member in good standing of the Association of Professional Geoscientists of Ontario, Association of Professional Engineers and Geoscientists of the Province of Alberta, the Association of Professional Engineers and Geoscientists of BC, and the Northwest Territories and Nunavut Association of Engineers and Geoscientists.

4)
I have continuously practiced my profession performing computer modeling since 1988, both as an employee of a geostatistical modelling and mine planning software and consulting company and as an independent consultant.

5)	I have visited the property on a number of occasions; the last was May 23, 2012.

6)
In the independent report titled “Preliminary Economic Assessment of the  Bralorne Mine, Gold Bridge, British Columbia, Canada” amended date November 20, 2012, I am responsible for Sections for Sections 4, 5, 6, 7, 8, 9, 10, 11, 12 and 14.

7)
I have had prior involvement as one of the authors of the report titled “Preliminary Assessment for the Bralorne Mine, Gold Bridge, British Columbia, Canada” dated September 1, 2005 and three non-compliant National Instrument 43-101 reports dated October 2006, September 2007 and October 31, 2011, respectively.

8)	I am independent of Bralorne Gold Mines Ltd. as defined in Section 1.5 of National Instrument 43-101.

9)
I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I fulfil the requirements of a Qualified Person as defined in National Instrument 43-101.I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report and that this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10)	I have read National Instrument 43-101, Standards for Disclosure of Mineral Properties and Form 43-101F1. This technical report has been prepared in compliance with that instrument and form.

Garth Kirkham, P.Geo.

“G. D. Kirkham”{Signed and Sealed}

Dated this 20th day of November, 2012 in Burnaby, British Columbia

Beacon Hill Consultants (1988) Ltd.	28-2	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

CERTIFICATE OF AUTHOR
Frank R. Wright, P.Eng.

I, Frank Ralph Wright, P.Eng., do hereby certify that:

1)	I am a consulting metallurgical engineer practicing at 427 Fairway Drive, North Vancouver, British Columbia, Canada.

2)
This certificate applies to the entitled “Preliminary Economic Assessment of the Bralorne  Mine, Gold Bridge, British Columbia, Canada” amended date November 20, 2012 (“Technical Report”) prepared for Bralorne Gold Mines Ltd., Vancouver, British Columbia, Canada.

3)
I am a graduate of the University of Alberta, Edmonton Alberta, in 1979 with a Bachelor of Science in Metallurgical Engineering, and a graduate of Simon Fraser University, Burnaby BC, in 1983 with a Bachelor of Business Administration.

4)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of BC.

5)
I have continuously practiced my profession in the areas of hydrometallurgy, environmental, and mineral process engineering since 1979, both as an employee of various resource companies and consulting firms.  Since 1998, I have been principal and an independent consultant with F. Wright Consulting Inc., primarily providing services to junior and mid-tier exploration and mining firms.

6)	I visited the Bralorne property on May 23, 2012.

7)	In the independent report titled “Preliminary Economic Assessment of the Bralorne Mine, Gold Bridge, British Columbia, Canada” amended date November 20, 2012, I am responsible for Sections 13 and 17.

8)	I have had no prior involvement in the property, which is the subject of this technical report.

9)	I am independent of Bralorne Gold Mines Ltd. as defined in Section 1.5 of National Instrument 43-101.

10)
I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I fulfil the requirements of a Qualified Person as defined in National Instrument 43-101.

11)
I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report and that this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

12)
I have read National Instrument 43-101, Standards for Disclosure of Mineral Properties and Form 43-101F1. The portions of the technical report for which I am responsible have been prepared in compliance with that instrument and form.

“F. Wright”{Signed and Sealed}

Frank Wright, P.Eng.

Dated this 20th November, 2012 in Delta, British Columbia

Beacon Hill Consultants (1988) Ltd.	28-3	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

CERTIFICATE OF AUTHOR
S. J. Martin

I, Scott Joseph Martin, P.Eng., do hereby certify that:

1)	I am a consulting mining engineer with an office at #150, 1715 Dickson Ave, Kelowna, British Columbia, Canada.

2)
This certificate applies to the entitled “Preliminary Economic Assessment of the Bralorne  Mine, Gold Bridge, British Columbia, Canada” amended date November 20, 2012 (“Technical Report”) prepared for Bralorne Gold Mines Ltd., Vancouver, British Columbia, Canada..

3)	I am a graduate of the University of British Columbia in 1995 with a B.A.Sc. in Geological Engineering.

4)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of BC.

5)	I have continuously practiced my profession performing geotechnical engineering since 1996. I currently am a Project Director for EBA Engineering Consultants Ltd.

6)	I have visited the property on a number of occasions; the last was May 8, 2012.

7)	In the independent report titled “Preliminary Economic Assessment of the Bralorne Mine, Gold Bridge, British Columbia, Canada” amended date November 20, 2012, I am responsible for Section 18.2.

8)	I am independent of Bralorne Gold Mines Ltd. as defined in Section 1.5 of National Instrument 43-101.

9)
I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I fulfill the requirements of a Qualified Person as defined in National Instrument 43-101.

10)
I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report and that this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11)	I have read National Instrument 43-101, Standards for Disclosure of Mineral Properties and Form 43-101F1. This technical report has been prepared in compliance with that instrument and form.

“S.J. Martin”{Signed and Sealed}

S.J. Martin, P.Eng.

Dated this 20th November, 2012 in Delta, British Columbia

Beacon Hill Consultants (1988) Ltd.	28-4	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

CERTIFICATE OF AUTHOR
Mohsen Barkh, P.Eng.

I, Mohsen Barkh, P.Eng., do hereby certify that:

1)	I am a consulting metallurgical engineer practicing at 6927 Antrim Avenue, Burnaby, British Columbia, Canada.

2)
This certificate applies to the entitled “Preliminary Economic Assessment of the Bralorne  Mine, Gold Bridge, British Columbia, Canada” amended date November 20, 2012 (“Technical Report”) prepared for Bralorne Gold Mines Ltd., Vancouver, British Columbia, Canada.

3)	I am a graduate of the University of British Columbia, Vancouver, BC in 2006 with a Masters of Engineering in Environmental Engineering.

4)	I am a member in good standing of the Association of Professional Engineers and Geoscientists of BC.

5)	I have continuously practiced my profession as an employee of various resource companies and consulting firms.

6)	In the independent report titled “Preliminary Economic Assessment of the Bralorne Mine, Gold Bridge, British Columbia, Canada” amended date November 20, 2012, I am responsible for Sections 18.3.

7)	I have had no prior involvement in the property, which is the subject of this technical report.

8)	I am independent of Bralorne Gold Mines Ltd. as defined in Section 1.5 of National Instrument 43-101.

9)
I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I fulfill the requirements of a Qualified Person as defined in National Instrument 43-101.

10)
I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the Technical Report and that this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

11)
I have read National Instrument 43-101, Standards for Disclosure of Mineral Properties and Form 43-101F1. The portions of the technical report for which I am responsible have been prepared in compliance with that instrument and form.

“Mohsen Barkh”{Signed and Sealed}

Mohsen Barkh, P.Eng.

Dated this 20th November, 2012

Beacon Hill Consultants (1988) Ltd.	28-5	November 2012

Bralorne Gold Mines Ltd.	Bralorne Mine - PEA

SECTION 29.0 DATE AND SIGNATURE PAGE

“W. P. Stokes” {signed and sealed}
_______________________________________________
W. P. Stokes, P.Eng.
Beacon Hill Consultants (1988) Ltd.
Effective date: October 15, 2012
Signing date:  November 15, 2012
Amended date: November 20, 2012

“Garth Kirkham” {signed and sealed}
_______________________________________________
Garth Kirkham, P.Geo.
Kirkham Geosystems Ltd.
Effective date: October 15, 2012
Signing date:  November 15, 2012
Amended date: November 20, 2012

“Frank Wright” {signed and sealed}
_______________________________________________
Frank Wright, P.Eng.
F. Wright Consulting Inc.
Effective date: October 15, 2012
Signing date:  November 15, 2012
Amended date: November 20, 2012

“Martin Scott” {signed and sealed}
_______________________________________________
Martin Scott, P.Eng.
EBA Engineering Consultants Ltd.
Effective date: October 15, 2012
Signing date:  November 15, 2012
Amended date: November 20, 2012

“Mohsen Barkh”{Signed and Sealed}
_______________________________________________
Mohsen Barkh, P.Eng.
SGS Canada Inc.
Effective date: October 15, 2012
Signing date:  November 15, 2012
Amended date: November 20, 2012

Beacon Hill Consultants (1988) Ltd.	29-1	November 2012